POLISH FINANCIAL SUPERVISION AUTHORITY

Half-year report P 2007

(In accordance with § 86, section 1 point 2 of the Decree of the Minister of Finance dated October 19, 2005 – Journal of Laws No 209, point 1744)

for issuers of securities involved in production, construction, trade or services activities

For the first half of financial year 2007 comprising the period from **1 January 2007** to **30 June 2007**
Containing the financial statements according to International Financial Reporting Standards in PLN.

publication date: 14 September 2007

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.
(name of issuer in brief)

Metals industry
(issuer branch title per the Warsaw Stock Exchange)

59 301
(postal code)

LUBIN
(city)

M. Skłodowskiej – Curie
(street)

48
(number)

(48 76) 74 78 200
(telephone)

(48 76) 74 78 500
(fax)

IR@BZ.KGHM.pl
(e-mail)

www.kghm.pl
(website address)

692-000-00-13
(NIP)

390021764
(REGON)

Ernst & Young
(Entity entitled to audit financial statements)

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	half-year 2007 period from 1 January 2007 to 30 June 2007	half-year 2006 period from 1 January 2006 to 30 June 2006	half-year 2007 period from 1 January 2007 to 30 June 2007	half-year 2006 period from 1 January 2006 to 30 June 2006
I. Sales	5 860 077	5 602 056	1 522 652	1 436 351
II. Operating profit	2 267 276	2 670 406	589 117	684 684
III. Profit before income tax	2 255 092	2 659 546	585 951	681 900
IV. Profit for the period	1 844 245	2 230 336	479 199	571 852
V. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VI. Earnings per ordinary share (in PLN/EUR)	9.22	11.15	2.40	2.86
VII. Net cash generated from operating activities	1 687 601	887 550	438 497	227 565
VIII. Net cash used in investing activities	(424 687)	(138 464)	(110 348)	(35 502)
IX. Net cash used in financing activities	(7 472)	(11 743)	(1 941)	(3 011)
X. Total net cash flow	1 255 442	737 343	326 208	189 052
	At 30 June 2007	**At 31 December 2006**	**At 30 June 2007**	**At 31 December 2006**
XI. Current assets	6 712 815	5 234 938	1 782 573	1 366 396
XII. Non-current assets	7 211 968	7 100 481	1 915 122	1 853 331
XIII. Non-current assets held for sale	254	-	67	-
XIV. Total assets	13 925 037	12 335 419	3 697 762	3 219 727
XV. Current liabilities	5 341 236	2 847 050	1 418 352	743 122
XVI. Non-current liabilities	1 406 274	1 320 741	373 433	344 733
XVII. Equity	7 177 527	8 167 628	1 905 977	2 131 872

This report is a direct translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.

dlw 9/19

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S REPORT ON ITS REVIEW OF THE FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2007

Lubin, September 2007

Independent Auditors' Review Report on the Interim Financial Statements for the six month period ended 30 June 2007

To the General Shareholders Meeting and Supervisory Board of KGHM Polska Miedź SA

1. We have reviewed the attached financial statements of KGHM Polska Miedź SA ('the Company') located at M. Skłodowskiej-Curie 48, in Lubin, including:
   - the interim balance sheet as of 30 June 2007 with total assets amounting to 13,925,037 thousand zlotys,
   - the interim income statement for the period from 1 January 2007 to 30 June 2007 with a net profit amounting to 1,844,245 thousand zlotys,
   - the interim statement of changes in equity for the period from 1 January 2007 to 30 June 2007 with a net decrease of equity amounting to 990,101 thousand zlotys,
   - the interim cash flow statement for the period from 1 January 2007 to 30 June 2007 with a net cash inflow amounting to 1,239,154 thousand zlotys and
   - the interim explananatory notes

   ('the attached interim financial statements').

2. The truth and fairness[1] of the attached interim financial statements prepared in accordance with International Financial Reporting Standards applicable to interim financial reporting as adopted by the European Union ('IAS 34') and the proper maintenance of the accounting records are the responsibility of the Company's Management Board. Our responsibility is to issue a report on these financial statements based on our review.

3. Except for the effects, if any, of the matter described in paragraph 5 below, we conducted our review in accordance with the provisions of the law binding in Poland and auditing standards issued by the National Council of Statutory Auditors ('Standards'). These Standards require that we plan and perform our review in such a way as to obtain moderate assurance as to whether the financial statements are free of material misstatement. The review was mainly based on applying analytical procedures to the financial data, review of accounting records and inquiries with the management of the Company as well as its employees. The scope of work[2] of a review differs significantly from an audit of financial statements, the objective of which is to express an opinion on the truth and fairness[3] of the financial statements. Review provides less assurance than an audit. We have not performed an audit of the attached interim financial statements and, accordingly, we do not express an audit opinion.

4. The Company's financial statements for the period ended 30 June 2006 and for the year ended 31 December 2006 were respectively reviewed and audited by another certified auditor, acting on behalf of another entity. The certified auditor issued a review report dated 5 September 2006 on the financial statements for the period ended 30 June 2006, and an audit opinion dated 5 March 2007 on the financial statements for the year ended 31 December 2006.

---

[1] Translation of the following expression in Polish language: "prawidłowość, *rzetelność i jasność*"

[2] In Polish language two expressions are used (*"zakres i metoda"*) that in English language translation are covered by one expression "the scope of work";

[3] Translation of the following expression in Polish language: "*prawidlowo, rzetelnie i jasno*"

5. As detailed in note 7 of the explanatory notes of the attached financial statements, the Company holds 100% shares of its subsidiary, Telefonia Dialog S.A. The last impairment test in relation to the above investment was performed by the Company as at 31 December 2006. The carrying amount of the investment amounted to 1,130,000 thousand zlotys as at that date. As described in the above note of the explanatory notes, as at the date of the attached financial statements, the subsidiary is in the process of preparation of its updated financial projections. In our opinion, the results of the impairment test performed as at 31 December 2006 should be reassessed. The Company expects that the process will be finalized during the second half of 2007 and its results will be used to determine whether impairment indicators have changed and if so to perform an impairment test. Had such an impairment test been required to be performed by the Company as at 30 June 2007, an change of the carrying amount of the investment in its subsidiary may have been necessary as at that date. We are unable to determine the effects, if any, of such a change as at the date of this review report or potential effects of the reassessment of the impairment test performed as at 31 December 2006.

6. As at 30 June 2007, the Company reported a deferred tax liability amounting to 10,050 thousand zlotys in the attached financial statements. As detailed in note 19 to the explanatory notes of the attached financial statements, the Company determines the probability of future realization of the deferred tax asset related to the Company's long-term provisions based on five-year financial plans and the related projections of tax results prepared by the Company's Management Board. Having regard to the regulations of International Accounting Standard 12 'Income Taxes' ('IAS 12'), the Company commenced works aimed at revision of its current approach to assessing the recoverability of the deferred tax asset. As of the date of this report, we are unable to determine results of the above revision, which would affect the balance of deferred taxes as at 30 June 2007.

7. Except for the potential effects, if any, of the matters described in paragraphs 5 and 6 above, our review did not reveal the need to make material changes to the attached interim financial statements to present truly and fairly[3] in all material respects the financial position of the Company as at 30 June 2007 and its financial result, for the 6-month period ended 30 June 2007 in accordance with IAS 34.

8. Without further qualifying our report, we draw attention to the following matter:

   As detailed in note 14 of the attached financial statements, as at 30 June 2007 the Company reported share capital amounting to 7,413,573 thousand zlotys. The above amount includes revaluation of share capital resulting from application of International Accounting Standard 29 'Financial Reporting in Hyperinflationary Economies' ('IAS 29'). Based on the resolution of General Meeting of the Company's Shareholders in relation to the consolidated financial statements, the results of the revaluation have been transferred to consolidated retained earnings. As a consequence, share capital reported zlotys as at 31 December 2006 in the consolidated financial statements amounted to 2,000,000 thousand. Due to the lack of such resolution related to the attached financial statements of the Company, share capital reported in the attached financial statements does not equal to share capital reported in the consolidated financial statements. However, as detailed in note 14, the Company will undertake steps to receive decision from the General Meeting of the Company's Shareholders on basis of which the results of the revaluation will be transferred to the retained earnings in the standalone financial statements of the Company.

on behalf of
Ernst & Young Audit Sp. z o.o.
Rondo ONZ 1, 00-124 Warsaw
Registration No. 130

Marek Musiał
Certified Auditor
Registration No. 90036/7272
Warsaw, 7 September 2007

Jacek Hryniuk
Certified Auditor
Registration No. 9262/6958

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD ON THE ACCURACY OF THE PREPARED FINANCIAL STATEMENTS

Lubin, September 2007

EXEMPTION NUMBER: 82-4639

DECLARATION BY THE MANAGEMENT BOARD ON THE ACCURACY OF THE PREPARED FINANCIAL STATEMENTS

According to our best judgement the half-year financial statements and the comparative data have been prepared in accordance with accounting principles currently in force, and reflect in a fair, clear and accurate way the material and financial position of KGHM Polska Miedź S.A. and the financial result of the Company. The half-year report on the activities of the Company presents a true picture of the growth and achievements, as well as the condition, of KGHM Polska Miedź S.A., including a description of the basic risks and threats.

Signatures

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
7 September 2007	*Krzysztof Skóra*	President of the Management Board	
7 September 2007	*Maksymilian Bylicki*	I Vice President of the Management Board	
7 September 2007	*Marek Fusiński*	Vice President of the Management Board	
7 September 2007	*Stanisław Kot*	Vice President of the Management Board	
7 September 2007	*Ireneusz Reszczyński*	Vice President of the Management Board	

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

Lubin, September 2007

EXEMPTION NUMBER: 82-4639

DECLARATION BY THE MANAGEMENT BOARD REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

The entity entitled to audit financial statements, and which has reviewed the half-year financial statements, was selected in accordance with legal provisions. This entity, as well as the certified auditors who have carried out this review, have met the conditions for issuing an impartial and independent report on their review, in accordance with appropriate Polish legal provisions.

Signatures

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
7 September 2007	*Krzysztof Skóra*	President of the Management Board	
7 September 2007	*Maksymilian Bylicki*	I Vice President of the Management Board	
7 September 2007	*Marek Fusiński*	Vice President of the Management Board	
7 September 2007	*Stanisław Kot*	Vice President of the Management Board	
7 September 2007	*Ireneusz Reszczyński*	Vice President of the Management Board	

KGHM POLSKA MIEDŹ S.A.

FINANCIAL STATEMENTS

FOR THE FIRST HALF OF 2007

Lubin, September 2007

Table of contents to the financial statements

(amounts in tables in '000 PLN unless otherwise indicated)

Balance sheet

	Note	At 30 June 2007	At 31 December 2006
Assets			
Non-current assets			
Property, plant and equipment	5	4 533 472	4 378 301
Intangible assets	6	74 266	75 425
Shares in subsidiaries	7	1 929 042	1 904 368
Investments in associates	7	438 559	438 559
Deferred income tax assets	19	-	130 150
Available-for-sale financial assets	8	24 287	78 364
Held-to-maturity investments	9	42 225	32 169
Derivative financial instruments	10	123 413	16 411
Trade and other receivables	11	46 704	46 734
		7 211 968	**7 100 481**
Current assets			
Inventories	12	1 620 479	1 638 271
Trade and other receivables	11	1 175 379	1 220 583
Available-for-sale financial assets	8	204 251	-
Held-to-maturity investments	9	30 049	-
Derivative financial instruments	10	350 067	282 648
Cash and cash equivalents	13	3 332 590	2 093 436
		6 712 815	**5 234 938**
Non-current assets held for sale	**22**	**254**	**-**
TOTAL ASSETS		**13 925 037**	**12 335 419**
Equity and liabilities			
EQUITY			
Share capital	14	7 413 573	7 413 573
Registered share capital		2 000 000	2 000 000
Share capital from revaluation due to hyperinflation		5 413 573	5 413 573
Other reserves	15	128 128	(431 526)
Retained earnings	16	(364 174)	1 185 581
TOTAL EQUITY		**7 177 527**	**8 167 628**
LIABILITIES			
Non-current liabilities			
Trade and other payables	17	6 332	6 522
Borrowings	18	23 551	29 552
Derivative financial instruments	10	-	881
Deferred income tax liabilities	19	10 050	-
Liabilities due to employee benefits	20	810 113	803 875
Provisions for other liabilities and charges	21	556 228	479 911
		1 406 274	**1 320 741**
Current liabilities			
Trade and other payables	17	4 662 905	1 280 401
Borrowings	18	9 422	10 808
Current income tax liabilities		224 449	400 846
Derivative financial instruments	10	341 806	1 047 112
Liabilities due to employee benefits	20	65 697	63 234
Provisions for other liabilities and charges	21	36 957	44 649
		5 341 236	**2 847 050**
TOTAL LIABILITIES		**6 747 510**	**4 167 791**
TOTAL EQUITY AND LIABILITIES		**13 925 037**	**12 335 419**

The notes presented on pages 7 to 85 represent an integral part of these financial statements

(amounts in tables in '000 PLN unless otherwise indicated)

Income statement

CONTINUED ACTIVITIES	Note	For the period from 1 January 2007 to 30 June 2007	from 1 January 2006 to 30 June 2006
Sales	24	5 860 077	5 602 056
Cost of sales	25	(3 201 584)	(3 204 929)
Gross profit		**2 658 493**	**2 397 127**
Selling costs	25	(41 015)	(39 704)
Administrative expenses	25	(278 497)	(242 179)
Other operating income	27	284 655	604 440
Other operating costs	28	(356 360)	(49 278)
Operating profit		**2 267 276**	**2 670 406**
Financial costs - net	29	(12 184)	(10 860)
Profit before income tax		**2 255 092**	**2 659 546**
Income tax expense	30	(410 847)	(429 210)
Profit for the period		**1 844 245**	**2 230 336**
Earnings per share during the period (PLN per share)	31		
- basic		9.22	11.15
- diluted		9.22	11.15

The notes presented on pages 7 to 85 represent an integral part of these financial statements

(amounts in tables in '000 PLN unless otherwise indicated)

Statement of changes in equity

	Share capital	Other reserves	Retained earnings	Total equity
At 1 January 2006	**7 413 573**	**(796 709)**	**(520 474)**	**6 096 390**
Fair value losses on available-for-sale financial assets (note 15)	-	(37)	-	**(37)**
Impact of cash flow hedging	-	(1 240 335)	-	**(1 240 335)**
Deferred income tax (note 19)	-	232 918	-	**232 918**
Total income/(expenses) recognised directly in equity	**-**	**(1 007 454)**	**-**	**(1 007 454)**
Profit for the period	-	-	2 230 336	**2 230 336**
Total recognised income/(expenses)	**-**	**(1 007 454)**	**2 230 336**	**1 222 882**
Dividends for 2005 (note 32)			(2 000 000)	(2 000 000)
At 30 June 2006	**7 413 573**	**(1 804 163)**	**(290 138)**	**5 319 272**
At 1 January 2007	**7 413 573**	**(431 526)**	**1 185 581**	**8 167 628**
Fair value losses on available-for-sale financial assets (note 15)	-	(1 480)	-	(1 480)
Impact of cash flow hedging (note 10)	-	698 586	-	698 586
Deferred income tax (note 19)	-	(137 452)	-	(137 452)
Total income/(expenses) recognised directly in equity	**-**	**559 654**	**-**	**559 654**
Profit for the period	-	-	1 844 245	1 844 245
Total recognised income/(expenses)	**-**	**559 654**	**1 844 245**	**2 403 899**
Dividends for 2006 (note 32)	-	-	(3 394 000)	(3 394 000)
At 30 June 2007	**7 413 573**	**128 128**	**(364 174)**	**7 177 527**

The notes presented on pages 7 to 85 represent an integral part of these financial statements

(amounts in tables in '000 PLN unless otherwise indicated)

Cash flow statement

	Note	For the period from 1 January 2007 to 30 June 2007	For the period from 1 January 2006 to 30 June 2006
Cash flow from operating activities			
Cash generated from operating activities	33	2 272 097	1 416 724
Income tax paid		(584 496)	(529 174)
Net cash generated from operating activities		**1 687 601**	**887 550**
Cash flow from investing activities			
Purchase of subsidiaries' shares		(30 426)	(9 560)
Purchase of property, plant and equipment and intangible assets		(421 752)	(319 946)
Proceeds from sale of property, plant and equipment and intangible assets	33	1 830	1 121
Purchase of held-to-maturity financial assets		(41 847)	-
Proceeds from sale of held-to-maturity financial assets		12 400	200 000
Purchase of available-for-sale financial assets		(200 000)	-
Proceeds from sale of available-for-sale financial assets		61 254	641
Purchase of assets financed from the resources of Mine Closure Fund		(32 152)	(13 760)
Proceeds from sale of assets financed from the resources of Mine Closure Fund		22 096	2 455
Loans granted		(1 436)	(4 430)
Repayments of loans		9 575	5 668
Interest received		290	4 506
Dividends received		205 167	3 823
Other investment expenses		(9 686)	(8 982)
Net cash used in investing activities		**(424 687)**	**(138 464)**
Cash flow from financing activities			
Repayments of loans and borrowings		(3 000)	(5 400)
Payments of liabilities due to financial leases		(4 040)	(4 990)
Interest paid		(432)	(1 353)
Net cash used in financing activities		**(7 472)**	**(11 743)**
Total net cash flow		**1 255 442**	**737 343**
Exchange gains/(losses) on cash and cash equivalents		(16 288)	52 048
Movements in cash and cash equivalents		**1 239 154**	**789 391**
Cash and cash equivalents at beginning of the period	**13**	**2 093 436**	**1 609 455**
Cash and cash equivalents at end of the period	**13**	**3 332 590**	**2 398 846**
including restricted cash and cash equivalents		1 932	1 825

The notes presented on pages 7 to 85 represent an integral part of these financial statements

Translation from the original Polish version

(amounts in tables in '000 PLN unless otherwise indicated)

Notes to the financial statements of KGHM Polska Miedź S.A. (Company) prepared for the first half of 2007

1. General information

Name, head office, business

KGHM Polska Miedź S.A. (Company) with its head office in Lubin at the address: ul. M. Skłodowskiej-Curie 48 is a stock company registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations under KRS no. 23302 on the territory of the Republic of Poland. The Company has been assigned a tax identification number (NIP) 692-000-00-13 and statistical REGON number 390021764. KGHM Polska Miedź S.A. has a multi-divisional organisational structure, which comprises a Head Office and 10 Divisions: 3 mines (Lubin Mine, Polkowice-Sieroszowice Mine, Rudna Mine), 3 smelters (Głogów Smelter, Legnica Smelter, the Cedynia Wire Rod Plant), an Ore Enrichment Plant, a Tailings Plant, a Mine-Smelter Emergency Rescue Unit, and a Data Center.
The shares of KGHM Polska Miedź S.A. are listed on the Warsaw Stock Exchange and - in the form of GDRs (global depositary receipts) - on the London Stock Exchange (LSE). According to the classification of the Warsaw Stock Exchange, KGHM Polska Miedź S.A. is classified under the "metals industry" sector.

The principal activities of the Company comprises:

- the mining of non-ferrous metals ore,
- the excavation of gravel and sand,
- the production of copper, precious and non-ferrous metals,
- the production of salt,
- the casting of light and non-ferrous metals,
- the forging, pressing, stamping and roll forming of metal - powder metallurgy,
- waste management,
- wholesale sales based on direct or contractual payments,
- the warehousing and storage of goods,
- holding management activities,
- geological and exploratory activities,
- general construction activities with respect to mining and production facilities,
- the generation and distribution of electricity and of steam and hot water, the production of gas, and the distribution of gaseous fuels through a supply network,
- professional rescue services,
- scheduled and non-scheduled air transport, and
- telecommunication and IT activities.

Activities involving the exploitation of copper ore, salt deposits and common minerals are carried out based on licenses held by KGHM Polska Miedź S.A., which were issued by the Minister of Environmental Protection, Natural Resources and Forestry in the years 1993-2004.

Timeframe of issuer

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The timeframe of the Company is unlimited.
The legal antecedent of KGHM Polska Miedź S.A. was the State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

Composition of the Management Board

At 30 June 2007 and at the date of authorisation of the financial statements for issue, the composition of the Management Board is as follows:

President of the Management Board – Krzysztof Skóra
I Vice President of the Management Board - Maksymilian Bylicki
Vice President of the Management Board - Marek Fusiński
Vice President of the Management Board - Stanisław Kot
Vice President of the Management Board - Ireneusz Reszczyński

(amounts in tables in '000 PLN unless otherwise indicated)

Authorisation of the financial statements

These financial statements were authorised for issue and signed by the Management Board of the Company on 7 September 2007.

Going concern

These financial statements were prepared under the assumption that the Company will continue to operate as a going concern over the period of at least 12 months from the balance sheet date in an unaltered form and business scope due to intentional or the intended or forced discontinuation or significant limitation of its current activities. At the date of signing of the financial statements the Management Board of the Company has not identified any facts or circumstances suggesting any threats to the going concern consideration in the foreseeable future.

2. Main accounting principles applied

2.1 Basis for preparation

These financial statements have been prepared in accordance with the International Financial Reporting Standards approved by the European Union.

These financial statements have been prepared on the historical cost basis (adjusted for the effects of hyperinflation in respect of property, plant and equipment and equity), with the exception of available-for-sale financial assets and derivative instruments, which have been measured at fair value.

The carrying amount of recognised hedged assets and liabilities is adjusted for the changes in fair value attributable to the hedged risk.

In these financial statements the Company has not applied any standard or interpretation prior to their coming into force.

Published standards and interpretations which have not come into force or have not been approved by the European Union:

IFRIC 12 "Service Concession Arrangements"
IFRIC Interpretation 12 was issued on 30 November 2006. The Interpretation relates to arrangements whereby a government or other body grants contracts for the supply of public services to private operators. It provides general principles which operators of service concession contracts should follow in recognising and measuring assets and liabilities arising from service concession contracts. The Interpretation will be in effect for periods beginning on or after 1 January 2008. The Company is currently analysing if this interpretation affects its financial statements.

IFRS 8 "Operating segments"
IFRS 8, *Operating segments*, was published by the International Accounting Standards Board on 30 November 2006, and replaces IAS 14, *Segment Reporting* and is in effect for periods beginning on and after 1 January 2009. This standard introduces a management approach to segment reporting, and underlines the necessity to disclose indicators and other measures used to monitor and evaluate activities to enable the users of the financial statements to evaluate the nature and financial results of various forms of activity carried out by the Company.
The Company is currently analysing if this interpretation affects its financial statements.

IAS 23 "Borrowing costs"
The amended IAS 23 was published by the International Accounting Standards Board on 29 March 2007. This standard relates to the accounting treatment for borrowing costs incurred that relate to assets that take a substantial period of time to get ready for their intended use or sale (qualifying assets). The amended IAS 23 removes the option of immediately recognising borrowing costs as an expense and instead requires them to be capitalised. Although this change will affect the Company, it is believed that its impact on the financial statements will be immaterial. The amended standard will be in effect for periods beginning on or after 1 January 2009; however, after evaluating the effects of any changes and following acceptance of this amended Standard by the European Union, the Company will consider its earlier application.

IFRIC 13 "Customer Loyalty Programmes"
On 28 June 2007 the International Accounting Standards Board issued interpretation 13 *Customer Loyalty Programmes*. This interpretation addresses the method of accounting for payments related to the sale of goods or services included in customer loyalty programmes. This interpretation is effective for periods beginning on or after 1 January 2008, and will not affect the financial statements of the Company.

(amounts in tables in '000 PLN unless otherwise indicated)

IFRIC 14 "IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"
IFRIC Interpretation 14 was issued by the International Accounting Standards Board on 4 July 2007. It refers to IAS 19 *Employee Benefits* and provides guidance on how an entity should measure an asset which arises due to the participation of the entity in an employee defined benefit plan. This interpretation also explains what the impact on this asset may be from the minimum requirements for funding such plans. The purpose of introducing this interpretation is to standardise the approach to accounting for such assets as a result of the surplus which arises in defined benefit plans. This interpretation is effective for periods beginning on or after 1 January 2008, and will not affect the financial statements of the Company.

2.2 Accounting policy

2.2.1 Property, plant and equipment

The following assets are considered to be items of property, plant and equipment:
- those which are held by an entity for use in production, supply of goods and services or for administrative purposes,
- those which are expected to be used during more than one year,
- those in relation to which it is probable that future economic benefits associated with the item will flow to the entity, and
- those whose value can be measured reliably.

At initial recognition items of property, plant and equipment are measured at cost.

Borrowing costs incurred for the purchase or construction of an item of property, plant and equipment are not recognised in the cost. Exchange rate differences arising from liabilities in a foreign currency, related to the purchase or construction of an item of property, plant and equipment, are recognised in profit or loss in the period in which they are incurred.

At initial recognition, the Company includes in the costs of property, plant and equipment anticipated costs of future dismantling and removal and of restoring the sites on which they are located, the obligation for which an entity incurs either when the item is installed or as a consequence of having used the item for purposes other than to produce inventories. In particular, the Company includes in the initial cost of items of property, plant and equipment discounted decommissioning costs, i.e. the costs of liquidating such assets after the conclusion of underground and surface mining, as well as of other facilities which, in accordance with prevailing law, must be liquidated upon the conclusion of activities.

Mine closure costs recognised in the initial cost of an item of property, plant and equipment are depreciated in the same manner as the item of property, plant and equipment to which they relate, beginning from the moment an asset is brought into use, throughout the period set out in the asset group liquidation plan within the schedule of mine closure.
The costs of liquidating other facilities recognised in their initial cost are depreciated beginning from the moment an item of property, plant and equipment is brought into use, throughout the period of use and in accordance with the method used for the depreciation of those items of property, plant and equipment to which they have been assigned.

Property, plant and equipment acquired in the period up to 31 December 1996 and brought into use after this date, for which expenditures were incurred to the end of 1996, were restated to reflect the effects of hyperinflation in accordance with IAS 29, *"Financial reporting in hyperinflationary economies"*.

Measurement after initial recognition

At the balance sheet date, items of property, plant and equipment are carried at cost, less any accumulated depreciation and any accumulated impairment losses.

Subsequent expenditures on items of property, plant and equipment (for example to increase the usefulness of an item, for spare parts or renovation) are recognised in the carrying amount of a given item or as separate item of property, plant and equipment (where appropriate) only if it is probable that future economic benefits associated with the item will flow to the entity, and the cost of the item can be measured reliably. All other expenditures on repairs and maintenance are recognised in profit or loss in the period in which they are incurred.

Items of property, plant and equipment (excluding land) are **depreciated** using the straight-line method over their anticipated useful life. The residual value and useful life of an asset and the method of depreciation applied to items of property, plant and equipment are reviewed at least at the end of each financial year.

The useful lives, and therefore the depreciation rates of items of property, plant and equipment used in the production of copper, are adapted to the plans for the conclusion of mining operations.

The following time ranges have been applied as the anticipated useful life of a given class of property, plant and equipment:

- Buildings and civil engineering facilities: 25-60 years,
- Machinery and equipment: 4-15 years,
- Vehicles: 3-14 years,
- Other - the useful life is set individually for specific items of property, plant and equipment.

Depreciation begins when an item of property, plant and equipment is available for use. Depreciation ceases at the earlier of the date that the asset is classified as held for sale (or included as part of a disposal group which is classified as held for sale) in accordance with IFRS 5 *"Non-current assets held for sale and discontinued operations"* or when it is derecognised upon disposal or retirement.

The basis for the calculation of depreciation is the cost of an item of property, plant and equipment less its residual value.

The individual significant parts of an item of property, plant and equipment (components), whose useful lives are different from the useful life of the given asset as a whole and whose cost is significant in comparison to the cost of the item of property, plant and equipment as a whole, are depreciated separately, applying depreciation rates reflecting their anticipated useful lives.

An asset's carrying amount is written down to its recoverable amount, if the carrying amount of the asset (or cash-generating unit to which it belongs) is greater than its estimated recoverable amount.

The asset's carrying amount includes costs of regular major inspections (including for the purpose of certification), which are required to avoid the occurrence of faults.

Specialised spare parts with a significant initial cost and an anticipated useful life of more than 1 year are recognised as an item of property, plant and equipment. Spare parts and servicing equipment whose use is restricted to only certain items of property, plant and equipment are recognised in a similar manner. Other spare parts and servicing-related equipment with an insignificant cost are recognised as inventories and accounted for in the income statement at the moment they are used.

The carrying amount of an item of property, plant and equipment is derecognised on disposal, or when no future economic benefits are expected from its use or disposal.

2.2.2 Intangible assets

Intangible assets include:
- development costs,
- software,
- acquired concessions, patents, licenses,
- other intangible assets, and
- intangible assets not yet available for use (under construction).

Other intangible assets
Intangible assets are identifiable non-monetary assets without physical substance. In particular the following are recognised as intangible assets:
- acquired computer software,
- acquired property rights – copyrights and related rights, licenses, concessions, rights to inventions, patents, trademarks, utility and decorative designs.

At initial recognition intangible assets are measured at cost.

Any borrowing costs incurred for a qualifying intangible asset are recognised in the income statement in the period in which they are incurred. Exchange differences which arise from liabilities in a foreign currency which are related to the acquisition or construction of an item of intangible assets are recognised in profit or loss in the period in which they are incurred.
At the balance sheet date intangible assets are measured at cost less any accumulated amortisation and accumulated impairment losses.

Intangible assets are amortised using the straight-line method over their anticipated useful lives, which are as follows for the specific types of intangible assets:
- Software – 2-8 years,
- Licenses for computer software – 2 years,
- Rights to geological information – 50 years,
- Acquired property rights – over a useful life set separately for individual property rights.

KGHM Polska Miedź S.A. does not possess other intangible assets having an indefinite useful life, although it does possess intangible assets not yet available for use (under construction). The Company does not amortise such items of intangible assets, however they are tested for impairment annually. Any potential impairment loss is recognised in the income statement.
The amortisation method and the amortisation rate of intangible assets are subject to review at each balance sheet date.

Development costs
The Company carries out development projects which are primarily aimed at reducing copper production costs, increasing the production capacity of the smelters and mines, improving the technical parameters of manufactured products, improving copper production technology.

An intangible asset arising from development is recognised if the entity can demonstrate:
- the technical feasibility of completing the intangible asset so that it will be available for use or sale,
- the intention to complete the intangible asset and use or sell it,
- its ability to use or sell the intangible asset in the manner in which the intangible asset will generate probable future economic benefits,
- the availability of adequate technical, financial and other resources to complete the development and use or sell the intangible asset, and
- its ability to measure reliably the expenditures attributable to the intangible asset that have been incurred during its development.

The cost of internally-generated development work recognised as an item of intangible assets is the sum of expenditure incurred from the date when the intangible asset arising from development first meets the criteria for recognition.

Such capitalised development costs are recognised as an intangible asset not available for use and are not amortised until the moment when the given intangible asset is successfully completed and the decision has been taken to implement it. Such intangible assets are, however, tested annually for impairment. The amount of the impairment is recognised in the income statement.

After initial recognition, an intangible asset is carried at cost less any accumulated amortisation and any accumulated impairment losses.

Internally generated intangible assets are amortised using the straight-line method over the period of their anticipated use.

Research expenditure is recognised as an expense as incurred.

2.2.3 Equity investments

Subsidiaries
Subsidiaries are all entities over which the Company has the power to govern their financial and operating policies in order to achieve benefits from their activities. Such control is usually exercised when the Company has the majority of the total number of votes in the governing bodies of these entities. The existence and effect of potential voting rights that are currently exercisable or convertible are also considered when assessing whether the Company controls another entity.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interests.

In the financial statements, investments in subsidiaries which are not classified as held for sale in accordance with IFRS 5 are recognised at cost, in accordance with IAS 27, *Consolidated and Separate Financial Statements* , less any impairment losses, in accordance with IAS 36, *Impairment of Assets.*

Combinations of business entities under common control are accounted for by applying the pooling of interests method.

Associates
Associated entities are those entities over which the Company has significant influence but not control, and in which it participates in setting both the financial and operational policy of a given entity, which is commonly associated with the ownership of from 20% to 50% of the total number of votes in the entity's governing bodies or the possibility of affecting its operations in another manner.

In the financial statements of the Company, shares in associates which are not classified as held for sale in accordance with IFRS 5 are recognised at cost, in accordance with IAS 27, *Consolidated and Separate Financial Statements*, i.e. based on its direct interest in equity, less any impairment losses, in accordance with IAS 36, *Impairment of Assets*.

2.2.4 Investments (financial assets)

Financial investments are classified as follows:

- financial assets at fair value through profit or loss,
- loans and receivables,
- held-to-maturity investments,
- available-for-sale financial assets.

Investments are classified based on the purpose for which the investments were acquired and on the accepted measurement methods and items in the financial statements where the effects are recognised. Classification is made at initial recognition of the financial assets.

Principles for the classification of financial assets by category and their measurement:

Financial assets at fair value through profit or loss

This category includes financial assets held for trading and financial assets designated at fair value through profit or loss at initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, if designated by the entity at initial recognition for measurement at fair value through profit or loss. A financial asset may be designated by the entity at initial recognition as measured at fair value through profit or loss only if:

a) such classification eliminates or significantly reduces any inconsistency in respect of measurement or recognition (also defined as "an accounting mismatch"), which otherwise would occur due to a different method of measuring assets or of recognising related profits or losses, or

b) a group of financial assets is managed in a proper manner and the results of the group are measured based on fair value, in accordance with documented risk management principles or with the investment strategy.

Derivatives are also categorised as "held for trading" unless they are designated as hedges.

Assets in this category are classified as current if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They arise when the Company transfers monetary resources, delivers goods or services directly to the client, and does not intend to classify these receivables to financial assets measured at fair value through profit or loss.

Loans and receivables are included in current assets, except for maturities greater than 12 months after the balance sheet date. Loans and receivables with maturities greater than 12 months after the balance sheet date are included in non-current assets. Loans and receivables are included in trade and other receivables.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company has the positive intention and ability to hold to maturity, except for assets classified as measured at fair value through profit or loss or available for sale, as well as financial assets meeting the definition of loans and receivables.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories.
This category primarily includes financial assets which do not have a fixed maturity date and which do not meet the criteria for being included in the category of financial assets at fair value through profit or loss, as well as financial assets which were acquired on a secondary market and which have a fixed maturity date, but which the Company does not intend, and is not able, to hold until maturity.
Available-for-sale financial assets are included in non-current assets unless the Company intends to dispose of the investment within 12 months of the balance sheet date.

The purchase and sale of investments are recognised at the transaction (entered into) date, initially at fair value plus transaction costs, with the exception of financial assets measured at fair value through profit or loss, which are recognised initially at fair value.
Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. In a case where substantially all risks and rewards of ownership have not been transferred, investments are derecognised at the moment when the Company loses control over a given asset.

Available-for-sale financial assets and financial assets measured at fair value through profit or loss are subsequently carried at fair value. Available-for-sale financial assets whose fair value cannot be determined and which do not have a fixed maturity date are carried at cost.

Gains and losses from financial assets which are classified as financial assets measured at fair value through profit or loss are included in the income statement in the period in which they arise.

Gains and losses from financial assets which are classified as available-for-sale financial assets are recognised in equity, except for impairment losses and exchange gains/losses on monetary assets. When available-for-sale financial assets are derecognised, the total cumulative gains and losses which had been recognised in equity are recognised in the income statement as gains and losses from the derecognition of investments in available-for-sale financial assets.

The disposal of similar investments having different acquisition costs is accounted for using the FIFO method.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is inactive (and for unlisted securities), the Company establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, options valuation models and other techniques/valuation models generally used by the market and refined to reflect the issuer's specific circumstances.

Loans and receivables and held-to-maturity investments are measured at amortised cost using the effective interest rate.

Financial instruments designated as hedges are included in none of the above categories.

Financial assets at fair value through equity are managed based on their total rate of return, which means that net gains or losses which are transferred to the income statement due to the realisation of financial assets, apart from any changes in fair value, also include other income due to such instruments, such as interest or other benefits paid, or returns on investments.

At the balance sheet date, the Company did not make use of the possibility of designating a financial instrument at the moment of initial recognition for measurement at fair value through profit or loss.

The Company has no collateral established for any of the categories of financial assets which would improve the credit conditions.

There was no reclassification of an item of financial assets which would alter the method of measuring such assets.

2.2.5 Impairment of financial assets

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. The Company primarily recognises the following as significant objective indicators (evidence): serious financial problems of the debtor, legal action being taken against the debtor, the disappearance of an active market for a given financial instrument, the occurrence of significant unfavourable changes in the economic, legal or market environment of the issuer of a financial instrument, and the continuation of a decrease in the fair value of a financial instrument below amortised cost.

If any such evidence exists for available-for-sale financial assets, the cumulative loss that had been recognised directly in equity – set as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss. Impairment losses recognised in profit or loss on equity instruments are not reversed through profit or loss. The reversal of impairment losses on financial debt instruments is

recognised in profit or loss if, in a subsequent period, and after recognition of the impairment loss, the fair value of these instruments increases due to events occurring after recognition of the impairment loss.

If there exists evidence of potential impairment of loans and receivables or of held-to-maturity investments measured at amortised cost, the amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted using the original effective interest rate for these assets (i.e. the effective interest rate computed at the initial recognition of assets based on a fixed interest rate, and the effective interest rate computed at the final revaluation of assets based on a floating interest rate). Any impairment loss is recognised in profit and loss. The carrying amount of financial assets is determined by using a separate account for impairment losses (credit losses).

Receivables and loans, as well as financial assets held to maturity which are measured at amortised cost, are tested individually at each balance sheet date as to whether there is evidence of impairment. Receivables which are not individually recognised as impaired, but for which there exists the possibility of impairment due to their specific credit risk (related for example to the type of activity or structure of the clients) are tested for impairment as a group. However, due to the specific nature of the sales of KGHM Polska Miedź S.A. and its policy of restricting credit risk, the Company analyses its receivables primarily on an individual basis (without regard to their significance) in terms of the occurrence of evidence for impairment and any subsequent recognition thereof.
An impairment loss is reversed if in future periods the impairment is reduced, and this reduction may be attributed to events occurring after recognition of the impairment. The reversal of an impairment loss is recognised in the profit or loss.

2.2.6 Derivative instruments

a) Recognition and measurement of derivative instruments in the balance sheet

Derivative instruments are recognised in the books at the moment when the entity becomes a party to a binding contract. Purchased instruments are initially recognised as financial assets at their initial cost, which is represented by the purchase price of the given instrument, or – in the case of sold instruments – in liabilities, at the selling price of the given instrument. In the case of options, the initial cost is the premium obtained or paid.

Embedded derivative instruments are separated from host contract and are accounted for on the date when the contract is entered into, if all of the following conditions are met:
- the contract containing the embedded derivative instrument (host contract) is not measured at fair value, with changes in fair value recognised in other operating income or other operating costs,
- the characteristics and risks of the embedded derivative are not closely related to the characteristics and risks of the host contract, and
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.

Contracts are re-evaluated as respects the separation of embedded instruments whenever there occurs a significant change in the terms of a given contract causing a significant change in the cash flow arising from the contract.

At the balance sheet date derivatives are carried at fair value.

b) Fair value

Estimated fair value is equal to the amount recoverable or payable to close an outstanding position at the balance sheet date. Where possible, transactions are valued based on market prices.
In the case of buy or sell commodity forwards, the fair value was estimated based on forwards prices for the maturity dates of specific transactions. In the case of copper, the official LME closing prices and volatility ratios as at the balance sheet date are those obtained from Reuters. For silver and gold the LBM fixing price is used, also at the balance sheet date. In the case of volatility and silver and gold forward rates, quotations given by Banks/Brokers are used.

The fair value of currency forward transactions was estimated based on the reference rate being the NBP fixing rate as at the balance sheet date. Currency interest rates and currency volatility ratios from Reuters are used.

As at the balance sheet date no valuation model based on other than described above market price were used.

Recognition of the effects of changes in fair value and gains or losses from the realisation of derivative instruments depends on their intended use. The instruments are classified as hedging instruments and instruments held for trading. Hedging instruments are classified as fair value hedges and future cash flow hedges. Besides, depending on the nature of the item being hedged, derivative instruments are classified as commodity market instruments and currency instruments. Gains and losses arising from changes in the fair value of traded derivative instruments, due either to their measurement at the balance sheet date or to their realisation, are recognised as other operating income/gains in the income statement, in the period in which they arose.

2.2.7 Hedging instruments

Hedging, for accounting purposes, is based on proportional compensation of the effects of changes in the fair value or cash flows arising from a hedging instrument and a given hedged item.

Hedging instruments are designated as hedges of future cash flow.

In a cash flow hedge, a derivative used as a hedging instrument is an instrument which:

- hedges the exposure to variability of cash flows and is attributable to a particular type of risk associated with a recognised asset or liability, or a highly probable forecast transaction, and
- will affect reported net profit or loss.

Gains and losses arising from changes in the fair value of cash flow hedges are recognised as a separate item under equity, in that portion in which the instrument represents an effective hedge of the associated hedged item. The portion which is ineffective is taken to the income statement as other operating income or costs. Gains or losses arising from a cash flow hedge are taken to the income statement when the given hedged item affects profit or loss.

Hedge effectiveness is the degree to which changes in the cash flows of the hedged item that are attributable to the hedged risk are offset by changes in the cash flows of the hedging instruments.

If the hedged firm commitment or forecast transaction results in recognition of a non-financial asset or liability in the balance sheet, then, at the time the item is recognised, all associated gains and losses are reflected in the cost or other carrying amount of the asset or liability.

As respects accounting for hedging transactions, hedges of future cash flows are applied. The designated hedges relate to future forecast transactions as assumed in the Sales Plan of the Company for a given year. These plans are prepared based on the production capabilities of the Company for a given period. KGHM Polska Miedź S.A. considers the probability of these transactions occurring as being very high, as from a historical point of view, sales were always realised by the Company at those levels assumed in individual Sales Plans.

When entering into contracts, the Company documents the relationship between hedging instruments and the hedged items, as well as the objective of risk management and the strategy related to the conclusion of hedging transactions. The Company also documents its evaluation, both at the date of inception of the hedge as well as on an on-going basis, of whether the derivative instruments used in hedging transactions are highly effective in offsetting changes in the cash flows of the hedged items.

The Company ceases to recognise derivative instruments in its accounts as hedging instruments upon their expiry, sale, termination or realisation, or when the Company withdraws a designation of a given instrument as a hedge. The Company may designate a given instrument as a hedge in a new or different hedging relationship or use it as a hedge of another type of risk.

In such a case, for cash flow hedges, gains or losses arising in the periods in which the hedge was effective are retained in equity until the hedged item affects profit or loss.

If the hedge of a firm commitment or forecast transaction ceases to exist, because the hedged item no longer meets the definition of a firm commitment, or because it is probable that the forecast transaction will not occur, then the net gain or loss recognised in equity is immediately transferred to the income statement.

Financial assets which are not derivative financial instruments, or financial liabilities which are not derivative financial instruments, may be designated as a hedging instrument only for the purpose of hedging against currency risk.

Classes of financial instruments
Derivative instruments have also been categorised by class, based on the type of transaction, the nature of specific instruments and the manner in which they are measured.

2.2.8 Inventories

Inventories are comprised of:
- materials,
- semi-products and work in progress,
- finished goods, and
- goods for resale.

Additions to inventories are measured in accordance with the following principles:
- materials and goods for resale – at cost,
- finished goods, semi-products – at actual manufacturing cost,
- work in progress – based on valuation of work-in-progress inventories.

Inventories disposed of are measured in accordance with the following principles:
- materials and goods for resale – at average cost based on the weighted average cost of a given item,
- finished goods and semi-products – by taking the difference between the closing balance of the inventories and the value of any additions, and giving due regard to the opening balance.

Inventories are measured in accordance with the following principles:
- materials and goods for resale – at average costs set as for disposal,
- finished goods, semi-products and work in progress – based on cumulative actual manufacturing costs and giving due regard to the opening balance.

At the balance sheet date inventories are measured based on the above-mentioned principles, but not higher than the net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

2.2.9 Trade and other receivables

Trade receivables are recognised initially at the amount due and subsequently measured at amortised cost using the effective interest rate, less provision for impairment, while trade receivables with maturity up to 12 months from the date of their arising are not discounted.
Impairment losses on trade receivables are recognised when there is objective evidence that an entity will not be able to collect all amounts due. The amount of the impairment loss is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.
The amount of the impairment loss is recognised in the income statement.
Receivables not representing financial assets are recognised initially at their nominal value and measured at the balance sheet date at the amount due.
Receivables with a maturity over 12 months from the balance sheet date are classified as non-current assets. Current assets include receivables with a maturity up to 12 months from the balance sheet date.

Recognised as receivables are:

- **trade receivables** – these are receivables which arise from the principal operating activities of the Company,
- **other receivables**, including:
- loans granted,
- other financial receivables, i.e. receivables meeting the definition of financial assets,
- other non-financial receivables, including advances for deliveries and fixed assets, assets under construction, intangible assets and shares, receivables from employees, if they are settled other than by cash payment, and
- prepayments.

2.2.10 Cash and cash equivalents

Cash and cash equivalents includes cash in hand and in bank accounts, bank deposits held at call, other safe current investments with original maturities of three months or less from the date of their creation, acquisition or issuance and with high liquidity. Cash and cash equivalents also includes interest on cash equivalents.
Restricted cash and cash equivalents are recognised in held-to-maturity investments if the period in which they will not be available for the Company exceeds 12 months after the balance sheet date. These are particularly the monetary assets of the Mine Closure Fund. As these funds are to be used in future years,

for these reason the Company is restricted in the possibility of using them to settle its liabilities within a period of at least twelve months after the balance sheet date. Financial assets acquired from the funds of the Mine Closure Fund are measured at amortised cost, based on the effective interest rate.

2.2.11 Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use, under condition that they are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and their sale must be highly probable.

Immediately before the initial classification of assets (or disposal groups) as held for sale, the carrying amount of the asset is measured in accordance with applicable standards.

At the moment of reclassification these assets are measured at the lower of carrying amount and fair value less costs to sell.

2.2.12 Impairment of non-financial assets

Goodwill, and intangible assets not yet available for use, are not amortised, but are tested annually for impairment.

A depreciable asset is tested for impairment whenever an event or change in circumstances indicates that its carrying amount may not be recoverable. An impairment loss is recognised as the amount of the carrying value of the given asset which exceeds its recoverable amount. The recoverable amount is the higher of two amounts: fair value less costs to sell, and value in use.

For the purpose of assessing impairment, assets are grouped at the lowest level at which they generate cash inflows that are largely independent of those from other assets (cash-generating units).
Cash-generating units are determined separately each time an impairment test is to be performed.

If an impairment test indicates that the recoverable amount (i.e. the higher of the asset's fair value less costs to sell and its value in use) of a given asset or cash-generating unit is lower than its carrying amount, an impairment loss is recognised as the difference between the recoverable amount and the carrying amount of a given asset or cash-generating unit.
Any impairment loss is initially allocated to goodwill, if any. The remaining amount of the impairment is allocated to assets within the cash-generating units proportionally to their share of the carrying amount of the entire unit. If such an allocation is made, the carrying amount of the asset may not be lower than the highest of the following amounts: fair value less costs to sell, value in use and zero.

Impairment losses are recognised in profit or loss.

Non-financial non-current assets, other than goodwill, for which an impairment loss was recognised in prior periods, are tested at each balance sheet date to determine whether there is any indication of the possibility that an impairment loss may be reversed.

2.2.13 Equity

Equity in the financial statements of the Company consists of:

1. Share capital at nominal value, reflecting the effects of hyperinflation.
2. Other reserves, composed of:
   - a revaluation reserve set at the fair value of cash flow hedging instruments in the portion reflecting an effective hedge, and
   - a revaluation reserve for the measurement to fair value of financial assets classified as available-for-sale.
3. Retained earnings, composed of:
   - undistributed profit or uncovered loss from prior years,
   - supplementary capital created in accordance with the Commercial Partnerships and Companies Code,
   - supplementary capital created and used in accordance with the Statutes of the Company,
   - profit or loss for the period.

2.2.14 Liabilities

Liabilities are present obligations of the Company arising from past events, the settlement of which is expected to result in an outflow from the entity of resources embodying economic benefits.

Liabilities comprise:
- liabilities due to bank loans, loans and financial leases,
- trade payables,
- other financial liabilities, and
- other non-financial liabilities.

Current trade payables are recognised in the balance sheet at their nominal value. The carrying amount of these liabilities reflects the approximate amount representing the level of amortised cost, using the effective interest rate. Current trade payables are not discounted.

Financial liabilities are included in two categories:

- Financial liabilities measured at fair value through profit or loss

Financial liabilities recognised under this category are liabilities held for trading and financial liabilities designated at the moment of initial recognition for measurement at fair value through profit and loss, under condition that such designation:

a) eliminates or significantly reduces inconsistencies in measurement or recognition (sometimes referred to as "an accounting mismatch"), which would have arisen from measuring financial liabilities or recognising the related gains or losses using any other method, or
b) that the group of financial liabilities is properly managed, and that the results of this group are measured based on fair value, in accordance with the documented principles of risk management or with the investment strategy.

- Other financial liabilities

Liabilities included in this category are recognised initially at fair value, plus any transaction costs incurred.

After initial recognition, an entity measures all of its financial liabilities at amortised cost, using the effective interest rate, with the exception of:

1) financial liabilities measured at fair value through profit or loss (including derivative instruments with a negative fair value), and

2) financial liabilities arising when the transfer of financial assets does not qualify them for derecognition (elimination from the balance sheet).

If the transfer of financial assets does not qualify them for derecognition because the entity retained virtually all of the risks and rewards associated with ownership of the transferred assets, then the entity continues to fully recognise the transferred assets and simultaneously recognises financial liabilities in the amount of the payments received. In subsequent periods, the entity recognises all revenues received from the transferred assets and all expenditures incurred in respect of the financial liabilities.

3) financial guarantee agreements.

Financial instruments designated as hedging instruments are not included in any of the above categories.

At the balance sheet date, the Company did not make use of the possibility of designating financial liabilities at the moment of initial recognition for measurement at fair value through profit or loss.

Liabilities not included under financial liabilities are measured at the amount payable.

2.2.15 Accruals

Accruals are liabilities which must be paid for goods or services which were received or performed, but for which payment has not yet been rendered, an invoice has not been received or a formal agreement reached with the supplier, including amounts due to employees.

Accruals include:
- remuneration and the related surcharges paid on a one-off basis, respecting annual periods,
- accrued costs of fees arising from the settlement of production, if they were not recognised as uninvoiced liabilities,
- short-term accruals for unused annual leave,

- other accrued costs matched to revenues, representing future liabilities estimated based on contracts entered into or other reliable estimates.

2.2.16 Deferred income

Deferred income mainly includes:
- monetary resources received for financing the acquisition or manufacture of assets under construction and of development work, which are recognised as income over the periods necessary to match them with the depreciation of the assets financed by these resources, and
- the value of property, plant and equipment, assets under construction and intangible assets acquired at no charge as a grant, which is recognised as income over the periods necessary to match it with the depreciation of those assets.

(The value of fixed assets, assets under construction and intangible assets acquired at no charge as a grant is recognised in accordance with the described Policy, note 2.2.26 *Government grants*).

2.2.17 Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
Provisions are recognised in particular in respect of the following:
- future mine closure costs after the conclusion of mining activities, costs of liquidating technological facilities in the copper smelters and other facilities (jointly: decommissioning costs) in cases where the law foresees the obligation to dismantle and remove them after the conclusion of activities and to restore the sites to their original condition,
- the effects of court proceedings and of disputed issues,
- guarantees granted.

Provisions are recognised in an amount representing the best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect of the time value of money is material, the amount of the provision shall be the present value of the expenditure expected to be required to settle the obligation.

The provision for future decommissioning costs of mines and other facilities is recognised based on the estimated expected costs of liquidating such facilities and of restoring the sites to their original condition. Estimation of this provision is based on specially-prepared studies using ore exploitation forecasts (for mining facilities), and technical-economic expertise prepared either by specialist external firms or within the Company. Provisions are reviewed at the balance sheet date.

The amount of provisions set at 1 January 2004, i.e. at the transition date for application of IFRS for the purposes of preparing the consolidated financial statements, recognised in the cost of property, plant and equipment, was calculated based on the optional exemption set out in IFRS 1, *„First-time Adoption of International Financial Reporting Standards"*. Beginning from 1 January 2004, all changes arising from changes in the amount of provisions are recognised in accordance with IFRIC 1.

In accordance with IAS 1, *„Presentation of Financial Statements"* provisions are presented in the balance sheet as either current or non-current.

No provisions are recognised for future operating losses if they are due to the impairment of assets used by the entity to conduct its business.

2.2.18 Employee benefits

The Company offers employee retirement benefit plans as well as other long-term employee benefit plans. The Company runs both defined benefit and defined contribution plans. Defined benefit plans are those for the payment of retirement and disability benefits and coal equivalent payments. Other long-term employee benefits comprise jubilee awards.

The amount of the liability recognised in the balance sheet due to the defined benefit plans as well as other long-term employee benefit plans is equal to the present value of the defined benefit obligation at the balance sheet date, and reflects actuarial gains and losses and the costs of past employment. The value of defined benefit obligations is estimated at the balance sheet date by independent actuaries using the Projected Unit Credit Method. The present value of the defined benefit obligation is determined by discounting estimated future cash outflow using the interest rates on treasury bonds expressed in the currency of the future benefit payment, with maturities similar to those of the liabilities due to be paid. According to IAS 19, the discount rate should be based on the market yields of high quality corporate bonds. Should there be no developed market for such bonds, and such a situation does exist in Poland, the interest rate on government bonds at the balance sheet date should be used.

Actuarial gains and losses increase or decrease costs in the income statement in the period in which they arose.

Costs of past employment related to defined benefit plans are accounted for in the income statement systematically, using the straight-line method, over the period until the benefits become vested.

Retirement benefits due to employees under defined contribution plans:
KGHM Polska Miedź S.A. participates in an Employee Retirement Plan. With respect to this Plan, KGHM Polska Miedź S.A. has no legal or constructive obligation to pay any employee benefits if the related insurance firm does not have sufficient assets to cover its obligations in respect of the Plan participants after their period of employment.

2.2.19 Income taxes (including deferred income tax)

Income taxes in the income statement comprise: current tax and deferred tax.

Current income tax is calculated in accordance with current tax laws.

Deferred income tax is determined using tax rates (and laws) that are expected to apply to the period when the asset is realised or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.

A deferred tax liability is recognised for taxable temporary differences between the tax base of assets and liabilities and their carrying amount in the financial statements. This liability is not discounted.

A deferred tax asset is recognised for deductible temporary differences between the tax base of assets and liabilities and their carrying amount in the financial statements. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax losses can be utilised.

Deferred tax assets and deferred tax liabilities are not recognised if they arise from the initial recognition of an asset or liability in a transaction that:
- is not a business combination, and
- at the time of the transaction, affects neither the accounting profit nor taxable profit.

A deferred tax liability is likewise not recognised on temporary differences arising from the initial recognition of goodwill.

Deferred tax is recognised in the income statement for a given period, unless the deferred tax:
- arises from transactions or events which are directly recognised in equity – in which case the deferred tax is also recognised in the appropriate equity item, or
- arises from a business combination – in which case the deferred tax affects goodwill or the excess of interest in the fair value of net assets over the cost of acquisition.

Deferred tax assets and deferred tax liabilities are offset if the Company have a legally enforceable right to set off current income tax assets against current income tax liabilities, and if the deferred income tax assets and deferred income tax liabilities relate to income taxes levied by the same taxation authority.

2.2.20 Contingent items and other off-balance sheet items.

Contingent liabilities are:
a) potential obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity, or
b) a present obligation that arises from past events but is not recognised because:
- it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or
- the amount of the obligation (liability) cannot be measured with sufficient reliability.

The contingent liabilities of the Company include among others:
- guarantees and promissory notes issued for the benefit of third-parties in connection with contracts,
- liabilities due to compensation for damages arising in the course of business activities, resulting from matters which remain unresolved,
- conditionally-suspended penalties for economic use of the environment,
- liabilities arising from implementation contracts, calculated based on future outcome, and
- other contingent liabilities arising from contracts entered into.

Other off-balance sheet liabilities of the Company include among others:
- liabilities towards the Polish State Treasury due to perpetual usufruct of land,
- liabilities towards local government entities due to payments in respect of perpetual usufruct of land acquired for a fee on a secondary market, expressed in the total amount of future minimum payments arising from contracts,
- liabilities towards other entities due to payments arising from operational lease contracts, expressed in the total amount of future minimum payments arising from the contract.

2.2.21 Revenues

Revenues from sales are recognised at the fair value of the consideration received or receivable, less VAT, rebates and discounts. Revenues are adjusted for the gain or loss from the settlement of derivative instruments hedging cash flows, in accordance with the general principle that the portion of gain or loss on a derivative hedging instrument that is determined to be an effective hedge is recognised in the same item of income statement in which the gain or loss on the hedged item is recognised at the moment when the hedged item affects profit or loss.

Recognised in sales are revenues arising from the ordinary operating activities of the entity, i.e. revenues from sales of products, services, goods for resale and materials, reflecting any rebates granted and any other decreases in selling prices.

In addition, revenue for the given reporting period which affects the financial result of the period includes **other operating income and gains,** which are indirectly related to the activities carried out, in particular:
- income and gains from investments,
- gains from the measurement and realisation of traded derivative instruments and the ineffective portion of gains from the realisation and measurement to fair value of derivative hedging instruments,
- foreign exchange gains, with the exception of exchange differences arising on liabilities representing a source of financing of the activities of the entity,
- the reversal of an impairment loss on financial assets held to maturity, financial assets available for sale, and loans and shares in subsidiaries and associates,
- the release of unused provisions, previously charged to other operating costs, and
- gains from the disposal of property, plant and equipment and intangible assets,

financial income, representing primarily income related to financing of the activities of the entity, including:
- net foreign exchange gains arising exclusively on liabilities from sources of financing of the activities of the entity (loans, credit, bonds, financial leases etc.),
- gains from the realisation and fair value measurement of derivative hedging instruments used to hedge the liabilities financing the Company's activities,
- changes in the value of provisions resulting from the approach of the time to settle the obligation (the unwinding of the discount effect)

Revenues from sales of products, goods for resale and materials are recognised when:
- an entity has transferred to the buyer the significant risks and rewards of ownership of the goods for resale, finished goods and materials,
- an entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods for resale, finished products and materials sold,
- the amount of revenue can be measured reliably,
- it is probable that the economic benefits associated with the transaction will flow to the entity, and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenues from the sale of services are recognised when:

- the amount of revenue can be measured reliably,
- it is probable that the economic benefits associated with the transaction will flow to the entity,
- the stage of completion of the transaction at the balance sheet date can be measured reliably, and
- the costs connected with the transaction and the costs to complete the transaction can be measured reliably.

Interest income is recognised on an accruals basis, using the effective interest method.

Income from dividends is recognised when the shareholder's right to receive payment is established.

2.2.22 Costs

The Company recognises as costs the probable decrease in the reporting period of economic benefits of a reliably-determined amount, in the form of a decrease in the value of assets, or an increase of provisions and liabilities, which lead to a decrease in equity or an increase in negative equity in a manner other than the withdrawing of funds by its shareholders or owners.
Costs are recognised in profit or loss based on the direct relation between costs incurred and specific income achieved, i.e. applying the matching principle, through prepayments and accruals.

Costs are accounted for both by type and by the cost centers, and are reported in the income statement using the costs by function (cost of sales) format as the primary cost reporting format.

The total cost of products, goods for resale and materials sold (cost of sales) comprises:
- the manufacturing cost of products sold,
- the cost of goods for resale and materials sold,
- selling costs, and
- administrative expenses.

In addition, costs for the given reporting period which affect the financial result of the period include:
other operating costs and losses, indirectly connected with operating activities, including in particular:
- losses from financial investments,
- losses from the measurement and realisation of traded derivative instruments and the ineffective portion of losses arising from the realisation and fair value measurement of derivative hedging instruments,
- foreign exchange losses, with the exception of exchange differences arising on liabilities representing a source of financing of the activities of the entity,
- impairment losses on financial assets held to maturity, financial assets available for sale, and loans and shares in subsidiaries and associates,
- provisions recognised for contested issues, penalties, compensation and other costs indirectly related to operating activities,
- donations granted,
- losses from the disposal of property, plant and equipment and intangible assets,

and also **financial costs** related to financing of the activities of the entity, including in particular:
- interest due to bank credit in a current account (overdraft),
- interest on short-term and long-term loans, bank credit and other sources of financing, including discounted liabilities,
- net foreign exchange losses arising on liabilities from sources of financing of the Company's activities,
- changes in the level of provisions arising from the approach of the time to settle the obligation (the so-called unwinding of the discount effect).

2.2.23 Foreign currency transactions and the measurement of items denominated in foreign currencies

Functional and presentation currency
Items included in the financial statements are measured using the currency of the primary economic environment in which an entity operates, i.e. in the functional currency. The financial statements are presented in the Polish złoty (PLN), which is the functional and presentation currency of the Company.

Transactions and balances
At the moment of initial recognition, foreign currency transactions are translated into the functional currency:
- at the buy or sell exchange rate applied by the bank in which the transaction occurs, in the case of the sale or purchase of currencies and the payment of receivables or liabilities,
- at the average exchange rate set for a given currency by the NBP (National Bank of Poland) in force on the date the transaction is entered into. The exchange rate in force on the date the transaction is entered into is the average NBP rate announced on the last working day preceding the day the transaction is entered into.

At each balance sheet date:
- foreign currency monetary items are translated at the closing rate prevailing on that date, i.e. the average exchange rate set for a given currency by the NBP,
- non-monetary items measured at historical cost in a foreign currency are translated using the exchange rate (i.e. average exchange rate set for a given currency by the NBP) prevailing on the transaction date, and
- non-monetary items measured at fair value in a foreign currency are translated using the exchange rate (i.e. average exchange rate set for a given currency by the NBP) at the date when the fair value was determined.

Foreign exchange gains or losses arising on the settlement of a transaction in a foreign currency, or on the measurement and translation of monetary assets and liabilities denominated in foreign currencies, are recognised in profit or loss, or are recognised in equity if they qualify for recognition as a cash flow hedge and a hedge of an interest in net assets.
Exchange differences arising on non-monetary items, such as equity instruments measured at fair value through profit or loss, are recognised as an element of changes in fair value. Exchange differences arising on non-monetary items, such as equity instruments classified as available for sale financial assets, are recognised in revaluation reserve at fair value.

2.2.24 Borrowing costs

Borrowing costs (i.e. costs which include interest and other costs incurred by an entity due to the borrowing of monetary items) are recognised in the costs of the period in which they are incurred.

2.2.25 Leases

A lease is classified as a finance lease if it transfers to the lessee substantially all the risks and rewards incidental to ownership of assets. The leased asset is capitalised at the inception of the lease at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments.
A depreciable asset acquired in a finance lease is depreciated over the shorter of its useful life and the lease term.
A lease in which substantial part of the risks and rewards incidental to ownership of an asset belong to the lessor (financing party) is classified as an operating lease.

2.2.26 Government grants

Monetary government grants for financing assets are presented in the balance sheet as deferred income.

Government grants are not recognised until there is a reasonable assurance that the entity will comply with the conditions attaching to them, and that the grants will be received.

Monetary government grants are recognised as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. They are not credited directly to equity.

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs is recognised as income of the period in which it becomes receivable, together with disclosure of this fact.

Grants related to income are presented as income, separately from the related costs which the grants are intended to compensate. Grants are recognised as income regardless of whether they were received in the form of cash or as a decrease of liabilities.

2.2. 27 Exploration for and evaluation of mineral resources

Exploration and evaluation assets are recognised by the Company only with respect to those expenditures which meet the general conditions for capitalisation, i.e.:
- it is probable that the entity will obtain future economic benefits related to the given asset, and
- the cost of the asset can be reliably measured.

The Company recognises property, plant and equipment and intangible assets used in the exploration for and evaluation of mineral resources under condition that they meet general criteria for recognition. Intangible assets are mainly recognised in the form of rights to perform drilling, analysis and topographical, geological, geochemical and geophysical documentation. Other costs incurred in respect of exploration for and evaluation of mineral resources, which do not meet the definition of an asset, are recognised in profit or loss at the moment they are incurred. In addition, expenditures on development related to mineral resources are not recognised as exploration and evaluation assets.

The following expenditures are not recognised as exploration and evaluation assets:
a) those incurred prior to the inception of exploration for and evaluation of mineral resources, i.e. prior to acquiring the right to explore in a specific area, and
b) those incurred after demonstration of the technical feasibility and commercial viability of extracting mineral resources.

Exploration and evaluation assets are measured at cost at initial recognition. At the balance sheet date these assets are depreciated and subject to impairment losses.

Impairment tests are carried out in accordance with the principles set forth in the section "Impairment losses on non-financial assets", while the facts and circumstances used to determine whether there has been an impairment loss are applied in accordance with IFRS 6. Such tests are required at the moment that the technical feasibility and commercial viability of extracting mineral resources is demonstrated, i.e. prior to re-classification of these assets to another group, and also when facts and circumstances indicate that the carrying amount of exploration and evaluation assets may exceed their recoverable amount. When testing for impairment, specific exploration and evaluation assets are tested separately, or, if this is not possible, they are allocated to cash-generating units, such as the entity financing the exploration for and evaluation of mineral resources.

2.2.28 Management of capital

The management of capital in KGHM Polska Miedź S.A. is aimed at preserving the capacity to continue operations, including the realisation of planned investments, in a manner allowing the Company to generate returns for its shareholders and bring benefits to other stakeholders.

In accordance with market practice, the effective use of capital is monitored, among others, based on:
1. The equity ratio, calculated as the relation of net tangible assets (equity less intangible assets) to total assets, and
2. The ratio showing the relationship of borrowings to EBITDA. EBITDA is operating profit plus depreciation/amortisation.

2.2.29 Earnings per share

Earnings per share for each period are calculated by dividing the profit for the given period by an average weighted number of shares in that period.

3. Risk management policy

KGHM Polska Miedź S.A. is exposed to risk in every area of its activities. Understanding the risks faced by the Company and the principles applied in managing such risks makes the Company more capable of accomplishing those tasks which it faces.

Risk management in the Company includes the processes of identification, measurement and determination of the proper manner to deal with a given risk, and includes the following types of risk:

- market risk (related to changes in metals prices, in exchange rates and in interest rates),
- liquidity risk,
- credit risk together with investment risk.

An appropriate policy, organisational structure and procedures support the process underlying those actions related to risk management in the Company.

TYPES OF RISKS

Market risk

The main market risks to which the Company is exposed are:
- the risk of changes in metals prices
- currency risk
- interest rate risk

The risk of changes in metals prices

The Company is exposed to the risk of changes in copper, silver and gold prices. The formulas for setting prices which are included in physical sales contracts are based primarily on average monthly quotations from the London Metal Exchange in the case of copper, and the London Bullion Market in the case of silver and gold. The Company's commercial policy is to set the base price for physical contracts as the average price for the month in which the product is sent to the customer (these are standard base prices, and is a global practice). As a result, the Company is exposed to the risk of falls in metals prices during the period from the moment of entering into the trade contract to the moment of setting the average price from the month of dispatch.

In a situation wherein a client expects that the price base in a contract is to be defined in a non-standard manner and this manner is subsequently accepted, the Company enters into transactions (adjustment hedge transaction) which swap the base price requested by the customer for the average price from the month of dispatch. These transactions lead to a harmonisation of the base price applied to physical sales of products, and therefore harmonisation of the exposure of the Company to the risk of fluctuations in metals prices.

Currency risk

The Company is exposed to the risk of changes in currency rates in the following manner:

It is generally accepted on commodities markets that physical contracts are concluded in USD or are denominated in USD. The base (functional) currency for the Company however is the PLN. As a result, the Company receives the equivalent in PLN or exchanges the USD it receives for PLN. Such exchanges lead to the risk associated with fluctuations in the USD/PLN exchange rate during the period from the moment of entering into the trade contract to the moment of determining the exchange rate. In a situation wherein foreign clients pay in local currency for the copper or precious metals which they have imported, the Company is also exposed to fluctuations in the exchange rates of other currencies, e.g.: EUR/PLN and to a lesser degree GBP/PLN.
Due to the current structure of currency revenues, the Company is exposed to the risk of changes in currency rates, due to the fact that loans and other liabilities are drawn (for example from the import of goods and services) which are denominated in currencies other than the USD.

Interest rate risk

The Company is exposed to interest rate risk in the case of holding financial debt for which interest is calculated based on a variable interest rate.

Liquidity risk

The Company is exposed to the risk of losing financial liquidity, understood as the ability to settle its liabilities within given timeframes. The fact that the Company's activities are financed using external sources (bank and other loans, buyer's credit) increases the risk of losing liquidity in the future.

The Company must have permanent access to financial markets, and is therefore exposed to the risk of losing the ability to acquire new financing, as well as to refinance its debt. This risk is primarily dependent on market conditions and on evaluating the Company's creditworthiness.

Credit risk

The Company is exposed to credit risk in the following three main areas:
- the creditworthiness of customers with whom it undertakes physical products sales transactions
- the creditworthiness of the financial institutions (banks/brokerages) with whom, or through whom, it undertakes hedging transactions; and
- the creditworthiness of the entities in which the Company invests, or whose securities it purchases.

MANAGEMENT OF MARKET RISK

The Company attempts to avoid market risk related to its principal activities, which it achieves mainly through the use of hedging transactions.
The Company actively manages the market risk to which it is exposed. The objectives of the market risk management process are:

- to limit fluctuations in profit before tax,
- to increase the probability of realising budget assumptions,
- to maintain the financial health of the Company, and
- to support the process of undertaking strategic decisions as respects investments, with due regard to the sources for financing such investments.

All of the market risk management objectives are considered mutually, while their realisation is dependent primarily upon the internal situation of the Company, as well as on market conditions.

Principles of managing market risk

The Company uses an integrated approach to managing the risk to which it is exposed. This means a comprehensive approach to market risk, rather than to each of its elements individually. For example, hedging transactions on the metals market are related to contracts entered into on the currency market, as the hedging of metals prices determines the probability of achieving planned revenues from sales, which represent a hedged item for the hedging strategy on the currency market. Furthermore, the Company has significantly greater flexibility in building hedging strategies.

The Company applies a consistent and gradual approach to the management of market risk. Over time consecutive hedging strategies are implemented, involving an ever-larger portion of production and sales revenues as well as time periods extended farther into the future. This enables the Company to be hedged against unexpected falls in copper and silver prices, as well as against rapid appreciation of the PLN versus the USD. Thanks to this, it is possible to avoid the commitment of significant volumes or notional amounts at a single price level.

Techniques for managing market risk

The primary technique for managing market risk is the use of hedging strategies involving derivative instruments. The Company also uses natural hedging.

All of the hedging strategies employed and the selection of those preferred reflect the following factors: current and forecast market conditions, the internal situation of the Company, the propriety of the instruments used, and the cost of hedging.

Hedge effectiveness requirement

Hedging transactions may not be entered into if there is no appropriate instrument available for use on a liquid market, and which has a quoted reference price. The first step is to confirm and document the fact that there is a strong negative correlation between the fluctuations in the prices of such a reference instrument, and the actually-hedged risk. Hedge effectiveness is subject to constant evaluation and monitoring.

(amounts in tables in '000 PLN unless otherwise indicated)

Measurement of market risk

The Company quantifies the amount of risk to which it is exposed and attempts to express it using a consistent and comprehensive measure.
Thanks to the use of market risk measures, the Company is able to determine the impact of hedging strategies on the results of the Company prior to their implementation. However, given the fact that no measure of risk is able to fully reflect reality, which is mainly due to the assumptions made as respects certain market factors, for example volatility of rates of return for copper, silver and currencies, the Company makes use of numerical models solely as a supporting tool in decision-making, and as a source of additional information. They do not serve as the sole basis for making decisions.

Restrictions in engaging in hedging transactions

Due to the risk of there being restrictions in production (for example due to "force majeure") or of failure to achieve planned foreign currency revenues, which could lead to excessive commitments on the forward market, the Company has set a limit as to the amount of production or sales revenue for a given period which may be hedged at a level up to 80%.
The maximum time horizon over which the Company makes decisions as regards mitigating market risk is in accordance with the technical and economic planning process, and amounts to 5 years. However, the fact must be taken into account that, regardless of the tool used to measure risk, the results of such measurement over the long term (especially above 2 years) may be subject to significant uncertainty, and therefore are treated as estimates.

Derivative instruments

Derivative instruments applied

In order to mitigate market risk, the Company primarily uses derivative instruments.
The Company only makes use of those derivative instruments which it is in a position to measure internally, using standard valuation models for a given instrument, and which may be disposed of without a significant loss of value using a different client than the one with whom the transaction was initially entered into. In determining the market value of given market instruments, the Company uses information obtained from leading banks on a given market as well as from brokers or from information services.

The following types of instruments may be used:

- swaps,
- forwards and futures,
- options, and
- structures derived from the above instruments.

The instruments applied may be either of a standardised nature (quoted instruments) or of a non-standardised nature (over-the-counter instruments).

Risk management in the Company in the first half of 2007

In the first half of 2007, copper hedging strategies represented appx. 35% (in the first half of 2006: 30%) of the sales of this metal realised by the Company. With respect to silver sales this figure amounted to appx. 10% (in the first half of 2006: 39%). In the case of currency market, hedged revenues from sales represented appx. 5% (in the first half of 2006: 11%) of total revenues from sales realised by the Company.

Derivative transactions hedging metals prices were settled with a negative result, while currency hedging transactions were settled with a positive result. In the first half of 2007, the result on derivative instruments amounted to PLN (873 808) thousand [in the first half of 2006: PLN (915 858) thousand], of which revenues from sales were adjusted by PLN (620 293) thousand [in the first half of 2006: PLN (931 777) thousand] (being the amount transferred from equity to profit and loss in the financial period), PLN (4 676) thousand [in the first half of 2006: PLN (3 997) thousand] was charged to other operating costs and losses (losses on realisation of derivative instruments), while PLN (248 839) thousand [in the first half of 2006: PLN 19 916 thousand] adjusted other operating costs and losses (losses on measurement of derivative instruments).

The amount recognised in the financial result of the Company – an adjustment of other operating costs and losses for the first half of 2007 due to measurement and realisation of the ineffective portion of cash flow hedges – amounted to PLN (122 943) thousand (of which PLN (118 760) thousand represents losses on measurement of hedging instruments [in the first half of 2006: PLN 4 766 thousand]), while PLN (4 183) thousand represents losses on realisation of the ineffective portion of hedging instruments [in the first half of 2006: PLN (4 541) thousand].

The amount recognised in the financial result of the Company – an adjustment of other operating costs and losses for the first half of 2007 due to measurement and realisation of traded derivative instruments – amounted to PLN (130 571) thousand (of which PLN (130 079) thousand represents losses on measurement of traded derivative instruments [in the first half of 2006: PLN 15 149 thousand]), while PLN (492) thousand represents losses on realisation of traded derivative instruments [in the first half of 2006: PLN 544 thousand].

(amounts in tables in '000 PLN unless otherwise indicated)

The adjustment of other operating costs and losses due to the measurement of derivative transactions is mainly due to a change in the time value of options which will be settled in future financial periods. Due to hedge accounting principles applied by the Company, a change in the time value of options is not recognised in the revaluation reserve.

In the first half of 2007 the Company implemented copper price hedging strategies in a total volume of 150 thousand tonnes and a time horizon falling in 2008. The Company made use of options. In addition, during the period the Company implemented adjustment hedge transaction strategies having a total volume of 3 890 tonnes and a time horizon falling in January, March, April, May, June and September 2007.

In the case of the silver market, during the analysed period strategies were implemented to hedge the price of this metal in a total volume of 19.2 mln troz and a time horizon falling in 2008 and 2009. In the first half of 2007 no adjustment hedge transactions were implemented on the silver market.

In the case of the forward currency market, in the first half of 2007 the Company implemented hedging strategies to hedge the USD/PLN rate for USD 300 million and with a time horizon falling in the second half of 2007. The Company made use of forwards. During the analysed period no adjustment hedge transactions were implemented on the currency market.

The Company remains hedged for a portion of copper sales planned in the second half of 2007 (36 thousand t) and in 2008 (150 thousand t), for a portion of silver sales planned in the second half of 2007 (0.3 mln troz), in 2008 (12.0 mln troz) and in 2009 (9.6 mln troz), as well as for a portion of revenues from sales (currency market) planned to be achieved in the second half of 2007 (USD 337.5 million).

The Company conducts continuous monitoring of commodity and currency markets, which provides basis for taking decisions on implementing hedging strategies.

Market risk – sensitivity analysis

Based on the market risk management policy, the Company identifies the main market risks to which it is exposed:
- the risk of changes in metals prices
- currency risk, and
- interest rate risk

Currently the Company is mainly exposed to the risk of changes in copper and silver prices and changes in the USD/PLN and EUR/PLN currency exchange rates.

For sensitivity analysis of commodity risk factors (copper and silver) the mean reverting Schwartz model (the geometrical Ornstein-Uhlenbeck process) is used, while the Black-Scholes model (the geometrical Brownian motion) is used for the USD/PLN and EUR/PLN exchange rates. For potential changes in a half-year time horizon, quantiles have been applied from the model at the levels of 5% and 95%. Commodity models have been calibrated to historical prices, adjusted for the effects of the PPI inflation index in the USA, while currency models have been calibrated to the current structure of forward interest rates.

Potential changes in prices and currency rates have been presented in terms of percentages of the prices and currency rates used in the fair value measurement of financial instruments at the balance sheet date. Following is a sensitivity analysis for each type of market risk to which the Company was exposed at the balance sheet date, showing what the impact would be on the profit for the period and equity from potential changes in specific risk factors in terms of specific categories of assets and liabilities.

In analysing the sensitivity of the item "Derivative financial instruments" it should be noted that the Company holds a position in derivative instruments hedging future cash flows from the sale of copper and silver. It should also be noted that the Company is exposed to risk in respect of the planned volume of sales of copper and silver from its own production, adjusted by its position in hedging instruments.

SENSITIVITY ANALYSIS at 30.06.2007

FINANCIAL ASSETS AND LIABILITIES	VALUE AT RISK	30.06.2007 CARRYING AMOUNT	CURRENCY RISK								COMMODITY RISK							
			USD/PLN				EUR/PLN				COPPER PRICES [USD/t]				SILVER PRICES [USD/troz]			
			3.09 +10.4%		2.52 - 10%		4.04 +7.3%		3.52 - 6.5%		10 090 +31.4%		5 050 - 34.2%		14.60 +16.4%		9.05 -27.8%	
	['000 PLN]	['000 PLN]	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity
Cash and cash equivalents	1 103 080	3 332 590	37 228		(35 668)		38 995		(34 956)									
Trade and other receivables	297 407	1 222 084	13 904		(13 321)		7 807		(6 998)									
Derivative financial instruments	131 674	131 674	6 201	(76 872)	(5 609)	76 103					(67 436)	-	(29 883)	380 019	(20 609)	-	(24 640)	109 133
Available-for-sale financial assets	11 787	238 038	993		(952)													
Trade and other payables	151 818	4 669 238	(12 033)		11 529		(530)		475									
Borrowings	16 213	32 974					(957)		857									
IMPACT ON PROFIT FOR THE PERIOD			46 293		(44 021)		45 315		(40 622)		(67 436)		(29 883)		(20 609)		(24 640)	
IMPACT ON EQUITY				(76 872)		76 103		-		-		-		380 019		-		109 133

SENSITIVITY ANALYSIS at 30.06.2006

FINANCIAL ASSETS AND LIABILITIES	VALUE AT RISK	30.06.2006 CARRYING AMOUNT	CURRENCY RISK								COMMODITY RISK							
			USD/PLN				EUR/PLN				COPPER PRICES [USD/t]				SILVER PRICES [USD/troz]			
			3.7		2.68		4.54		3.62		10 870		4 190		17.20		5.45	
			+16.3%		- 15.8%		+12%		- 10%		+46%		- 44%		+61%		-49%	
	['000 PLN]	['000 PLN]	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity
Cash and cash equivalents	1 373 609	2 470 503	49 167		(47 574)		99 589		(84 909)									
Trade and other receivables	340 099	1 767 306	25 175		(24 360)		14 855		(12 665)									
Derivative financial instruments	(2 297 752)	(2 297 752)	(9 799)	(405 403)	(22 870)	485 242					203 511	(1 773 868)	(161 294)	1 849 103	694	(125 701)	(6 829)	115 423
Available-for-sale financial assets	-	-	-		-													
Trade and other payables	185 450	6 263 729	(23 934)		23 159		(408)		348									
Borrowings	20 043	20 043					(1 994)		1 700									
IMPACT ON PROFIT FOR THE PERIOD			40 609		(71 645)		112 042		(95 526)		203 511		(161 294)		694		(6 829)	
IMPACT ON EQUITY				(405 403)		485 242		-		-		(1 773 868)		1 849 103		(125 701)		115 4[illegible]

EXEMPTION NUMBER: 82-4639

Translation from the original Polish version

(amounts in tables in '000 PLN unless otherwise indicated)

Management of capital risk

KGHM Polska Miedź S.A. manages its capital in order to maintain the capacity of the Company to continue its operations, including the realisation of planned investments, in a manner enabling it to generate returns for shareholders and benefits for other stakeholders.

In accordance with market practice, the Company monitors its capital, among others based on the *equity ratio* and the *ratio of borrowings/EBITDA*.

The *equity ratio* is calculated as the relationship of net tangible assets (equity less intangible assets) to total assets.

The ratio of *borrowings/EBITDA* is calculated as the relationship of borrowings to EBITDA. Borrowings are the total amount of liabilities due to loans, borrowings and leases, while EBITDA is operating profit plus depreciation/amortisation.

In order to maintain financial liquidity and the capacity to acquire external financing at a reasonable level of costs, the Company assumes that the *equity ratio* will be maintained at a level of no lower than 0.5, and the *ratio of borrowings/EBITDA* at a level of up to 2.0.

The above ratios at 30 June 2006, 31 December 2006 and 30 June 2007 are presented below:

	June 2007	***December 2006***	***June 2006***
Equity	7 177 527	8 167 628	5 319 271
Less: intangible assets	74 266	75 425	69 834
Net tangible assets	7 103 261	8 092 203	5 249 437
Total assets	13 925 037	12 335 419	13 279 171
Equity ratio	**0.51**	**0.66**	**0.40**
Operating profit	2 267 276	4 513 825	2 670 406
Plus: depreciation/amortisation	203 947	381 425	185 826
EBITDA	2 471 223	4 895 250	2 856 232
Borrowings	32 973	40 360	72 958
Ratio of borrowings/EBITDA *	**0.007**	**0.008**	**0.013**

* for half-year periods EBITDA is statistically annualised

Due to the low level of financial debt of the Company at 30 June 2007, the *ratio of borrowings/EBITDA* was at a safe level and amounted to 0.007.

Meanwhile the equity ratio was slightly above the assumed minimum level and amounted to 0.51 at 30 June 2007. The decrease in this ratio at 30 June 2007 versus the level at 31 December 2006 is temporary in nature and is due to the fact that 30 June 2007 falls between the date on which the General Shareholders Meeting resolved to distribute profit for financial year 2006 (i.e. 30 May 2007) and the dividend payment dates (10 July 2007 and 10 September 2007). As a result on 30 June 2007 the amount of the approved dividend from profit for 2006 was recognised in current liabilities, which caused a significant decrease in the equity ratio. This situation does not represent a threat to maintenance of the financial liquidity of the Company, and the level of this ratio will increase after payment of the dividend.

In 2006 and the first half of 2007 there were no external capital demands exerted on the Company.

(amounts in tables in '000 PLN unless otherwise indicated)

4. Important estimates and assumptions

4.1 Classification and measurement of financial instruments

In accordance with IAS 39 respecting the classification of non-derivative financial instruments with fixed or determinable payments, these assets are classified as held-to-maturity investments. In making this judgement, the intended use and possibility of holding such investments to maturity are evaluated.

Should the Company fail to hold such instruments to maturity, apart from the situation described in IAS 39, it would have to reclassify all such assets recognised in this group as available-for-sale. In such a situation, the reclassified investments would be measured at fair value, and not at amortised cost.

The fair value of financial instruments for which no active market exists is assessed using appropriate valuation methods. The Company applies professional judgement in selecting appropriate methods and assumptions. The methods used for measuring the fair value of financial instruments are presented in notes 8, 10,11,13,17,18.

4.2 Estimation of provisions

1. Provisions for future employee benefits – retirement or disability benefits, jubilee awards and post-employment coal equivalent payments are estimated using actuarial methods. A change in the financial factors being the basis for estimation, i.e.

- an increase in the discount rate by 1% and an increase by 1 % in the coal and wages increase factor would cause an decrease in the provision by PLN 2 725 thousand,
- a decrease in the discount rate by 1% and an increase by 1 % in the coal and wages increase factor would cause an increase in the provision by PLN 236 957 thousand,
- an increase in the discount rate by 1% and a decrease by 1 % in the coal and wages increase factor would cause a decrease in the provision by PLN 157 528 thousand,
- a decrease in the discount rate by 1% and a decrease by 1 % in the coal and wages increase factor would cause an increase in the provision by PLN 2 748 thousand.

2. Provisions for decommissioning costs of mines and other facilities.

These provisions represent the equivalent of the estimated future decommissioning costs of mines and other facilities, discounted to present value. Revaluation of these provisions at the balance sheet date is affected by the following indicators:

a) the index of changes in prices in the construction-assembly sector published by GUS (the Polish statistical agency),
b) the real discount rate calculated based on the nominal percentage rate and on the rate of inflation (a quotient of the nominal rate and inflation), where:
- the nominal percentage rate is based on WIBOR3M published by the Reuters news service on the last day of the month in which the provision is measured, plus an average margin applied to bank loans drawn by KGHM Polska Miedź S.A.,
- the rate of inflation is determined for the last 12 months (current to base period), based on data published by GUS.

If the real discount rate used to estimate the amount of the provisions for decommissioning costs of mines and other facilities differed from Management's estimate by 1%, the carrying amount of the provisions for decommissioning costs would be PLN 131 254 thousand lower, or PLN 131 254 thousand higher.

3. Other non-current provisions – they are estimated using parameters applied to measurement of provisions for employee benefits.

4.3 Deferred tax assets/liabilities

The deferred tax assets/liabilities are measured using tax rates which are expected to apply at the moment when the asset is realised or the liability is settled, based on tax laws that have been enacted or substantively enacted at the balance sheet date.

The probability of realising deferred tax assets is set based on five-year financial plans and tax forecasts included therein prepared by the Management Board of the Company.

(amounts in tables in '000 PLN unless otherwise indicated)

4.4 Depreciation and amortisation rates

Depreciation and amortisation rates are set on the basis of expected economic useful lives of items of property, plants, equipment and intangible assets, which are in turn dependent on the estimated life of the mines and other activities carried out in the given geographical region or economic area.

4.5 Presentation

The Company recognises income and costs related to financial investments under other operating activities in the income statement on the grounds that these activities (in particular investments in the telecom sector) are connected with operating activities of KGHM Polska Miedź S.A. Detailed principles of recognition of income and costs have been described in Note 2 point 2.2.21.

5. Property, plant and equipment

	At		
	30 June 2007	31 December 2006	30 June 2006
Land	10 962	10 875	10 734
Land and buildings	2 185 146	2 144 938	2 078 490
Technical equipment and machinery	1 759 272	1 618 874	1 514 767
Vehicles	29 582	30 722	30 085
Other property, plant and equipment	14 567	15 532	14 648
Assets under construction	533 943	557 360	396 417
Total	**4 533 472**	**4 378 301**	**4 045 141**

(amounts in tables in '000 PLN unless otherwise indicated)

Changes in property, plant and equipment in the period from 1 January 2006 to 30 June 2007

	Land	Land and buildings	Technical equipment and machinery	Vehicles	Other property, plant and equipment	Assets under construction	Total
At 1 January 2006							
Gross carrying amount	10 100	5 114 331	4 313 291	121 966	56 359	627 346	10 243 393
Accumulated depreciation	-	(3 305 161)	(2 829 871)	(89 343)	(40 594)	-	(6 264 969)
Impairment losses	-	(3 242)	(257)				(3 499)
Net carrying amount	**10 100**	**1 805 928**	**1 483 163**	**32 623**	**15 765**	**627 346**	**3 974 925**
Changes in the 1st half of 2006							
Settlement of assets under construction	634	309 546	147 423	871	626	(459 100)	-
Settlement of assets under construction – other (leases, warehouse storage, without effect)	-	-	-	-	-	(1 551)	(1 551)
Purchases	-	-	-	-	-	229 105	229 105
Disposal	-	-	(790)	(104)	-	-	(894)
Scrapping or write-off	-	(520)	(60 428)	(778)	(568)	-	(62 294)
Donations and no-cost transfers	-	-	(513)	(416)	(20)	-	(949)
Donations and no-cost acquisitions	-	486	-	-	-	-	486
Other changes	-	2 496	(160)	-	-	617	2 953
Change in amount of provisions for costs of dismantling	-	20 957	-	-	-	-	20 957
Transfer between groups	-	(7 124)	7 153	-	(29)	-	-
Depreciation (note 25)	-	(57 675)	(117 850)	(3 320)	(1 738)	-	(180 583)
Decrease in accumulated depreciation due to scrapping, sale and other	-	4 396	56 769	1 209	612	-	62 986
At 30 June 2006							
Gross carrying amount	10 734	5 440 172	4 405 976	121 539	56 368	396 417	10 431 206
Accumulated depreciation	-	(3 358 440)	(2 890 952)	(91 454)	(41 720)	-	(6 382 566)
Impairment losses	-	(3 242)	(257)	-	-	-	(3 499)
Net carrying amount	**10 734**	**2 078 490**	**1 514 767**	**30 085**	**14 648**	**396 417**	**4 045 141**
At 1 January 2006							
Gross carrying amount	10 100	5 114 331	4 313 291	121 966	56 359	627 346	10 243 393
Accumulated depreciation	-	(3 305 161)	(2 829 871)	(89 343)	(40 594)	-	(6 264 969)
Impairment losses	-	(3 242)	(257)	-	-	-	(3 499)
Net carrying amount	**10 100**	**1 805 928**	**1 483 163**	**32 623**	**15 765**	**627 346**	**3 974 925**
Changes in 2006							
Settlement of assets under construction	775	381 086	384 514	5 042	3 374	(774 791)	-
Settlement of assets under construction – other (leases, warehouse storage, without effect)	-	-	-	-	-	(3 485)	(3 485)
Purchases	-	-	-	-	-	706 066	706 066
Disposal	-	(1 140)	(644)	(1 177)	-	-	(2 961)
Scrapping or write-off	-	(8 425)	(147 447)	(3 043)	(1 565)	-	(160 480)
Donations and no-cost acquisitions	-	486	-	-	-	-	486
Donations and no-cost transfers		(1 685)	(513)	(436)	-		(2 634)
Other changes	-	(130)	359	(453)	(10)	2 224	1 990
Change in amount of provisions for costs of dismantling	-	79 219	-	-	-	-	79 219
Transfer between groups	-	(7 286)	7 315	-	(29)	-	-
Depreciation	-	(117 599)	(243 609)	(6 514)	(3 603)	-	(371 325)
Decrease in accumulated depreciation due to scrapping, sale and other	-	11 242	135 736	4 680	1 600	-	153 258
Reversal of impairment losses	-	919	-	-	-	-	919
Utilisation of impairment losses	-	2 323	-	-	-	-	2 323
At 31 December 2006							
Gross carrying amount	10 875	5 556 456	4 556 875	121 899	58 129	557 360	10 861 594
Accumulated depreciation	-	(3 411 518)	(2 937 744)	(91 177)	(42 597)	-	(6 483 036)
Impairment losses	-	-	(257)	-	-	-	(257)
Net carrying amount	**10 875**	**2 144 938**	**1 618 874**	**30 722**	**15 532**	**557 360**	**4 378 301**
Changes in the 1st half of 2007							
Settlement of assets under construction	87	45 604	272 727	2 409	980	(321 807)	-
Settlement of assets under construction – other (leases, warehouse storage, without effect)	-	-	-	-	-	(37)	(37)
Purchases	-	-	-	-	-	297 618	297 618
Disposal	-	(122)	(772)	(808)	-	-	(1 702)
Scrapping or write-off	-	(5 043)	(55 440)	(489)	(308)	-	(61 280)
Reclassification to non-current assets classified as held for sale or inclusion in a disposal group	-	(3 496)	-	(263)	-	-	(3 759)
Other changes	-	-	(3)	-	-	809	806
Change in amount of provisions for costs of dismantling	-	58 227	-	-	-	-	58 227
Transfer between groups	-	(14)	14	-	-	-	-
Depreciation (note 25)	-	(62 111)	(131 063)	(3 472)	(1 941)	-	(198 587)
Decrease in accumulated depreciation due to scrapping, sale and other	-	7 163	54 935	1 483	304	-	63 885
At 30 June 2007							
Gross carrying amount	10 962	5 651 612	4 773 401	122 748	58 801	533 943	11 151 467
Accumulated depreciation	-	(3 466 466)	(3 013 872)	(93 166)	(44 234)	-	(6 617 738)
Impairment losses	-	-	(257)	-	-	-	(257)
Net carrying amount	**10 962**	**2 185 146**	**1 759 272**	**29 582**	**14 567**	**533 943**	**4 533 472**

(amounts in tables in '000 PLN unless otherwise indicated)

KGHM Polska Miedź S.A. as a lessee utilises the following property, plant and equipment based on financial lease agreements

	At					
	30 June 2007			31 December 2006		
Groups of property, plant and equipment	Initial cost-capitalised finance lease	Accumulated depreciation	Net carrying amount	Initial cost-capitalised finance lease	Accumulated depreciation	Net carrying amount
Technical equipment and machinery	8 338	7 408	930	14 272	7 744	6 528
Total	**8 338**	**7 408**	**930**	**14 272**	**7 744**	**6 528**

KGHM Polska Miedź S.A. as a lessor leased out the following property, plant and equipment based on operating lease agreements

	At							
	30 June 2007				31 December 2006			
	Cost	Depreciation for the period	Accumulated depreciation	Net carrying amount	Cost	Depreciation for the period	Accumulated depreciation	Net carrying amount
Land	1 834	-	-	1 834	1 762	-	-	1 762
Land and buildings	82 882	978	43 152	39 730	80 674	1 866	43 546	37 128
Technical equipment and machinery	7 177	109	5 961	1 216	5 823	170	4 931	892
Vehicles	273	-	273	-	214	-	214	-
Other property, plant and equipment	624	13	551	73	612	25	527	85
Total	**92 790**	**1 100**	**49 937**	**42 853**	**89 085**	**2 061**	**49 218**	**39 867**

At 30 June 2007 collateral was established on the "Anode furnaces gas dedusting installation" for the repayment of a loan from the Voivodeship Environmental Protection Fund (Wojewódzki Fundusz Ochrony Środowiska). The carrying amount of the secured loan at 30 June 2007 is PLN 3 000 thousand. The carrying amount of the asset representing the collateral is PLN 17 136 thousand.

Amount of compensation from parties external to the Company, recognised in profit or loss, with respect to property, plant and equipment for which an impairment loss was recognised

	For the period	
	from 1 January 2007 to 30 June 2007	from 1 January 2006 to 31 December 2006
Amount of compensation recognised in profit or loss	370	134

(amounts in tables in '000 PLN unless otherwise indicated)

Perpetual usufruct of land

At 30 June 2007 the Divisions of the Company used land based on perpetual usufruct rights comprising a total area of 5 734 ha.

	(ha)
Lubin Mine	56
Polkowice-Sieroszowice Mine	119
Rudna Mine	92
Ore Enrichment Plants	61
Głogów Smelter	2 047
Legnica Smelter	236
Cedynia Wire Rod Plant	48
Tailings Plant	3 071
Mine-smelter Emergency Rescue Unit	1
Data Center	3

The Company received these rights free of charge based on laws in force. The land subject to perpetual usufruct is industrial terrain related to the core business of the Company, which also includes protective zones in which environmental quality limits have been exceeded due to the activities carried out by the Company.

Due to the nature of the use of the above-mentioned land, the Company has not identified a fair value for these perpetual usufruct rights at 30 June 2007.

Off-balance sheet liabilities of the Company due to the perpetual usufruct of land estimated on the basis of annual fee rates and the useful life of the land subject to this right.

Total value of future minimum fees due to perpetual usufruct of land	At 30 June 2007	At 31 December 2006
Under one year	5 924	5 584
From one to five years	23 657	26 187
Over five years	342 016	348 048
Total:	**371 597**	**379 819**

Fees due to perpetual usufruct of land recognised in profit or loss	For the period from 1 January 2007 to 30 June 2007	For the period from 1 January 2006 to 30 June 2006
Value of minimum lease payments	**5 362**	**5 616**

(amounts in tables in '000 PLN unless otherwise indicated)

Major investment projects recognised at 30 June 2007 under assets under construction

Construction of the SW-4 shaft	134 565
Głogów Głęboki – Przemysłowy	76 454
Conveyor belt and pipeline transport investment	30 004
Pyrometallurgy modernisation	27 812
Construction of the R-XI shaft	27 349
Modernisation of a tailings hydrotransport installation including the direct pumping of tailings	25 557
Mining region infrastructural development	21 479
Shafts and primary equipment	19 089
Tailings hydrotransport	16 397

Contractual investment liabilities drawn at the balance sheet date but not recognised in the balance sheet

	At	
	30 June 2007	31 December 2006
For the acquisition of property, plant and equipment	209 288	151 377
For the acquisition of intangible assets	9 799	80
Total contractual investment liabilities:	**219 087**	**151 457**

6. Intangible assets

		At	
	30 June 2007	31 December 2006	30 June 2006
Development costs	2 023	2 642	3 347
Software	2 516	2 719	3 045
Acquired concessions, patents, licenses	13 662	16 659	15 295
Other intangible assets	34 838	35 215	35 592
Intangible assets not yet available for use	21 227	18 190	17 535
Total	**74 266**	**75 425**	**74 814**

(amounts in tables in '000 PLN unless otherwise indicated)

Changes in intangible assets in the period from 1 January 2006 to 30 June 2007:

	Development costs	Goodwill	Software	Acquired concessions, patents, licenses	Other intangible assets	Intangible assets not yet available for use	Total
At 1 January 2006							
Gross carrying amount	9 469	-	21 458	36 790	37 102	16 527	121 346
Accumulated amortisation	(5 299)	-	(17 520)	(19 141)	(1 133)	-	(43 093)
Impairment losses	-	-	-	-	-	-	-
Net carrying amount	**4 170**	-	**3 938**	**17 649**	**35 969**	**16 527**	**78 253**
Changes in the 1st half of 2006							
Transfer from intangible assets not yet available for use	-	-	-	796	-	(796)	-
Internally-produced	-	-	-	-	-	195	195
Purchases	-	-	-	-	-	1 609	1 609
Scrapping or write-off	-	-	(52)	(9)	-	-	(61)
Amortisation (note 25)	(823)	-	(893)	(3 150)	(377)	-	(5 243)
Decrease in accumulated amortisation due to scrapping, sale and other	-	-	52	9	-	-	61
At 30 June 2006							
Gross carrying amount	9 469	-	21 406	37 577	37 102	17 535	123 089
Accumulated amortisation	(6 122)	-	(18 361)	(22 282)	(1 510)	-	(48 275)
Impairment losses	-	-	-	-	-	-	-
Net carrying amount	**3 347**	-	**3 045**	**15 295**	**35 592**	**17 535**	**74 814**
At 1 January 2006							
Gross carrying amount	9 469	-	21 458	36 790	37 102	16 527	121 346
Accumulated amortisation	(5 299)	-	(17 520)	(19 141)	(1 133)	-	(43 093)
Impairment losses	-	-	-	-	-	-	-
Net carrying amount	**4 170**	-	**3 938**	**17 649**	**35 969**	**16 527**	**78 253**
Changes in 2006							
Transfer from intangible assets not yet available for use	135	-	284	5 193	-	(5 612)	-
Internally-produced	-	-	-	-	-	195	195
Purchases	-	-	-	-	-	8 582	8 582
Scrapping or write-off	(104)	-	(298)	(9)	-	-	(411)
Other changes	-	-	-	-	-	(1 502)	(1 502)
Amortisation	(1 663)	-	(1 503)	(6 182)	(754)	-	(10 102)
Decrease in accumulated amortisation due to scrapping, sale and other	104	-	298	9	-	-	411
At 31 December 2006							
Gross carrying amount	9 500	-	21 444	41 974	37 102	18 190	128 210
Accumulated amortisation	(6 858)	-	(18 725)	(25 315)	(1 887)	-	(52 785)
Impairment losses	-	-	-	-	-	-	-
Net carrying amount	**2 642**	-	**2 719**	**16 659**	**35 215**	**18 190**	**75 425**
Changes in the 1st half of 2007							
Transfer from intangible assets not yet available for use	-	-	254	910	-	(1 164)	-
Purchases	-	-	-	-	-	1 499	1 499
Other changes	-	-	-	-	-	2 702	2 702
Scrapping or write-off	-	-	(19)	-	-	-	(19)
Amortisation (note 25)	(619)	-	(457)	(3 907)	(377)	-	(5 360)
Decrease in accumulated amortisation due to scrapping, sale and other	-	-	19	-	-	-	19
At 30 June 2007							
Gross carrying amount	9 500	-	21 679	42 883	37 102	21 227	132 391
Accumulated amortisation	(7 477)	-	(19 163)	(29 221)	(2 264)	-	(58 125)
Impairment losses	-	-	-	-	-	-	-
Net carrying amount	**2 023**	-	**2 516**	**13 662**	**34 838**	**21 227**	**74 266**

At 30 June 2007 the most significant items of intangible assets of KGHM Polska Miedź S.A. are documentation of geological information on the "Głogów Głęboki" deposit with a carrying amount of PLN 30 353 thousand and established mining rights for extracting copper ore from the "Głogów Głęboki" deposit with a carrying amount of PLN 4 124 thousand. The remaining amortisation period of both items of intangible assets is 47 years.

The amortisation of intangible assets utilised in the production or in the providing of services was recognised under cost of sales in the income statement (PLN 4 316 thousand). The amortisation of other intangible assets was recognised in administrative expenses (PLN 1 044 thousand).

(amounts in tables in '000 PLN unless otherwise indicated)

7. Investments in subsidiaries and associates

	Shares in subsidiaries	Investments in associates
At 1 January 2006		
Gross carrying amount	2 839 965	438 559
Impairment losses	1 006 209	
Net carrying amount at 1 January 2006	**1 833 756**	**438 559**
Changes in the 1st half of 2006		
Acquisition of shares	13 818	-
Impairment losses	32 000	-
At 30 June 2006		
Gross carrying amount	2 853 783	438 559
Impairment losses	974 209	-
Net carrying amount at 30 June 2006	**1 879 574**	**438 559**
At 1 January 2006		
Gross carrying amount	2 839 965	438 559
Impairment losses	1 006 209	
Net carrying amount at 1 January 2006	**1 833 756**	**438 559**
Changes in 2006		
Acquisitions	2 010	-
Acquisition of shares	22 288	-
Impairment losses	46 314	-
At 31 December 2006		
Gross carrying amount	2 864 263	438 559
Impairment losses	959 895	-
Net carrying amount at 31 December 2006	**1 904 368**	**438 559**
At 1 January 2007		
Gross carrying amount	2 864 263	438 559
Impairment losses	959 895	-
Net carrying amount at 1 January 2007	**1 904 368**	**438 559**
Changes in the 1st half of 2007		
Acquisition of shares	34 726	-
Decrease in share capital	(10 052)	-
At 30 June 2007		
Gross carrying amount	2 888 937	438 559
Impairment losses	959 895	-
Net carrying amount at 30 June 2007	**1 929 042**	**438 559**

(amounts in tables in '000 PLN unless otherwise indicated)

Investments in subsidiaries

Entity	Head office	Subject of activities	% of share capital held	% of voting rights held	Indirect share
KGHM CUPRUM Spółka z o.o. - CBR	Wrocław	R&D activities	100	100	-
KGHM Polish Copper Ltd.	London	copper trading	100	100	-
"Miedziowe Centrum Zdrowia" S.A.	Lubin	medical services	100	100	-
KGHM Ecoren S.A.	Lubin	production of other products from non-metallic mineral resources	100	100	-
"Energetyka" sp. z o.o.	Lubin	generation, distribution and sale of electricity and heat	100	100	-
CBJ sp. z o.o.	Lubin	technical research and analyses	100	100	-
KGHM Kupferhandelsges m.b.H.	Vienna	copper trading	100	100	-
POL-MIEDŹ-TRANS Sp. z o.o.	Lubin	transportation services	100	100	-
DIALOG S.A.	Wrocław	telecommunications services, telecommunications, IT and information services	100	100	-
KGHM Congo S.P.R.L.	Lubumbashi	ore extraction services	99.98	99.98	-
KGHM Metraco S.A.	Legnica	trade, agency and representative services	98.96	98.96	-
"Zagłębie" Lubin SSA	Lubin	participation in and organisation of professional sporting events	100	100	-
INTERFERIE S.A.	Lubin	tourism, hotel and spa services	2.06	2.06	63.61
PeBeKa S.A.	Lubin	underground and mining construction, construction of tunnels	100	100	-
PHP "MERCUS" sp. z o.o.	Polkowice	trade, production of bundled electrical cables	100	100	-
Towarzystwo Ubezpieczeń Wzajemnych "CUPRUM"	Lubin	mutual insurance activities	93.80	93.80	2.92

At 30 June 2007 impairment losses on shares recognised in previous years related to the following companies:

Company name	Cost	Impairment losses	Factors justifying the impairment loss
DIALOG S.A.	1 985 534	855 534	results of an impairment test carried out
Miedziowe Centrum Zdrowia S.A.	64 447	35 062	value of net assets lower than cost
KGHM Congo S.P.R.L	58 579	58 579	inability to process extracted ore
"Zagłębie " Lubin SSA	16 570	10 720	value of net assets lower than cost

(amounts in tables in '000 PLN unless otherwise indicated)

At the end of 2006 a test for impairment was carried out in the company Dialog S.A. The recoverable amount of this cash-generating unit was determined based on calculations of value in use. These calculations make use of projections of cash flow in five-year financial budgets approved by the Management Board of Telefonia Dialog S.A. Any cash flow beyond this period is represented by an extrapolation of the projections based on the cash flow of the last year of the forecast plus inflation. The rate of growth does not exceed the long-term average rate of growth for the telecom sector.
The main assumptions applied in calculating value in use are as follows:

Budgeted average EBITA in the forecast period (2007 - 2011): PLN 228 000 thousand

Discount rate: 10.2%

Rate of growth after the forecast periods: 2% (rate of inflation)
The budgeted gross margin is determined based on historical results and on projections of market growth. The discount rate applied is the rate prior to taxation, reflecting actual threats to the tested assets.

Based on results of the test, an impairment loss was reversed, increasing the financial result for the first half of 2006 by the amount of PLN 32 000 thousand (in 2006: by the amount of PLN 54 000 thousand).

During the first half of 2007 Dialog S.A. commenced work aimed at issuing an updated financial projection for the years 2007-2013. At the date of preparation of these financial statements this work had not yet been completed. Consequently, the use of an updated business plan was not possible at 30 June 2007.

The Company expects that the results of another test will be reflected in the financial statements for 2007, following completion of work on updating the financial projections of the subsidiary Dialog S.A.

Investments in associates comprise investments in associates accounted for using the equity method in the consolidated financial statements. In the separate financial statements, these are measured at cost less any impairment losses, and so at the balance sheet date the value of investments in associates is PLN 438 559 thousand (at 31 December 2006: PLN 438 559 thousand).

Investments in associates

	MINOVA-KSANTE Spółka z.o.o.	POLKOMTEL S.A.
Head office	Trzebcz	Warsaw
% of share capital held	30	19.61
% of voting rights held	30	19.61
Total assets	8 830	7 723 259
Non-current liabilities	-	1 244 409
Current liabilities	1 159	3 381 964
Sales	8 906	3 758 796
Profit/(Loss) for the period	1 679	632 924

The company Polkomtel S.A., in which KGHM Polska Miedź S.A. holds 19.61% of the shares, is an associated entity. The determination of significant influence is based on the fact that, in accordance with the shareholders agreement and the statutes of Polkomtel S.A., KGHM Polska Miedź S.A., through its representative on the Supervisory Board, has influence on resolutions related to the operating strategy of Polkomtel S.A., which in turn affects its operating and financial policies

(amounts in tables in '000 PLN unless otherwise indicated)

8. Available-for-sale financial assets

	At	
	30 June 2007	31 December 2006
Non-current available-for-sale financial assets	**24 287**	**78 364**
- shares in other not listed companies	12 500	13 838
- share in AIG Emerging Europe Infrastructure Fund L.P. capital	11 787	14 190
- share units in DWS Polska Płynna Lokata Plus	-	50 336
Current available-for-sale financial assets	**204 251**	-
- share units in DWS Polska Płynna Lokata Plus	153 585	-
- share units in KBC Gamma SFIO	50 666	-
Total available-for-sale financial assets:	**228 538**	**78 364**

Change in balance of available-for-sale financial assets

	For the period		
	from 1 January 2007 to 30 June 2007	from 1 January 2006 to 31 December 2006	from 1 January 2006 to 30 June 2006
Beginning of financial period	**78 364**	**41 302**	**41 302**
Acquisitions	200 000	50 000	-
Measurement recognised in equity	13 844	5 112	(37)
Disposals	(50 183)	-	-
Reversal of measurement recognised in equity as a result of disposals	(10 422)	(12 181)	-
Withdrawal	(3 065)	(5 869)	(503)
End of financial period	**228 538**	**78 364**	**40 762**

The main area of the Company's investments in available-for-sale financial assets is in shares held in open cash investment funds, whose value is determined based on measurement carried out by such funds, as well as share in the closed investment fund AIG Emerging Europe Infrastucture Fund L.P. capital, measured at fair value based on the financial statements of the fund. There is no active market for shares in unquoted companies, and therefore the Company is unable to determine a reasonable range within which fair value may be located. These assets are measured at cost less any impairment loss.

(amounts in tables in '000 PLN unless otherwise indicated)

9. Held-to-maturity investments

	At			
	30 June 2007		31 December 2006	
	Carrying amount	Fair value	Carrying amount	Fair value
Non-current held-to-maturity investments	**42 225**	**42 896**	**32 169**	**32 199**
-Restricted cash and cash equivalents for the period over 12 months	42 225	42 896	32 169	32 199
Current held-to-maturity investments	**30 049**	**30 044**	**-**	**-**
-Commercial bonds	30 049	30 044	-	-
Total held-to-maturity investments:	**72 274**	**72 940**	**32 169**	**32 199**

Change in balance of non-current held-to-maturity investments

	For the period		
	from 1 January 2007 to 30 June 2007	from 1 January 2006 to 31 December 2006	from 1 January 2006 to 30 June 2006
Beginning of financial period	**32 169**	**19 959**	**19 959**
Acquisitions	42 225	32 169	31 264
Disposal due to expiry of redemption date	(32 169)	(19 959)	(19 959)
End of financial period	**42 225**	**32 169**	**31 264**

Change in balance of current held-to-maturity investments

	For the period		
	from 1 January 2007 to 30 June 2007	from 1 January 2006 to 31 December 2006	from 1 January 2006 to 30 June 2006
Beginning of financial period	**-**	**200 067**	**200 067**
Acquisitions	41 847	-	-
Interest accrued at the effective interest rate	443	-	-
Disposal due to expiry of redemption date	(12 241)	(200 000)	(200 000)
Other changes	-	(67)	(67)
End of financial period	**30 049**	**-**	**-**

The Company is required by the Law on Geology and Mining, dated 4 February 1994 (Journal of Laws No. 228 item 1947 dated 14 November 2005) and the Ruling of the Minister of the Economy of 24 June 2002 regarding the specific principles for the creation and functioning of mine closure funds (Journal of Laws No. 108, item 951) to accumulate monetary resources in a separate bank account called the Mine Closure Fund (MCF) to cover future decommissioning costs of mines and other facilities. As these funds will only be utilised in future periods, the Company has determined that, despite the fact that they are not invested in long-term financial instruments, they are in fact restricted from being used to settle liabilities within at least twelve months from the balance sheet date (IAS 1 para. 57 d.) and therefore it is more appropriate to present them under non-current assets.

Management of the MCF assets primarily involves their investment in short-term bank deposits or debt securities with a maturity of up to 1 year from the date of acquisition. Consequently, the change in this item shows the balance resulting from closures of accounts and disposals of securities versus acquisitions of securities and the opening of accounts, at the balance sheet date. MCF assets at the balance sheet date were invested in a short-term bank deposit with a nominal value of PLN 165 thousand and in commercial papers with an amortised cost of PLN 42 723 thousand. In addition, PLN 3 thousand of the fund's resources were invested in automatic account.

The value of interest on commercial papers calculated using the effective interest rate amounted at the balance sheet date to PLN 666 thousand. This interest, as accrued interest, was not recognised at the balance sheet date, as the value of the Fund could not be increased by non-monetary assets.

At the balance sheet date, the Company classified the following investments in debt securities as current financial assets held to maturity: commercial bonds of Toyota Bank Polska S.A. with a fixed interest rate of 4.17% and of Toyota Leasing Polska Sp. z o.o. with a fixed interest rate of 4.17%. In addition, the Company purchased variable coupon bonds of Volkswagen Bank Polska S.A. with an interest rate of 4.49%. Bonds having a fixed interest rate expose the Company to the risk of changes in fair value, while variable interest rate bonds result in exposure to variable cash flows. Due to the good standing of the banks and financial institutions whose debt securities have been purchased and to the short-term nature of these investments, it is believed that the credit risk to which the Company is exposed is minimal.

(amounts in tables in '000 PLN unless otherwise indicated)

10. Derivative financial instruments

	At 30 June 2007	At 31 December 2006
Non-current assets, of which:	**123 413**	**16 411**
hedging instruments with a maturity over 12 months	123 413	16 411
Current assets, of which:	**350 067**	**282 648**
hedging instruments with a maturity up to 12 months	98 284	95 480
instruments held for trading with a maturity up to 12 months	230 497	186 563
instruments held for trading with a maturity over 12 months	21 286	605
Total assets:	**473 480**	**299 059**
Non-current liabilities, of which:	-	**881**
hedging instruments with a maturity over 12 months	-	881
Current liabilities, of which:	**341 806**	**1 047 112**
hedging instruments with a maturity up to 12 months	134 828	859 944
instruments held for trading with a maturity up to 12 months	185 689	186 563
instruments held for trading with a maturity over 12 months	21 289	605
Total liabilities:	**341 806**	**1 047 993**

All derivatives have been recognised in the balance sheet at their fair value, based on principles described in Note 2, point 2.2.6.

At 30 June 2007 the fair value of open positions in derivative instruments amounted to PLN 131 674 thousand, of which PLN 86 869 thousand related to the fair value of hedging instruments, while PLN 44 805 thousand related to the fair value of traded derivative instruments.

The fair value of open positions in derivative instruments varies in dependence on changes in market conditions, and the final result on these transactions may vary significantly from that presented in the following valuation table.

At the balance sheet date there was an open position in respect of the following derivative instruments: forwards, swaps, collars, and put and call options. The following table presents detailed information relating to open positions in derivative instruments by classes, broken down by hedged nominal amounts and volumes, the average weighted hedged prices/ exchange rates[1], and the fair value of each instrument.

----

[1] The average weighted hedged prices/ exchange rates are aggregate amounts, of an informational nature. Their use in financial analysis in certain cases may lead to erroneous results. This relates to hedging levels and to levels of participation in option instruments, in the case of which the simulation of future settlements may generate one set of results when the average weighted exercise price/ exchange rates is assumed, and a different set of results when the analysis makes use of specific exercise prices / exchange rates for option transactions entered into by the Company.

Type of financial instrument	Volume/ Notional Cu ['000 t] Ag ['000 troz] Currency ['000 USD]	Avg. weighted price/ex. rate Cu [USD/t] Ag [USD/troz] Currency [USD/PLN]	Fair value as at 30 June 2007 Financial assets	30 June 2007 Financial liabilities	31 December 2006 Financial assets	31 December 2006 Financial liabilities
INSTRUMENTS HELD FOR TRADING WITH A MATURITY UP TO 12 MONTHS						
Metal instruments - copper						
Swaps - exchange of fixed prices for floating	26.32	5 404	157 507	(18)	97 035	-
Swaps – exchange of floating prices for fixed	26.00	5 994	-	(112 669)	-	(97 035)
Call options purchased	26.00	6 769	67 063	-	85 900	-
Call options sold	26.00	6 769	-	(67 075)	-	(85 900)
Put options purchased	28.00	5 148	5 033	-	-	-
Put options sold	28.00	5 148	-	(5 033)	-	-
TOTAL			**229 603**	**(184 795)**	**182 935**	**(182 935)**
Metal instruments - silver						
Put options purchased	1 400.00	12.00	894	-	3 628	-
Put options sold	1 400.00	12.00	-	(894)	-	(3 628)
TOTAL	-	-	**894**	**(894)**	**3 628**	**(3 628)**
HEDGING INSTRUMENTS WITH A MATURITY UP TO 12 MONTHS						
Metal instruments - copper						
Swaps - exchange of fixed prices for floating	0.03	5 380	146	-	-	-
Swaps - exchange of floating prices for fixed	5.00	2 601	-	(68 217)	6 983	(454 955)
Collar transactions	5.00	2300 - 2898	-	(64 061)	-	(363 203)
Put options purchased	104.50	5 124	26 010	-	22 538	-
Synthetic put (Swap - exchange of floating price for fixed and purchase of call option)	-	-	-	-	32 676	(14 554)
TOTAL	-	-	**26 156**	**(132 278)**	**62 197**	**(832 712)**
Metal instruments - silver						
Collar transactions	250.00	7.00 – 9.50	-	(2 550)	1	(18 213)
Put options purchased	5 350.00	11.81	7 575	-	907	-
Swaps – exchange of floating prices for fixed	-	-	-	-	-	(9 014)
TOTAL	-	-	**7 575**	**(2 550)**	**908**	**(27 227)**
Currency instruments						
Forwards	300 000.00	2.9832	56 833	-	13 047	-
Collar contracts	37 500.00	3.0000-3.7410	7 720	-	19 328	(5)
TOTAL	-	-	**64 553**	-	**32 375**	**(5)**
INSTRUMENTS HELD FOR TRADING WITH A MATURITY OVER 12 MONTHS						
Metal instruments - copper						
Put options purchased	38.50	5 200	21 286	-		
Put options sold	38.50	5 200	-	(21 289)	-	
TOTAL	-	-	**21 286**	**(21 289)**	-	-
Metal instruments - silver						
Put options sold	-	-	-	-	-	(605)
Put options purchased	-	-	-	-	605	-
TOTAL	-	-	-	-	**605**	**(605)**
HEDGING INSTRUMENTS WITH A MATURITY OVER 12 MONTHS						
Metal instruments - copper						
Put options purchased	87.50	5 712.00	82 652	-	4 328	-
Synthetic put (Swap - exchange of floating price for fixed and purchase of call option)	-	-	-	-	5 358	(881)
TOTAL	-	-	**82 652**	-	**9 686**	**(881)**
Metal instruments - silver						
Put options purchased	16 600.00	11.92	40 761	-	6 725	-
TOTAL	-	-	**40 761**	-	**6 725**	-

(amounts in tables in '000 PLN unless otherwise indicated)

The Company makes use of commodity derivative instruments, in which the underlying asset is the average monthly copper price from the London Metal Exchange and the average monthly silver price from the London Bullion Market. These are settled on the second working day of the following month. This means that derivative instruments for the month of June 2007 are settled on 3 July 2007. At the balance sheet date they were valued at fair value and included in the list of derivative instruments. The accounting principles state that the effective portion of settled cash flow hedging transactions should be transferred from equity to the profit or loss in the financial period in which the hedged items were realised. This means that the effective portion of June commodity transactions hedging future cash flows were transferred from equity to profit or loss on 30 June 2007, despite the fact that they were only settled on 3 July 2007. The result of settlement of the effective portion of these transactions is therefore included in the amount of PLN (620 293) thousand which was transferred from equity. The fair value of derivative instruments whose settlement date is 3 July 2007 relates to the following: copper collar contracts (volume: 5 000 tonnes, average weighted price: 2300.00 - 2898.30 USD/t and fair value: PLN (64 061) thousand); swap contracts - the exchange of fixed copper prices for floating prices (volume: 5 025 tonnes, average weighted price: 4 673.65 USD/t and fair value: PLN 39 412 thousand); swap contracts - the exchange of floating copper prices for fixed prices (volume: 10 000 tonnes, average weighted price: 3 864.60 USD/t and fair value: PLN (101 076) thousand), purchased copper put options (volume: 6 500 tonnes, average weighted price: 4 100.00 USD/t and fair value: PLN 0 thousand), sold copper put options (volume: 500 tonnes, average weighted price: 2 300.00 USD/t and fair value PLN 0 thousand); purchased copper call options (volume: 5 000 tonnes, average weighted price: 5 799.50 USD/t and fair value: PLN 23 460 thousand), sold copper call options (volume: 5 000 tonnes, average weighted price: 5 799.50 USD/t and fair value: PLN (23 460) thousand), and silver collars contracts (volume: 250 thousand troz, average weighted price: 7.0000-9.5000 USD/troz and fair value: PLN (2 550) thousand); purchased silver put options (volume: 250 thousand troz, average weighted price: 12.0000 USD/troz and fair value: PLN 0 thousand) and sold silver put options (volume: 200 thousand troz, average weighted price: 12.0000 USD/troz and fair value PLN 0 thousand).

Other information in respect of derivative financial instruments

Due to the sufficient liquidity of the market it is possible to close and settle the above-mentioned transactions at any given moment by entering into an agreement with a counterparty or by entering into an appropriate opposite transaction.
All transactions relating to the copper and silver price risk are denominated in US dollars.

Fair value measurement

The fair value of outstanding derivative instruments at the balance sheet date was set in accordance with the principles outlined in the accounting policies.

The Company does not apply hedging with respect to net investments in foreign operations.

Credit risk related to transactions hedging metals prices and currency rates

Measurement of transactions in derivative instruments hedging metals and currency prices entered into by the Company at 30 June 2007:
PLN 131 674 thousand (positive balance from the measurement of hedging transactions), of which:
PLN 341 806 thousand represent financial liabilities
PLN 473 480 thousand represent financial assets.
All entities with which hedging transactions are entered into operate in the financial sector. The maximum share of a single entity varies from 20.1 % (copper and silver price hedging transactions) to 20.5 % (currency rate hedging transactions). Entities with which hedging transactions are entered into are European and American financial institutions (mainly banks). From the point of view of creditworthiness, the financial institutions with which KGHM Polska Miedź S.A. enters into the above transactions have high levels of credit rating. 62 percent of the institutions with which transactions were concluded have the highest rating, 33 percent have an average rating and only one bank does not have an individual rating, however it is 100 % owned by a financial institution having the highest rating.

Due to diversification, both as respects the entities themselves as well as their geographical distribution, and also with regard to co-operation with financial institutions having a high credit rating, there is no concentration of credit risk related to hedging transactions.
The Company entered into framework agreements on the net settlement of hedging transactions with a given entity in order to limit cash flow and credit risk to the positive balance from measurement of hedging transactions.

CASH FLOW HEDGING INSTRUMENTS

The Company recognises cash flow hedging instruments in accordance with the principles presented in the "Main accounting principles applied". These principles provide for the transfer to equity of the effective portion

(amounts in tables in '000 PLN unless otherwise indicated)

of the gain or loss on measurement of hedging transactions in the period during which such transactions are designated as a hedge of future cash flows. The amounts recognised in equity in this regard are later transferred to the profit or loss at the moment the hedged transactions are realised.

The tables below present respectively the balances and changes in equity due to recognition of the effective portion of the gain or loss on measurement of instruments designated as cash flow hedges.

At 30 June 2007 the revaluation reserve amounts to PLN 141 058 thousand, of which PLN 40 959 thousand relates to the effective portion of the gain or loss on measurement of commodity price hedging transactions, while PLN 100 099 thousand relates to the effective portion of the gain or loss on measurement of exchange rate hedging transactions.

	At	
AMOUNTS RECOGNISED IN EQUITY	30 June 2007	31 December 2006
Revaluation reserve - commodity price risk hedging transactions (copper and silver)	40 959	(649 350)
Revaluation reserve - exchange rate risk hedging transactions -forwards and options transactions	64 569	29 968
Revaluation reserve - exchange rate risk hedging transactions -foreign-denominated loans	35 530	61 854
Total revaluation reserve on measurement of cash flow hedging financial instruments (without deferred tax effect)	**141 058**	**(557 528)**

During the first half of 2007 the amount recognised in equity due to effective hedging transactions entered into amounted to PLN 78 293 thousand (the effective portion of the change in the fair value of cash flow hedging instruments), while the amount transferred from equity to the profit or loss (an adjustment *in minus* of revenues from sales for the first half of 2007) amounted to PLN (620 293) thousand.

The effectiveness of hedging financial instruments used by the Company during the reporting period is assessed and measured by comparing changes in forward prices of hedged items with the prices of forward contracts, or - in the case of option instruments - based on changes in options intrinsic value.

	For the period	
Gains or (losses) on cash flow hedging instruments recognised directly in equity	From 1 January 2007 to 30 June 2007	From 1 January 2006 to 31 December 2006
Cumulative result on cash flow hedging instruments at the beginning of the financial period	**(557 528)**	**(1 024 713)**
Amount recognised in equity in the financial period due to effective hedging transactions	78 293	(1 863 844)
Amount transferred from equity to the income statement in the financial period	620 293	2 331 029
Cumulative result on cash flow hedging instruments at the end of the financial period (without deferred tax effect)	**141 058**	**(557 528)**

(amounts in tables in '000 PLN unless otherwise indicated)

EXEMPTION NUMBER: 82-4639

11. Trade and other receivables

	At	
	30 June 2007	31 December 2006
Current trade and other receivables		
Trade receivables	1 028 992	1 077 901
Loans granted	1 399	9 693
Other financial receivables	35 171	31 842
- Payments to capital	-	600
- Other financial receivables	35 171	31 242
Other non-financial receivables, of which:	104 430	148 695
- Taxes, social security and health insurance and other charges	92 803	145 286
- Non-financial advances	7 593	714
- Due to social fund	2 290	-
- Other non-financial receivables	1 744	2 695
Prepayments	62 587	2 257
Provision for impairment of receivables	(57 200)	(49 805)
Current trade and other receivables, net	**1 175 379**	**1 220 583**
Non-current trade and other receivables		
Other financial receivables	46 116	46 116
- Payments to capital	44 512	44 512
- Other financial receivables	1 604	1 604
Other non-financial receivables	60	60
Prepayments, of which:	528	558
- Perpetual usufruct of land recognised as an operating lease	439	446
- Other prepayments	89	112
Non-current trade and other receivables, net	**46 704**	**46 734**
Total non-current and current trade and other receivables, net	**1 222 083**	**1 267 317**

Trade and other receivables are measured at amortised cost using the effective interest method less provision for impairment. The carrying amount of receivables approximates their fair value. Trade receivables with a maturity of up to 12 months from the date of their arising are not discounted.

Provision for impairment of trade and other receivables

	For the period	
	from 1 January 2007 to 30 June 2007	from 1 January 2006 to 31 December 2006
Provision for impairment at the beginning of the period	**49 805**	**79 071**
Provision for impairment charged to cost of sales and administrative expenses (note 25)	40	265
Provision for impairment charged to other operating costs (note 28)	11 375	783
Reversal of provision for impairment charged to cost of sales and administrative expenses (note 25)	(2 374)	(6 483)
Reversal of provision for impairment, credited to other operating income (note 27)	(275)	(4 524)
Provision for impairment due to exchange differences	(938)	(2 521)
Provision for impairment utilised during the period	(411)	(16 769)
Reversal of provision for impairment due to court costs	(22)	(17)
Provision for impairment at the end of the period	**57 200**	**49 805**

(amounts in tables in '000 PLN unless otherwise indicated)

Impairment of financial receivables

	For the period	
	from 1 January 2007 to 30 June 2007	from 1 January 2006 to 31 December 2006
Provision for impairment at the beginning of the period	**38 798**	**47 463**
Provision for impairment recognised in profit or loss	52	520
Reversal of provision for impairment recognised in profit or loss	(2 649)	(6 483)
Provision for impairment due to exchange differences	(940)	(2 521)
Provision for impairment utilised during the period	(411)	(165)
Reversal of provision for impairment due to court costs	(22)	(16)
Provision for impairment at the end of the period	**34 828**	**38 798**

In respect of other financial assets, there was no impairment loss recognised.

KGHM Polska Miedź S.A. has receivables whose transfer does not qualify them for de-recognition as the Company has retained substantially all risks and rewards of ownership of these assets. This relates to trade receivables subject to a recourse factoring agreement entered into between KGHM Polska Miedź S.A. and Bank Handlowy S.A. in Warsaw. In this type of factoring there is a risk that the debtor will fail to make payment of the liabilities to the factor (bank). Should the debtor fail to settle his liabilities, the burden of payment of the outstanding balance to the factor (bank) would fall on KGHM Polska Miedź S.A., while the Company simultaneously has the right to demand payment of these liabilities from the debtor.

As a result, at the balance sheet date the Company continues to recognise receivables in the amount of PLN 16 890 thousand (at 31 December 2006: PLN 5 684 thousand). As appropriate, on the other side of the balance sheet the Company has recognised a related liability in an amount equal to that of the retained receivables.

<u>**Trade receivables**</u>

Credit risk

A significant part of the Company's sales are carried out based on prepayments. The Company monitors the creditworthiness of all its customers on an on-going basis, in particular those to whom it has provided buyer's credit. The Company independently evaluates the creditworthiness of its customers as they do not possess a rating. Buyer's credit is only provided to proven, long-term customers, while sales of the Company's products to new customers are always 100% secured.
The total value of trade receivables at the balance sheet date, excluding the fair value of accepted collateral, in respect of which the Company may be exposed to credit risk, amounts to PLN 1 028 992 thousand, of which PLN 141 223 thousand represents receivables from customers within the KGHM Polska Miedź S.A. Group. The Company has secured the majority of its receivables by bills of promissory notes [2], frozen funds on bank accounts, bank guarantees and document collection. In addition, the majority of contracts with customers provided with a buyer's credit contain an ownership rights reservation clause confirmed by a date certain [3].

For many years KGHM has been working with a large number of clients, which are diversified as respects their geographical distribution. The main market for the Company's sales is the European Union, including Poland.

The concentration of credit risk in the Company is due to the fact that key clients are allowed extended periods of payment. Consequently, at 30 June 2007 the balance of receivables from 7 of the Company's largest clients, in terms of the amount of receivables at the balance sheet date, represents 77% of the balance of gross trade receivables (at 30 June 2006: 79%). Despite this concentration of receivables from key clients (most of whom operate in the European Union), the Company believes that, given the available historical data as well as years of experience in working with clients, there is a low level of credit risk in this regard.

[2] In order to speed up any potential enforcement of receivables, each promissory notes is secured by a notarial enforcement declaration.
[3] A trade contract clause officially certified by a notary means that the ownership of goods is transferred to the buyer only upon payment, regardless of their physical delivery.

(amounts in tables in '000 PLN unless otherwise indicated)

Currency risk

KGHM Polska Miedź S.A. employs derivative currency instruments in order to hedge itself against cash flow volatility caused by fluctuations in the exchange rates of those currencies in which its contracts are denominated, and therefore the exposure to currency risk is significant for amounts which are not hedged. The principles of hedging against changes in exchange rates are described in note 3, Risk management.

Price risk

The Company's revenues from sales are exposed to price risk due to the fact that the prices of the products it sells are based on market quotations, and are therefore characterised by high volatility. As a result, the Company enters into hedging instrument contracts in order to hedge itself against cash flow volatility caused by fluctuations in copper and silver prices on global markets. Revenues which are not hedged are exposed to price risk. The principles of hedging against changes in copper and silver prices are described in note 3, Risk management.

Granted loans

The balance of loans granted by the Company at 30 June 2007 amounted to PLN 1 399 thousand (as at 31 December 2006 it amounted to PLN 9 693 thousand) and this is the maximum amount of loss to which the Company is exposed should a borrower fail to meet its credit obligations (exclusive of the fair value of the accepted collateral). The effective interest rate at 30 June 2007 for loans granted in PLN amounted to 6.51% (as at 31 December 2006: 4.52%)

Age analysis of overdue financial receivables at the balance sheet date for which there was no impairment loss identified

	Value	up to 1 month	from 1 to 3 months	from 3 to 6 months	from 6 to 12 months	over 1 year
trade receivables	**14 011**	13 874	89	45	1	2
other receivables	**228**	187	30	8	1	2

In the normal course of business, trade receivables are paid within a period of from 1 to 2 months.

(amounts in tables in '000 PLN unless otherwise indicated)

12. Inventories

	At	
	30 June 2007	31 December 2006
Materials	394 729	145 535
Semi-finished products and work in progress	1 030 610	1 199 281
Finished products	195 140	293 187
Goods for resale	-	268
Total carrying amount of inventories:	**1 620 479**	**1 638 271**

	For the period	
Write-down of inventories in the financial period	from 1 January 2007 to 30 June 2007	from 1 January 2006 to 31 December 2006
Write-down of inventories recognised in cost of sales	456	754
Reversal of write-down recognised in cost of sales	(388)	(387)

Reversal of the write-down was made due to the sale of finished products subject to revaluation at pre-revaluation prices.

(amounts in tables in '000 PLN unless otherwise indicated)

13. Cash and cash equivalents

	At	
	30 June 2007	31 December 2006
Cash in hand	79	71
Cash at bank	592	297
Other financial assets with a maturity of up to 3 months from the date of acquisition	3 331 919	2 093 068
Total cash and cash equivalents	**3 332 590**	**2 093 436**
Restricted cash and cash equivalents	1 932	-

Other financial assets with a maturity of up to 3 months from the date of acquisition are composed of deposits in the amount of PLN 3 208 385 thousand (at 31 December 2006: PLN 2 091 251 thousand), debt securities in the amount of PLN 97 568 thousand (at 31 December 2006 there were none), participation units in the amount of PLN 20 103 thousand (at 31 December 2006 there were none) and interest on financial assets in amount of PLN 5 863 thousand (at 31 December 2006: PLN 1 817 thousand).

The effective interest rate of current bank deposits in the first half of 2007 amounted to:
a) for bank deposits in PLN from 2.48% to 4.61%
b) for bank deposits in USD from 2.25% to 5.52%
c) for bank deposits in EUR from 2.63% to 4.33%
d) for bank deposits in GBP from 5.02% to 5.68%

Average maturity period for these deposits amounted to:
a) for bank deposits in PLN, 3 days
b) for bank deposits in USD, 3 days
c) for bank deposits in EUR, 3 days
d) for bank deposits in GBP, 2 days

The effective interest rate of current bank deposits in 2006 amounted to:
a) for bank deposits in PLN from 2.43% to 4.60%
b) for bank deposits in USD from 2.69% to 5.42%
c) for bank deposits in EUR from 1.82% to 5.33%
d) for bank deposits in GBP from 4.18% to 5.07%

Average maturity period for these deposits amounted to:
a) for bank deposits in PLN, 3 days
b) for bank deposits in USD, 2 days
c) for bank deposits in EUR, 3 days
d) for bank deposits in GBP, 2 days

Cash and cash equivalents as presented in the cash flow statement and in the balance sheet are identical.

(amounts in tables in '000 PLN unless otherwise indicated)

14. Share capital

	Registered share capital	Share capital from revaluation due to hyperinflation at the date of transition of the Company to IFRS*	Total
At 1 January 2006	2 000 000	5 413 573	**7 413 573**
At 31 December 2006	2 000 000	5 413 573	**7 413 573**
At 30 June 2007	2 000 000	5 413 573	**7 413 573**

*The Company presents its share capital in the amount of PLN 7 413 573 thousand. The above amount includes the revaluation of share capital of PLN 5 413 573 thousand due to the requirements of International Accounting Standard 29 "Financial reporting in hyperinflationary economies" ("IAS 29"). Pursuant to resolution 31/2005 of the General Shareholders' Meeting of the Company dated 15 June 2005, in the consolidated financial statements of the Company the results of the revaluation of share capital have been transferred to retained earnings. As a result, as at 31 December 2006 the share capital presented in the consolidated financial statements amounted to PLN 2 000 000 thousand. As there is no such a resolution in respect of these financial statements, the share capital presented in the financial statements is different from the amount of the share capital of the parent entity presented in the consolidated financial statements. Simultaneously, the Company will attempt to obtain a resolution of the AGM to transfer the revaluation of share capital to retained earnings in the separate financial statements.

During the first half of 2007 there were no changes in the share capital of KGHM Polska Miedź S.A. At 30 June 2007 the registered share capital of the Company amounted to PLN 2 000 000 thousand and was divided into 200 000 000 shares with a nominal value of PLN 10 each. Each share grants the right to one vote at the General Shareholders' Meeting of the Company.

At 30 June 2007, the only shareholder owning at least 5% of the share capital and of the total number of votes at the General Shareholders' Meeting of the Company, based on information received by the Company from its shareholders, was the State Treasury, which held 83 589 900 shares, with a total nominal value of PLN 835 899 thousand, which accounts for 41.79% of the Company's share capital and the same number of votes at the General Shareholders' Meeting.

The State Treasury reduced its interests in the share capital of the Company to a level of 41.79% in the first half of 2007, as a result of the transfer of ownership, on 15 May 2007, of 5 000 000 shares of KGHM Polska Miedź S.A. to the company Kompania Węglowa S.A. The above block of shares represents 2.5% of the share capital of KGHM Polska Miedź S.A. and of the total number of votes.

(amounts in tables in '000 PLN unless otherwise indicated)

15. Other reserves

	Revaluation reserve on available-for-sale financial assets	Revaluation reserve on cash flow hedging financial instruments	Total other reserves
At 1 January 2006	**14 045**	**(810 754)**	**(796 709)**
Fair value losses on available-for-sale financial assets	(37)	-	(37)
Impact of effective cash flow hedging transactions entered into	-	(2 172 112)	(2 172 112)
Amount transferred to profit or loss due to the settlement of hedging instruments	-	931 777	931 777
Deferred income tax (note 19)	7	232 911	232 918
Total income/(expenses) recognised directly in equity	**(30)**	**(1 007 424)**	**(1 007 454)**
At 30 June 2006	**14 015**	**(1 818 178)**	**(1 804 163)**
At 1 January 2006	**14 045**	**(810 754)**	**(796 709)**
Fair value gains on available-for-sale financial assets	5 112	-	5 112
Impact of effective cash flow hedging transactions entered into	-	(1 863 844)	(1 863 844)
Amount transferred to profit or loss due to the settlement of available-for-sale financial assets	(12 181)	-	(12 181)
Amount transferred to profit or loss due to the settlement of hedging instruments	-	2 331 029	2 331 029
Deferred income tax (note 19)	1 343	(96 276)	(94 933)
Total income/(expenses) recognised directly in equity	**(5 726)**	**370 909**	**365 183**
At 31 December 2006	**8 319**	**(439 845)**	**(431 526)**
At 1 January 2007	**8 319**	**(439 845)**	**(431 526)**
Fair value gains on available-for-sale financial assets	13 844	-	13 844
Impact of effective cash flow hedging transactions entered into	-	78 293	78 293
Amount transferred to profit or loss due to the settlement of available-for-sale financial assets	(15 324)	-	(15 324)
Amount transferred to profit or loss due to the settlement of hedging instruments	-	620 293	620 293
Deferred income tax (note 19)	281	(137 733)	(137 452)
Total income/(expenses) recognised directly in equity	**(1 199)**	**560 853**	**559 654**
At 30 June 2007	**7 120**	**121 008**	**128 128**

The revaluation reserve presented in other reserves, set in the amount of the fair value of hedging instruments in the effective portion of the hedge and the re-measurement to fair value of available-for-sale financial assets, may not be employed.

(amounts in tables in '000 PLN unless otherwise indicated)

16. Retained earnings

	Supplementary capital created in accordance with the Commercial Partnerships and Companies Code, sec. 396	Supplementary capital created from profit in accordance with the Statutes	Profit/(loss) from prior years	Retained earnings, total
At 1 January 2006	**660 000**	**1 105 605**	**(2 286 079)**	**(520 474)**
Profit for the period	-	-	2 230 336	2 230 336
Total recognised income/(expenses)	-	**239 356**	**(2 239 356)**	**(2 000 000)**
- transfer to supplementary capital	-	239 356	(239 356)	-
- dividends	-	-	(2 000 000)	(2 000 000)
At 30 June 2006	**660 000**	**1 344 961**	**(2 295 099)**	**(290 138)**

At 1 January 2006	**660 000**	**1 105 605**	**(2 286 079)**	**(520 474)**
Profit for the period	-	-	3 706 055	3 706 055
Total recognised income/(expenses)	-	**239 356**	**(2 239 356)**	**(2 000 000)**
- transfer to supplementary capital	-	239 356	(239 356)	-
- dividends	-	-	(2 000 000)	(2 000 000)
At 31 December 2006	**660 000**	**1 344 961**	**(819 380)**	**1 185 581**

At 1 January 2007	**660 000**	**1 344 961**	**(819 380)**	**1 185 581**
Profit for the period	-	-	1 844 245	1 844 245
Total recognised income/(expenses)	-	**1 130**	**(3 395 130)**	**(3 394 000)**
- transfer to supplementary capital	-	1 130	(1 130)	-
- dividends	-	-	(3 394 000)	(3 394 000)
At 30 June 2007	**660 000**	**1 346 091**	**(2 370 265)**	**(364 174)**

Based on the Commercial Partnerships and Companies Code, the Company is required to create supplementary capital against any potential future or existing losses, to which no less than 8 percent of a given financial year's profit is transferred until the capital has been built up to no less than one-third of the registered share capital. The supplementary capital created in this manner may not be employed otherwise than in covering the loss reported in the financial statements.

At 30 June 2007 this statutory supplementary capital in the Company amounts to PLN 660 000 thousand, and is recognised in the equity item: Retained earnings.

(amounts in tables in '000 PLN unless otherwise indicated)

17. Trade and other payables

	At	
	30 June 2007	31 December 2006
Non-current trade and other payables		
Trade payables	4 565	4 635
Deferred income	1 767	1 887
Total	**6 332**	**6 522**
Current trade and other payables		
Trade payables	516 089	573 405
Liabilities due to taxation and social security	208 925	180 450
Other financial liabilities	3 470 267	121 283
Other non-financial liabilities	67 085	66 064
Special funds	48 342	42 036
Deferred income	45 357	21 467
Accruals	306 840	275 696
Total	**4 662 905**	**1 280 401**
Total non-current and current trade and other payables	**4 669 237**	**1 286 923**

Accruals include a provision for future remuneration due to an additional annual bonus in accordance with the Collective Labour Agreement for the Employees of KGHM Polska Miedź S.A. in the amount of PLN 256 788 thousand.

Other financial liabilities include liabilities due to dividends in the amount of PLN 3 394 000 thousand.

(amounts in tables in '000 PLN unless otherwise indicated)

Contractual maturities for financial liabilities at 31 December 2006

Financial liabilities	Contractual maturities from the balance sheet date					Total (without discount)	Carrying amount
	up to 3 months	3 - 12 months	1 - 3 years	3 - 5 years	over 5 years		
Trade payables:	572 259	1 146	2 542	926	1 388	**578 261**	**578 040**
Other financial liabilities:	121 283	-	-	-	-	**121 283**	**121 283**
Loans	-	6 000	10 000	3 000	-	**19 000**	**19 006**
Finance lease liabilities	708	4 093	5 670	5 670	8 505	**24 646**	**21 354**
Derivative financial instruments	485 895	563 252	880	-	-	**1 050 027**	**1 047 993**
Total financial liabilities by maturity	**1 180 145**	**574 491**	**19 092**	**9 596**	**9 893**	**1 793 217**	**1 787 676**

The Company monitors the risk of the lack of cash resources through short-term, medium-term and long-term liquidity planning. This planning reflects the timing of cash flows from operating, investment and financing activities.
In 2006 the Company had a high balance of cash and cash equivalents, which enabled it to maintain liquidity at a very safe level, one not endangering the timely settlement of liabilities as they fall due. In addition, the Company had access to a line of credit in a current account up to USD 10 million.
At 31 December 2006 the Company did not have liabilities in respect of the aforesaid line of credit, and had no other liabilities due to bank loans.

Contractual maturities for financial liabilities at 30 June 2007

Financial liabilities	Contractual maturities from the balance sheet date					Total (without discount)	Carrying amount
	up to 3 months	3 - 12 months	1 - 3 years	3 - 5 years	over 5 years		
Trade payables:	515 041	1 063	3 236	910	910	**521 160**	**520 654**
Other financial liabilities:	3 470 267	-	-	-	-	**3 470 267**	**3 470 267**
Loans	-	6 000	7 000	3 000	-	**16 000**	**16 000**
Finance lease liabilities	564	2 984	5 573	5 573	5 573	**20 267**	**16 973**
Derivative financial instruments	231 677	72 080	-	-	-	**303 757**	**341 806**
Total financial liabilities by maturity	**4 217 549**	**82 127**	**15 809**	**9 483**	**6 483**	**4 331 451**	**4 365 700**

The Company monitors the risk of the lack of cash resources through short-term, medium-term and long-term liquidity planning. This planning reflects the timing of cash flows from operating, investment and financing activities.
In the first half of 2007 the Company had a high balance of cash and cash equivalents, which enabled it to maintain liquidity at a very safe level, one not endangering the timely settlement of liabilities as they fall due. In addition, the Company had access to a line of credit in a current account up to USD 10 million. In the first half of 2007 the Company did not make use of the line of credit.
At 30 June 2007 the Company did not have liabilities in respect of the aforesaid line of credit, and had no other liabilities due to bank loans.

(amounts in tables in '000 PLN unless otherwise indicated)

18. Borrowings

	At 30 June 2007	At 31 December 2006
Non-current	**23 551**	**29 552**
Loans	10 000	13 000
Finance lease liabilities	13 551	16 552
Current	**9 422**	**10 808**
Loans	6 000	6 006
Finance lease liabilities	3 422	4 802
Total	**32 973**	**40 360**

The fair value of loans drawn approximates their carrying amount.

Other financial liabilities - description of financial instruments

Loans at 30 June 2007

Name of financing entity	Currency of loan	Amount of loan at balance sheet date	Interest rate	Maturity	Collateral pledged
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	PLN	3 000	4%	16.12.2008	- blank promissory note, registered pledge on gas dedusting installations for anode furnaces, assignment of rights under an insurance policy relating to assets created as a result of the investment project being financed with the loan.
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	PLN	13 000	4%	16.09.2010	- blank promissory note and declaration on submitting to enforcement
Total loans		**16 000**			

Based on signed agreements, the total amount of permitted limits on credit lines in current accounts at 30 June 2007 amounted to USD 10 000 thousand.

Non-current borrowings - time structure

	from 1 to 3 years	from 3 to 5 years	over 5 years	Total
Non-current loans	10 000	3 000	-	13 000
Finance lease liabilities	5 226	4 814	6 512	16 552
At 31 December 2006	**15 226**	**7 814**	**6 512**	**29 552**
Non-current loans	7 000	3 000	-	10 000
Finance lease liabilities	4 957	4 505	4 089	13 551
At 30 June 2007	**11 957**	**7 505**	**4 089**	**23 551**

(amounts in tables in '000 PLN unless otherwise indicated)

Finance lease liabilities

The carrying amount of finance lease liabilities at 30 June 2007 amounted to PLN 16 973 thousand.

The agreement with the State Treasury. This is an agreement whose subject is the granting of access by the State Treasury, for a fee, to geological information. This information was acquired in order to prepare a licensing application to obtain a license for the extraction of ore from the Głogów Głęboki - Przemysłowy deposit. The license was granted in November 2004. Payments to the State Treasury are made in 10 equal instalments, payable on 30 June of each year. Final liability will be settled on 30 June 2014. These are not interest-bearing liabilities, and were recognised at a discounted amount in the accounts of the Company. As the currency in which payments are made is the EUR, there is an exposure to currency risk due to changes in currency exchange rates at the date of payment. The carrying amount of liabilities under this agreement is PLN 16 213 thousand (EUR 4 305 thousand), while the carrying amount of the related intangible asset at the balance sheet date amounts to PLN 30 353 thousand.

	At	
	30 June 2007	31 December 2006
Nominal value of minimum lease payments		
Up to one year	3 554	4 908
From one to five years	11 147	11 340
Over five years	5 573	8 505
Total finance lease liabilities - minimum lease payments	**20 274**	**24 753**
Future financial costs due to finance leases	3 301	3 399
Present value of minimum lease payments, of which:	**16 973**	**21 354**
Up to one year	3 422	4 802
From one to five years	9 462	10 040
Over five years	4 089	6 512

19. Deferred income tax - changes

	For the period	
	from 1 January 2007 to 30 June 2007	from 1 January 2006 to 31 December 2006
Net deferred tax asset at the beginning of the financial period, of which:	130 150	220 981
Deferred tax assets at the beginning of the financial period	467 630	528 658
Deferred tax liabilities at the beginning of the financial period	337 480	307 677
Charged to profit or loss (note 30)	(272 840)	(272 739)
Credited to profit or loss (note 30)	270 092	276 841
Decrease of equity (note 15)	(259 966)	(846 692)
Increase of equity (note 15)	122 514	751 759
Net deferred tax (liability)/asset at the end of the financial period, of which:	(10 050)	130 150
Deferred tax assets at the end of the financial period	366 981	467 630
Deferred tax liabilities at the end of the financial period	377 031	337 480

As presented in note 4 point 4.2.3 of these financial statements, the Company determines the anticipated extent of realisation of the deferred tax asset based on five-year financial plans and the forecasts of taxable profits included therein, as prepared by the Management Board of the Company. At the date of preparation of these financial statements the Company was in the process of revising its future policy, as the work aimed at setting out the long-term time horizon for the probability of realising the deferred tax asset and preparing appropriate financial plans in order to better comply with IAS 12 will be completed in the second half of 2007.

The Company expects that the effect of this change in policy on financial data will be reflected in the financial statements at 31 December 2007.

(amounts in tables in '000 PLN unless otherwise indicated)

Changes in the deferred tax assets/liabilities during the period from 1 January 2006 to 30 June 2007 (prior to taking into consideration the offsetting of balances within the same tax jurisdictions) are as follows:

Deferred tax assets prior to offsetting

	At 1 January 2006 based on the rate of 19%	Credited/(Charged) to profit or loss due to a change in the balance of temporary differences and tax loss	Increase/(Decrease) of equity due to change in the balance of temporary differences	At 30 June 2006 based on the rate of 19%
Exchange rate differences	25 272	(2 655)	-	22 617
Interest	25	(15)	-	10
Provision for impairment of receivables	7 705	(1 877)		5 828
Short-term accruals for wages	33 528	3 327	-	36 855
Employee benefits (holidays)	3 144	(157)	-	2 987
Provision for decommissioning of mines and other facilities	27 479	265	-	27 744
Measurement of forward transactions	65 180	47 030	-	112 210
Re-measurement of hedging instruments	234 985	(8 641)	232 910	459 254
Depreciation	8 755	644	-	9 399
Liabilities due to future employee benefits	52 312	1 175	-	53 487
Unpaid wages with surcharges	38 904	(10 931)	-	27 973
Other	31 369	22 355	-	53 724
Total	**528 658**	**50 520**	**232 910**	**812 088**

	At 1 January 2006 based on the rate of 19%	Credited/(Charged) to profit or loss due to a change in the balance of temporary differences and tax loss	Increase/(Decrease) of equity due to change in the balance of temporary differences	At 31 December 2006 based on the rate of 19%
Exchange rate differences	25 272	(8 464)	-	16 808
Interest	25	(17)	-	8
Provision for impairment of receivables	7 705	74	-	7 779
Short-term accruals for wages	33 528	15 094	-	48 622
Employee benefits (holidays)	3 144	619	-	3 763
Provision for decommissioning of mines and other facilities	27 479	(2 496)	-	24 983
Measurement of forward transactions	65 180	49 201	-	114 381
Re-measurement of hedging instruments	234 985	(12 841)	(96 340)	125 804
Depreciation	8 755	457	-	9 212
Liabilities due to future employee benefits	52 312	3 049	-	55 361
Unpaid wages with surcharges	38 904	5 247	-	44 151
Other	31 369	(14 611)	-	16 758
Total	**528 658**	**35 312**	**(96 340)**	**467 630**

	At 1 January 2007 based on the rate of 19%	Credited/(Charged) to profit or loss due to a change in the balance of temporary differences and tax loss	Increase/(Decrease) of equity due to change in the balance of temporary differences	At 30 June 2007 based on the rate of 19%
Exchange rate differences	16 808	(5 859)	-	10 949
Interest	8	(5)	-	3
Provision for impairment of receivables	7 779	1 650		9 429
Short-term accruals for wages	48 622	6 181	-	54 803
Employee benefits (holidays)	3 763	(85)	-	3 678
Provision for decommissioning of mines and other facilities	24 983	3 648	-	28 631
Measurement of forward transactions	114 381	25 956		140 337
Re-measurement of hedging instruments	125 804	5 402	(117 619)	13 587
Depreciation	9 212	(901)	-	8 311
Liabilities due to future employee benefits	55 361	512	-	55 873
Unpaid wages with surcharges	44 151	(14 762)	-	29 389
Other	16 758	(4 767)	-	11 991
Total	**467 630**	**16 970**	**(117 619)**	**366 981**

(amounts in tables in '000 PLN unless otherwise indicated)

Deferred tax liabilities prior to offsetting

	At 1 January 2006 based on the rate of 19%	(Credited)/Charged to profit or loss due to a change in the balance of temporary differences	(Increase)/ Decrease of equity due to change in the balance of temporary differences	At 30 June 2006 based on the rate of 19%
Exchange rate differences	5 141	10 575	-	15 716
Interest	366	607	-	973
Measurement of forward transactions	50 580	26 558	-	77 138
Re-measurement of hedging instruments	664	(138)	-	526
Depreciation	245 705	16 782	-	262 487
Other	5 221	(185)	(8)	5 028
Total	**307 677**	**54 199**	**(8)**	**361 868**

	At 1 January 2006 based on the rate of 19%	(Credited)/Charged to profit or loss due to a change in the balance of temporary differences	(Increase)/ Decrease of equity due to change in the balance of temporary differences	At 31 December 2006 based on the rate of 19%
Exchange rate differences	5 141	4 006	-	9 147
Interest	366	416	-	782
Measurement of forward transactions	50 580	(4 135)	-	46 445
Re-measurement of hedging instruments	664	(664)	-	-
Depreciation	245 705	30 880	-	276 585
Other	5 221	707	(1 407)	4 521
Total	**307 677**	**31 210**	**(1 407)**	**337 480**

	At 1 January 2007 based on the rate of 19%	(Credited)/Charged to profit or loss due to a change in the balance of temporary differences	(Increase)/ Decrease of equity due to change in the balance of temporary differences	At 30 June 2007 based on the rate of 19%
Exchange rate differences	9 147	(5 607)	-	3 540
Interest	782	334	-	1 116
Measurement of forward transactions	46 445	8 376	-	54 821
Re-measurement of hedging instruments	-	-	20 114	20 114
Depreciation	276 585	19 125	-	295 710
Other	4 521	(2 510)	(281)	1 730
Total	**337 480**	**19 718**	**19 833**	**377 031**

(amounts in tables in '000 PLN unless otherwise indicated)

20. Employees benefits

A general description of the employee benefit plans is included in note 2, Main accounting principles applied, point 2.2.18.

Change in liabilities due to future employee benefits

	TOTAL liabilities	Jubilee awards	Retirement and disability benefits	Coal equivalent
Present value of obligations - at 1 January 2006	**831 353**	**219 227**	**159 671**	**452 455**
Interest costs	19 870	5 304	3 795	10 771
Current service cost	15 292	6 177	4 336	4 779
Benefits paid	(37 391)	(8 831)	(11 705)	(16 855)
Actuarial gains/(losses)	18 641	(3 109)	5 457	16 293
Present value of obligations - at 30 June 2006	**847 765**	**218 768**	**161 554**	**467 443**
Past service cost unrecognised at the balance sheet date	(13 490)	-	(13 490)	-
Carrying amount of liabilities - at 30 June 2006	**834 275**	**218 768**	**148 064**	**467 443**
of which:				
Carrying amount of non-current liabilities	**773 333**	195 170	135 085	443 078
Carrying amount of current liabilities	**60 942**	23 598	12 979	24 365

	TOTAL liabilities	Jubilee awards	Retirement and disability benefits	Coal equivalent
Present value of obligations - at 1 January 2006	**831 353**	**219 227**	**159 671**	**452 455**
Interest costs	39 778	10 444	7 679	21 655
Current service cost	30 583	12 354	8 672	9 557
Benefits paid	(66 454)	(27 985)	(16 727)	(21 742)
Actuarial gains	44 496	23 372	12 906	8 218
Present value of obligations - at 31 December 2006	**879 756**	**237 412**	**172 201**	**470 143**
Past service cost unrecognised at the balance sheet date	(12 647)	-	(12 647)	-
Carrying amount of liabilities - at 31 December 2006	**867 109**	**237 412**	**159 554**	**470 143**
of which:				
Carrying amount of non-current liabilities	**803 875**	212 308	145 981	445 586
Carrying amount of current liabilities	**63 234**	25 104	13 573	24 557

	TOTAL liabilities	Jubilee awards	Retirement and disability benefits	Coal equivalent
Present value of obligations - at 1 January 2007	**879 756**	**237 412**	**172 201**	**470 143**
Interest costs	20 590	5 628	4 012	10 950
Current service cost	16 436	6 825	4 717	4 894
Benefits paid	(39 982)	(9 450)	(12 373)	(18 159)
Actuarial gains/(losses)	10 814	(9 348)	926	19 236
Present value of obligations - at 30 June 2007	**887 614**	**231 067**	**169 483**	**487 064**
Past service cost unrecognised at the balance sheet date	(11 804)	-	(11 804)	-
Carrying amount of liabilities - at 30 June 2007	**875 810**	**231 067**	**157 679**	**487 064**
of which:				
Carrying amount of non-current liabilities	**810 113**	205 329	143 492	461 292
Carrying amount of current liabilities	**65 697**	25 738	14 187	25 772

(amounts in tables in '000 PLN unless otherwise indicated)

Total costs recognised in the income statement due to future employee benefits

	At	
Total costs recognised in the income statement	30 June 2007	31 December 2006
Current service cost	16 436	30 583
Interest costs	20 590	39 778
Actuarial losses	10 814	44 496
Past service cost	843	1 687
	48 683	**116 544**

The change in actuarial losses is caused by a change in assumptions as respects the increase in the discount rate, increases in coal prices and increases in wages.

For purposes of re-measuring the provision at the end of the current period, the Company assumed parameters based on available forecasts of inflation, an analysis of increases in coal prices and in the lowest wage, and also based on the anticipated profitability of highly-liquid securities.

Main actuarial assumptions:	**2007**	**2008**	**2009**	**2010 and beyond**
- discount rate	4.50%	4.80%	5.00%	5.00%
- rate of increase in coal prices	0.00%	2.70%	3.00%	3.00%
- rate of increase in the lowest wage	0.00%	3.70%	4.00%	4.00%
- expected inflation	2.60%	2.70%	3.00%	3.00%
- future expected increase in wages	0.00%	3.70%	4.00%	4.00%

(amounts in tables in '000 PLN unless otherwise indicated)

21. Provisions for other liabilities and charges

Change in provisions for liabilities

	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment and assets under construction	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2006	**526 713**	**378 760**	**6 958**	**20 348**	**120 647**
Provisions recognised	26 613		-	592	26 021
Changes arising from changes in provisions after updating of estimates	22 528	22 143	-	-	385
Changes in provisions arising from approach of execution date of liabilities (unwinding of the discount effect)	8 217	8 217	-	-	-
Utilisation of provisions	(6 017)	(1 478)	-	(313)	(4 226)
Release of provisions	(7 740)	-	(11)	(546)	(7 183)
Provisions for mine closure fund	(4 917)	(4 917)	-	-	-
Other	1 932	3 611	(1 235)	(3)	(441)
Provisions at 30 June 2006	**567 329**	**406 336**	**5 712**	**20 078**	**135 203**
of which:					
Non-current provisions	**437 459**	**399 987**	**4 363**		**33 109**
Current provisions	**129 870**	**6 349**	**1 349**	**20 078**	**102 094**

	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment and assets under construction	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2006	**526 713**	**378 760**	**6 958**	**20 348**	**120 647**
Provisions recognised	15 037	-	733	9 380	4 924
Changes arising from changes in provisions after updating of estimates	73 573	73 956	-	-	(383)
Changes in provisions arising from approach of execution date of liabilities (unwinding of the discount effect)	20 323	19 708	-	-	615
Utilisation of provisions	(58 763)	(3 337)	(2 334)	(11 930)	(41 162)
Release of provisions	(11 383)	-	(70)	(2 413)	(8 900)
Provisions for mine closure fund	(9 833)	(9 833)	-	-	-
Other	(31 107)	-	-	(13)	(31 094)
Provisions at 31 December 2006	**524 560**	**459 254**	**5 287**	**15 372**	**44 647**
of which:					
Non-current provisions	**479 911**	**452 324**	-	-	**27 587**
Current provisions	**44 649**	**6 930**	**5 287**	**15 372**	**17 060**

	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment and assets under construction	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2007	**524 560**	**459 254**	**5 287**	**15 372**	**44 647**
Provisions recognised	147	-	-	30	117
Changes arising from changes in provisions after updating of estimates	72 134	73 583	-	-	(1 449)
Changes in provisions arising from approach of execution date of liabilities (unwinding of the discount effect)	12 105	11 539	-	-	566
Utilisation of provisions	(9 519)	(1 223)	(40)	(127)	(8 129)
Release of provisions	(150)	-	(54)	(5)	(91)
Provisions for mine closure fund	(6 092)	(6 092)	-	-	-
Provisions at 30 June 2007	**593 185**	**537 061**	**5 193**	**15 270**	**35 661**
of which:					
Non-current provisions	**556 228**	**530 887**	-	-	**25 341**
Current provisions	**36 957**	**6 174**	**5 193**	**15 270**	**10 320**

KGHM Polska Miedź S.A. recognises provisions for decommissioning costs of mines and other facilities based on principles described in note 2, point 2.2.17.
At 30 June 2007 the balance of the provision amounted to PLN 537 061 thousand. It is expected that these costs will be incurred until the year 2047. The provision was estimated assuming the use of existing technology for the decommissioning of mining facilities, based on current prices and using a discount rate of 2.6%.

Provisions for disputed issues and court proceedings mainly relate to:
- proceedings in a dispute concerning the payment of damages to BOBMARK INTERNATIONAL in the amount of PLN 11 839 thousand,
- asserting copyright in the amount of PLN 2 982 thousand for the use of an invention.

Other provisions relate among others to:
- provisions for liabilities due to property tax on underground mine facilities in the amount of PLN 2 975 thousand,
- provisions for expenditures due to agreements signed with local government bodies. The liability arising from the above at 30 June 2007 amounted to PLN 28 163 thousand.

(amounts in tables in '000 PLN unless otherwise indicated)

22. Non-current assets classified as held for sale

	At	
	30 June 2007	31 December 2006
Non-current assets held for sale		
Property, plant and equipment	254	-
	254	-

Non-current assets held for sale include a gas distribution network. A written tender has been announced and it is expected that a sales transaction will be realised in the third quarter of 2007.

23. Impairment losses

During the period from 1 January 2007 to 30 June 2007, there were no impairment losses recognised, reversed or used with respect to property, plant and equipment and intangible assets.

(amounts in tables in '000 PLN unless otherwise indicated)

24. Sales

Net revenues from the sale of products, goods for resale and materials (by type of activity)

	For the period	
	from 1 January 2007 to 30 June 2007	from 1 January 2006 to 30 June 2006
- copper, precious metals, smelter by-products	5 784 601	5 441 891
- salt	8 191	16 235
- services	23 246	23 656
- other products	8 436	11 592
- goods for resale	19 198	95 146
- wastes and materials	15 333	10 918
- other materials	1 072	2 618
Total	**5 860 077**	**5 602 056**

Net revenues from the sale of products, goods for resale and materials (by destination)

	For the period	
	from 1 January 2007 to 30 June 2007	from 1 January 2006 to 30 June 2006
domestic	**2 327 472**	**1 895 737**
- copper, precious metals, smelter by-products	2 250 842	1 810 133
- salt	8 191	16 235
- services	23 246	23 656
- other products	8 436	11 592
- goods for resale	20 352	20 585
- wastes and materials	15 333	10 918
- other materials	1 072	2 618
export	**3 532 605**	**3 706 319**
- copper, precious metals, smelter by-products	3 533 759	3 631 758
- goods for resale and materials	(1 154)	74 561
Total	**5 860 077**	**5 602 056**

(amounts in tables in '000 PLN unless otherwise indicated)

25. Costs by type

	For the period from 1 January 2007 to 30 June 2007	For the period from 1 January 2006 to 30 June 2006
Depreciation of property, plant and equipment and amortisation of intangible assets (notes 5, 6)	203 947	185 826
Employee benefit costs (note 26)	1 089 116	1 079 116
Materials and energy consumption	1 374 005	1 888 459
External services	406 589	434 052
Taxes and charges	132 800	126 902
Advertising costs and representation expenses	19 151	11 128
Property and personal insurance	6 919	8 951
Research and development costs not capitalised in intangible assets	628	(428)
Other costs, of which:	**8 860**	**28 004**
Write-down of inventories (note 12)	456	302
Provision for impairment of receivables (note 11)	40	2
Reversal of write-down of inventories (note 12)	(388)	(220)
Reversal of provision for impairment of receivables (note 11)	(2 374)	(1 374)
Other operating costs	11 126	29 294
Total costs by type	**3 242 015**	**3 762 010**
Cost of goods for resale and materials sold (+)	34 527	106 153
Change in inventories of finished goods and work in progress (+/-)	266 928	(353 753)
Cost of manufacturing products for internal use (-)	(22 374)	(27 598)
Total cost of sales, selling and administrative costs	**3 521 096**	**3 486 812**

26. Employee benefit costs

	For the period from 1 January 2007 to 30 June 2007	For the period from 1 January 2006 to 30 June 2006
Remuneration	793 200	751 626
Costs of social security and other benefits	287 215	310 233
Costs of future benefits (provisions) due to retirement benefits, jubilee awards and similar employee benefits	8 701	17 257
Employee benefit costs	**1 089 116**	**1 079 116**

(amounts in tables in '000 PLN unless otherwise indicated)

27. Other operating income

	For the period	
	from 1 January 2007 to 30 June 2007	from 1 January 2006 to 30 June 2006
Income and gains from investments:	275 215	512 463
- income from interest on cash and cash equivalents and on monetary assets (up to 3 months)	47 450	32 635
- income from interest on receivables (including for default on payments)	7 803	5 447
- income from interest on securities, bonds, debt securities and bank deposits over 3 months	592	4 134
- income from interest on loans granted	30	282
- income from dividends	205 167	469 719
- gains from realisation of available-for-sale financial assets	14 013	246
- gains from realisation of held-to-maturity investments	160	-
Gains from the measurement of derivative instruments	-	19 915
- including ineffective portion of gains from the measurement of hedging instruments used to hedge future cash flows	-	4 766
Exchange gains	-	27 070
Other interest	127	471
Reversal of an impairment loss:	275	34 234
- of shares in a subsidiary	-	32 000
- of other receivables	275	2 234
Gains from disposal of intangible assets	2	-
Government grants and other donations received	1 113	344
Provisions released	1 635	8 032
Write-off of overdue and amortised liabilities	31	25
Disclosed surplus of tangible current assets and cash and cash equivalents	29	-
Penalties and compensation received	1 074	796
Capitalised expenditures from prior years on a Terrain Information System (Polish abbrev. SIOT)	2 702	-
Overpayment of property tax	1 666	62
Other operating income/gains	786	1 028
Total other operating income	**284 655**	**604 440**

(amounts in tables in '000 PLN unless otherwise indicated)

28. Other operating costs

	For the period	
	from 1 January 2007 to 30 June 2007	from 1 January 2006 to 30 June 2006
Losses from the realisation of derivative instruments	4 675	3 997
- including the ineffective portion of losses from the realisation of hedging instruments used to hedge cash flows	4 183	4 541
Losses from the measurement of derivative instruments	248 839	-
- including the ineffective portion of losses from the measurement of hedging instruments used to hedge cash flows	118 760	-
Exchange losses	47 922	-
Impairment losses on:	11 375	635
- receivables due to property tax	11 312	-
- other receivables	63	635
Interest from overdue liabilities to suppliers and other financial liabilities (including budget liabilities)	4 566	2 601
Losses from disposal of property, plant and equipment	3 118	2 236
Donations granted	6 092	5 405
Provisions recognised for liabilities for:	15 539	28 477
- decommissioning of mines	15 356	1 300
- property tax	-	26 021
- other	183	1 156
Penalties and compensation paid	1 455	645
Forgiven interest on receivables	5 304	-
Effects of decision after a tax audit	2 392	-
Other operating costs/losses	5 083	5 282
Total other operating costs	**356 360**	**49 278**

(amounts in tables in '000 PLN unless otherwise indicated)

29. Net financial costs

	For the period from 1 January 2007 to 30 June 2007	For the period from 1 January 2006 to 30 June 2006
Interest expenses		
- on loans	366	1 098
- due to finance leases	77	693
Net exchange losses/(gains) on borrowings	(364)	174
Changes in provisions arising from the approach of the time to execute liabilities (unwinding of the discount effect)	12 105	8 217
- due to decommissioning of mines	11 539	8 217
- other	566	-
Other net financial costs	-	678
Total net financial costs	**12 184**	**10 860**

30. Income tax

Income tax	For the period from 1 January 2007 to 30 June 2007	For the period from 1 January 2006 to 30 June 2006
Current income tax	401 025	425 590
Deferred income tax (note 19)	2 748	3 679
Adjustments to current income tax from prior periods	7 074	(59)
Total	**410 847**	**429 210**

	For the period from 1 January 2007 to 30 June 2007	For the period from 1 January 2006 to 30 June 2006
Profit before tax	2 255 092	2 659 546
Tax calculated at tax rates in force	428 468	505 314
Not taxable income	(149 214)	(176 267)
Expenses not deductible for tax purposes	124 519	100 222
Adjustments to current income tax from prior periods	7 074	(59)
Income tax expense	**410 847**	**429 210**

The weighted average income tax rate applied was 19% (half-year 2006: 19%)

31. Earnings per share

Basic earnings/diluted earnings	For the period from 1 January 2007 to 30 June 2007	For the period from 1 January 2006 to 30 June 2006
Profit (loss) for the period	1 844 245	2 230 336
Weighted average number of ordinary shares ('000)	200 000	200 000
Basic/diluted earnings per share (PLN/share)	9.22	11.15

There are no dilutive potential ordinary shares.

32. Dividend paid and proposed for payment

The dividend for 2005, in the amount of PLN 10.00 per share (altogether PLN 2 000 000 thousand), was approved for payment by resolution no. 6/2006 of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 14 June 2006.
The General Shareholders Meeting set the rights to dividend date (record date) as 7 July 2006 and the dividend payment date as 2 August 2006. The dividend was paid on time.

The dividend for 2006 was approved for payment by resolution no. 39/2007 of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 30 May 2007. The Extraordinary General Meeting of Shareholders of KGHM Polska Miedź S.A. dated 9 July 2007, by resolution no. 3/2007, carried out an accounting correction of the amount of approved dividends. The dividend for 2006 amounts to PLN 16.97 per share (altogether PLN 3 394 000 thousand).

The General Shareholders Meeting set the rights to dividend date (record date) as 25 June 2007 and the dividend payment dates as 10 July 2007 in the amount of PLN 1 698 000 thousand, and 10 September 2007 in the amount of PLN 1 696 000 thousand.

On 7 August 2007 the Company was informed of a suit filed at the Regional Court in Legnica, Section VI (Economic) by the shareholder Ryszard Zbrzyzny, submitted to the Court on 25 July 2007, requesting the Court either to invalidate or to annul resolution no. 3/2007 of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 9 July 2007 respecting the correction of a resolution no. 39/2007 of the Ordinary General Shareholders Meeting dated 30 May 2007 on the appropriation of profit for financial year 2006 and setting of the right to dividend date and dividend payment dates, along with a request to safeguard the suit by issuing a court injunction prohibiting the Company from executing the second tranche of the dividend payout in the amount of PLN 1 696 000 thousand.

In consequence of the above suit, the Regional Court in Legnica, Section VI (Economic), by a ruling dated 1 August 2007, agreed to safeguard the suit by prohibiting the defendant from paying the second tranche of the dividend in the amount of PLN 1 696 000 thousand. The Regional Court in Legnica has set 18 September 2007 as the date for hearing this matter. The Company has submitted an appeal of the ruling issued by the Regional Court in Legnica.

On 6 September 2007 the Court of Appeals in Wrocław dismissed the appeal of the Company respecting a decision issued by the Regional Court in Legnica dated 1 August 2007 regarding prohibition of the payout of the second tranche of the dividend in the amount of PLN 1 696 000 thousand which was to be paid on 10 September 2007. The decision of the Court of Appeals in Wrocław is final and binding.

(amounts in tables in '000 PLN unless otherwise indicated)

33. Cash generated from operating activities

	For the period	
	from 1 January 2007 to 30 June 2007	from 1 January 2006 to 30 June 2006
Profit for the period	**1 844 245**	**2 230 336**
Adjustments:		
Income tax from the income statement	410 847	429 210
Depreciation/amortisation	203 947	185 826
Losses on sales of property, plant and equipment and intangible assets	3 116	2 236
Gains on sales of financial assets	(14 173)	(246)
Reversals of impairment losses of shares in a subsidiary		(32 000)
Interest and share in profits (dividends)	(205 335)	(472 292)
Exchange (gains)/losses	16 817	(51 641)
Change in provisions	19 097	34 419
Change in derivative instruments	(182 022)	(111 638)
Capitalised expenditures from prior years on a Terrain Information System	(2 703)	-
Other adjustments	251	131
Changes in working capital:		
Inventories	17 792	(376 132)
Trade and other receivables	54 441	(633 328)
Trade and other payables	105 777	211 843
Cash generated from operating activities	**2 272 097**	**1 416 724**

Proceeds generated from sales of property, plant and equipment and intangible assets

	For the period	
	from 1 January 2007 to 30 June 2007	from 1 January 2006 to 30 June 2006
Net carrying amount of sold property, plant and equipment and intangible assets and costs related to disposal	4 937	3 331
Losses on sales of property, plant and equipment and intangible assets	(3 116)	(2 236)
Change in receivables due to sales	6	(26)
Capitalised gains from the disposal of property, plant and equipment and intangible assets	(15)	-
Proceeds from sales of property, plant and equipment and intangible assets	**1 830**	**1 121**

(amounts in tables in '000 PLN unless otherwise indicated)

34. Related party transactions

State Treasury Companies (Companies list at 31 December 2006) meet the definition of related entities. Turnover and balances with these entities have been reflected in the information presented in this note.

	For the period from 1 January 2007 to 30 June 2007		
Sales to related entities	**Sales of products**	**Sales of goods for resale and materials**	**Other transactions**
- to subsidiaries	866 325	22 223	7 948
- to associates	117	89	7
- to State Treasury Companies	9 686	-	123
Total sales to related entities	**876 128**	**22 312**	**8 077**

Significant sales to State Treasury Companies during the period from 1 January to 30 June 2007

1. Fabryka Przewodów Energetycznych S.A.	5 240
2. Huta Będzin S.A.	4 400
3. EnergiaPro Koncern Energetyczny S.A.	123
4. Wojewódzkie Przedsiębiorstwo Energetyki Cieplnej w Legnicy S.A.	37

	For the period from 1 January 2006 to 30 June 2006		
Sales to related entities	**Sales of products**	**Sales of goods for resale and materials**	**Other transactions**
- to subsidiaries	1 196 263	19 420	12 660
- to associates	115	87	1
- to State Treasury Companies	9 964	-	-
Total sales to related entities	**10 079**	**87**	**12 661**

	For the period from 1 January 2007 to 30 June 2007			
Purchases from related entities	**Purchase of services**	**Purchase of goods for resale and materials**	**Purchase of property, plant and equipment, intangible assets, investment property**	**Other transactions**
- from subsidiaries	871 981	92 829	184	1 415
- from associates	732	3 387		
- from State Treasury Companies	281 460	12 703	177	
Total purchases from related entities	**1 154 173**	**108 919**	**361**	**1 415**

Significant purchases from State Treasury Companies during the period from 1 January to 30 June 2007

1. EnergiaPro Koncern Energetyczny S.A.	250 472
2. Polskie Górnictwo Naftowe i Gazownictwo S.A.	37 668
3. PGNiG-przesył Sp. z o. o.	3 620
4. Zakłady Koksownicze WAŁBRZYCH S.A.	1 284

	For the period from 1 January 2006 to 30 June 2006			
Purchases from related entities	**Purchase of services**	**Purchase of goods for resale and materials**	**Purchase of property, plant and equipment, intangible assets, investment property**	**Other transactions**
- from subsidiaries	867 418	397 542	28	1 546
- from associates	644	3 298	-	-
- from State Treasury Companies	227 836	26 447	134	-
Total purchases from related entities	**1 095 898**	**427 287**	**162**	**1 546**

(amounts in tables in '000 PLN unless otherwise indicated)

Remuneration of the Supervisory Board	For the period from 1 January 2007 to 30 June 2007	from 1 January 2006 to 30 June 2006
Remuneration due to service in the Supervisory Board, wages and other current employee benefits	529	496
Total	**529**	**496**

Remuneration of the Management Board	For the period from 1 January 2007 to 30 June 2007	from 1 January 2006 to 30 June 2006
Wages and other current employee benefits	2 194	2 801
Benefits due to termination of the employment relationship	442	235
Post-employment benefits	16	-
Total	**2 652**	**3 036**

Trade receivables from related entities	At 30 June 2007	31 December 2006
- from subsidiaries	113 356	192 187
- from associates	57	52
- from State Treasury Companies	819	892
Total receivables from related entities	**114 232**	**193 131**

Significant receivables due to sales transactions with State Treasury Companies at 30 June 2007:

1.	Huta Będzin S.A.	657
2.	Polskie Górnictwo Naftowe i Gazownictwo S.A.	110
3.	EnergiaPro Koncern Energetyczny S.A.	33
4.	Wojewódzkie Przedsiębiorstwo Energetyki Cieplnej w Legnicy S.A.	13

Provision for impairment of trade receivables from related entities

	For the period from 1 January 2007 to 30 June 2007	from 1 January 2006 to 31 December 2006
Provision for impairment at the beginning of the period	**35 014**	**43 467**
Provision for impairment recognised in profit or loss	51	517
Reversal of provision for impairment recognised in profit or loss	(2 480)	(6 449)
Provision for impairment due to exchange differences	(938)	(2 521)
Provision for impairment at the end of the period	**31 647**	**35 014**

(amounts in tables in '000 PLN unless otherwise indicated)

	At	
Trade payables towards related entities	30 June 2007	31 December 2006
- towards subsidiaries	241 115	223 204
- towards associates	963	876
- towards State Treasury Companies	52 962	50 531
Total payables towards related entities	**295 040**	**274 611**

Significant payables due to purchases from State Treasury Companies at 30 June 2007

1. EnergiaPro Koncern Energetyczny S.A.	51 510
2. PGNiG-przesył Sp. z o. o.	560
3. Ponar Remo Sp. z o. o.	259
4. Dezam Sp. z o. o. Zakłady Mechaniczne Urządzeń Górniczych	201

In addition, related entities make settlements with the State Treasury due to different types of taxes and charges.

	At	
	30 June 2007	31 December 2006
Guarantees received	-	-
Guarantees granted to related entities	**2 290**	**3 199**

(amounts in tables in '000 PLN unless otherwise indicated)

35. Off-balance sheet liabilities due to operating leases

Total value of future minimum payments under operating leases	At 30 June 2007	31 December 2006
Up to one year	6 509	5 066
From one to five years	12 804	12 580
Over five years	7 164	8 253
Total:	**26 477**	**25 899**

Lease payments recognised in profit or loss	For the period from 1 January 2007 to 30 June 2007	from 1 January 2006 to 30 June 2006
Value of minimum lease payments	**3 294**	**1 528**

36. Contingent items and other off-balance sheet items

	At 30 June 2007	31 December 2006
Contingent receivables	**160 312**	**157 633**
- contested State Budget issues	160 312	157 633
Contingent liabilities	**690 456**	**736 343**
- guarantees granted	6 310	7 219
- agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A	673 220	718 569
- disputed issues, on-going court proceedings	7 447	6 312
- contingent penalties	2 894	4 243
- other	585	-
Off-balance sheet liabilities	**412 727**	**436 366**
- inventions, implementation of projects	14 653	30 648
- operating leases	26 477	25 899
- payments due to perpetual usufruct of land	371 597	379 819

(amounts in tables in '000 PLN unless otherwise indicated)

Information on execution of an agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A

On March 10, 2006, KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. as the purchasers, and TDC Mobile International A/S as the seller, executed an "Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A." (the "Agreement"). The signing of the Agreement was preceded by signing the "Shareholders Agreement on the Purchase of Shares in Polkomtel S.A. from TDC Mobile International A/S and Taking Joint Actions Aimed at Disposing of All Shares Held in Polkomtel S.A." between KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A., as shareholders in Polkomtel S.A.

As a result of a so-called Change of Ownership in relation to TDC Mobile International A/S, the other shareholders of Polkomtel S.A. (including Vodafone Americas Inc.) have obtained, in accordance with §12.14 of the Statute of Polkomtel S.A., the right to acquire a total of 4 019 780 shares held by TDC Mobile International A/S in Polkomtel S.A., in a proportion equal to the percentage of the shares held by each shareholder in Polkomtel S.A., other than the shares held by TDC Mobile International A/S. The purchase offer was delivered by TDC Mobile International A/S to the remaining shareholders on February 8, 2006. The Agreement has been executed in result of the execution of the acquisition right of KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. with respect to the shares referred to in the offer by TDC Mobile International A/S. There is a dispute between Vodafone Americas Inc. and TDC Mobile International A/S connected with this offer and in connection with such dispute the injunction of February 24, 2006 as described below has been instituted.

Pursuant to the Agreement, KGHM Polska Miedź S.A. may acquire 980 486 shares in Polkomtel S.A., representing approximately 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share (the equivalent of PLN 832.72 pursuant to fixing rates list No 50/A/NBP/2006 of March 10, 2006), and an aggregate purchase price not exceeding EUR 209 863 223.44 (the equivalent of PLN 816 472 870.79). Upon KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. acquiring the shares pursuant to the Agreement, together with already-held shares, the said entities will hold in aggregate more than 75% of the total number of shares of Polkomtel S.A.

The parties agreed to vote at any General Meeting of the Polkomtel S.A. in favour of dividends distributed to the shareholders as allowed under the applicable laws from the retained net profits for years preceding 2005, 100% of the net profit of Polkomtel S.A. generated for years 2005 and 2006 and at least 50% of the net profit generated for any subsequent financial year. The amount of dividend paid out to the seller reduced by the interest on the maximum purchase price may result in the reduction of effective purchase price of shares.

The Agreement has been executed subject to the following condition precedent: the expiry or cancellation with respect to the shares covered by the Agreement of the injunction instituted by the District Court in Warsaw on February 24, 2006 or absence of any other injunction instituted by any other judiciary authority (or any other measure of a similar nature) prohibiting a transfer of shares in Polkomtel S.A. covered by the Agreement by TDC Mobile International A/S.

Pursuant to the Agreement, KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. as the purchasers have the right not to purchase the shares of Polkomtel S.A. if by March 10, 2009 (or such other date as the parties may agree) the abovementioned condition precedent is not fulfilled, or until that date other circumstances exist related to the disputes between Vodafone Americas Inc. and TDC Mobile International A/S that may constitute an obstacle for the purchase from TDC Mobile International A/S of the shares covered by the Agreement, as a result of which the Agreement shall terminate as of that date.

On 10 March 2006, Vodafone Americas Inc. filed a claim with the International Court of Arbitration of the Federal Chamber of Commerce in Vienna against six entities, naming TDC Mobile International A/S as the Principal Respondent, Polkomtel S.A. as the First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as further Auxiliary Respondents. In the statement of its claims, Vodafone Americas Inc. has challenged, among others, the method of setting the price by TDC International A/S in the offer addressed to the other shareholders. As at the date of this report, this dispute has not yet reached a conclusion, and it is not possible to determine when these proceedings will be concluded, nor the outcome of these proceedings.

Contested State Budget issues

Legal regulations related to VAT and corporate income tax have been radically changed as compared to laws established prior to the economic and political transformation in Poland. The brief period of time in which the new tax system has been applied, and the lack of a continuous line of decisions in this regard, has resulted in a lack of harmony in existing laws. The appearance of divergent opinions with respect to the legal interpretation of tax laws, both within State bodies as well as between State and corporate bodies, has caused areas of ambiguity and conflict to arise. The settlement of taxation as well as other areas subject to regulation may be

(amounts in tables in '000 PLN unless otherwise indicated)

subject to audits by tax authorities, which are allowed by tax regulations to impose additional liabilities, interest and penalties.

The existence of these phenomena mean that tax risk in Poland is far greater than that in countries which enjoy a more unified and harmonious system of taxation. Tax bodies, operating within their assigned spheres of competence, are authorised to conduct audits and to examine records relating to business transactions accounted for in financial accounts within a period of 5 years from the end of the fiscal year for which a tax return was made and a financial result was calculated. This means in turn that, given the lack of consistent interpretation, tax bodies may charge KGHM Polska Miedź S.A. with additional taxation as well as interest and penalties.

In the opinion of the Management Board of the Company, there are no existing circumstances which would indicate the possibility of the arising of significant tax liabilities.

Contingent receivables due to contested State Budget issues amounted at the balance sheet date to PLN 160 312 thousand. They are composed of:

- payment from net profit from a State-owned company for the years 1996-1997 of PLN 29 381 thousand – this matter has been sent to the Constitutional Tribunal,
- personal income tax of PLN 2 580 thousand – this matter remains to be heard by the administrative court,
- the property tax on underground mining facilities of PLN 128 351 thousand. A complaint respecting the property tax has been sent to the Constitutional Tribunal. The decision of the Tribunal will represent the final resolution of the matter of taxation of underground mining facilities.

Important tax controls

At 30 June 2007 two tax audits are being conducted. In the months of February and March 2006 employees of the Lower Silesia Tax Office in Wrocław conducted an inspection with respect to settlement with the State Treasury of the tax on goods and services (VAT) for the period 1 December 2005-31 December 2005. On 19 June 2006 KGHM Polska Miedź S.A. received the Ruling of the Head of the Lower Silesia Tax Office in Wrocław, respecting the initiation of tax proceedings in this matter. At 30 June 2007 the Head of the Lower Silesia Tax Office had not yet issued a decision in this matter.

There exists the probability that the Head of the Lower Silesia Tax Office will issue a decision setting the amount of VAT liabilities for December 2006 as a result of an audit conducted in the first half of 2007. At 30 June 2007 the Head of the Lower Silesia Tax Office had not yet issued a decision in this matter.

During the period from December 2006 to the first half of 2007, the employees of the Tax Inspection Office in Wrocław, Section in Legnica conducted an audit in KGHM Polska Miedź S.A. with respect to "Auditing of the accuracy of the declared tax bases and of the correctness of the calculation and payment of taxation representing State budget income, as well as other amounts due to the Budget or State special funds for 2003". On 29 June 2007 the Director of the Tax Inspection Office in Wrocław, Section in Legnica issued a decision setting a liability of the Company in the amount of PLN 13 782 thousand.

Realisation of a contract with PGNiG

The two contracts which were signed on 1 December 2003 between PGNiG S.A. and „Energetyka" sp. z o.o. for the supply of gas to meet the need for generation of electricity and heating energy (with subsequent annexes) remain in force for both parties. Due to the possible realisation of these contracts in their present form, the subsidiary „Energetyka" sp. z o. o. could potentially incur significant costs, which are difficult to estimate at the balance sheet date and whose arising could lead to the need for KGHM Polska Miedź S.A. to provide additional financing of this company.

The subsidiary „Energetyka" sp. z o.o. has developed a new program for modernisation of its power-generating capacity resulting from current estimated energy needs by the divisions of KGHM Polska Miedź S.A. and its production costs.

As a result of implementation of this program, „Energetyka" sp. z o.o. is holding discussions with PGNiG S.A. with the participation of KGHM Polska Miedź S.A., aimed at adapting these contracts to the current energy needs of KGHM Polska Miedź S.A. and ensuring the profitability of this venture.

37. Government grants

The balance of government grants recognised in deferred income at 30 June 2007 amounted to PLN 441 thousand (at 31 December 2006: PLN 497 thousand). These are cash grants for the acquisition of property, plant and equipment, for the performance of development work, which result in capitalised intangible assets and benefits from the cancellation of loans. Most of these funds are provided by the Ministry of Science and Information Technology through the Scientific Research Committee. The forgiven loans are from the Voivodeship Environmental Protection and Water Management Fund (Fundusz Ochrony Środowiska i Gospodarki Wodnej). The Company also makes use of loans bearing preferential interest rates granted by this Fund. Government assistance is also received in the form of the subsidising of employee training, from both Polish governmental agencies as well as from the European Union.

(amounts in tables in '000 PLN unless otherwise indicated)

38. Social assets and Social Fund liabilities

The Social Fund Act dated 4 March 1994, with subsequent amendments, requires the companies whose employees' number (in terms of full-time equivalent) exceeds 20 to establish and run a Social Fund. KGHM Polska Miedź S.A. creates such a Fund. The Funds' purpose is to subsidise the Company's social activity, loans to employees and other social expenditures.

The Company has netted the assets of the Fund with the liabilities towards the Fund, as these are not separate assets of the Company. At 30 June 2007 the net balance (Social Fund receivables) therefore amounts to PLN 2 290 thousand, at 31 December 2006 the net balance (Social Funds liabilities) amounted to PLN 7 879 thousand.

The composition and nature of assets, liabilities and costs related to the Social Fund are presented in the following tables:

	At	
Social assets and Social Fund liabilities	30 June 2007	31 December 2006
Loans granted to employees	82 533	75 098
Other receivables	1 095	11
Cash and cash equivalents	48 915	19 055
Social Fund liabilities	130 253	102 043
Net balance	**2 290**	**(7 879)**

The balance is settled in the following periods after refunding.

Transfers made to the Social Fund during the financial period	69 180	119 676

39. Employment structure

Average employment in the Company was as follows:

	For the period	
	from 1 January 2007 to 30 June 2007	from 1 January 2006 to 31 December 2006
White-collar workers	4 390	4 331
Blue-collar workers	13 479	13 349
Total:	**17 869**	**17 680**

(amounts in tables in '000 PLN unless otherwise indicated)

40. Subsequent events

Registration of KGHM LETIA Legnicki Park Technologiczny spółka akcyjna

On 29 August 2007 the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration issued a decision on entering the following company into the Commercial Register: KGHM LETIA Legnicki Park Technologiczny spółka akcyjna with its registered head office in Legnica. The share capital of this newly-created entity amounts to PLN 20 000 thousand and is divided into 20 000 registered shares, series A, of PLN 1 000 each, and granting the same number of votes. KGHM Polska Miedź S.A. obtained 18 990 shares in this company in the total nominal amount of PLN 18 990 thousand, representing 94.95% of the share capital of this company and granting the same number of votes at the General Shareholders Meeting. KGHM LETIA Legnicki Park Technologiczny spółka akcyjna was established on 2 July 2007.

Change in distribution of profit for 2006

By a resolution dated 9 July 2007 the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. carried out an accounting correction of resolution no. 39/2007 of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. respecting the appropriation of profit for financial year 2006 and setting of the right to dividend date and dividend payment dates, as follows:

1. The profit of KGHM Polska Miedź S.A. for financial year 2006 in the amount of PLN 3 395 130 thousand shall be appropriated in the following manner:
   - PLN 3 394 000 thousand, representing PLN 16.97 per share shall be distributed as a shareholders dividend,
   - PLN 1 130 thousand shall be transferred to supplementary capital.
2. The right to dividend date and dividend payment dates remained unchanged.

Dividend from PTR S.A.

On 20 July 2007 the Ordinary General Shareholders Meeting of PTR S.A. was reconvened, having been called and initially convened on 29 June 2007.
The resolutions passed by the AGM included, among others, the appropriation of profit for 2006.
In accordance with this resolution, an amount of PLN 3 334 thousand, i.e. PLN 0.0317 per share, was allocated from the profit of the company to be paid as a shareholder dividend.
This means that KGHM Polska Miedź S.A. shall receive a dividend in the amount of PLN 396 thousand (12.5 million shares x PLN 0.0317) within two months from the date of the resolution, i.e. by 20 September 2007.

Registration of a change in share capital of Avista Media Sp. z o.o. (formerly Tele Video Media Sp. z o.o.)

On 13 July 2007 a change in share capital was registered at the Regional Court for Wrocław-Fabryczna in Wrocław, Section VI (Economic) of the National Court of Registration for Avista Media Sp. z o.o. (an indirect subsidiary of KGHM Polska Miedź S.A.) with its registered head office in Wrocław (formerly Tele Video Media Sp. z o.o. with its registered head office in Bielany Wrocławskie – the change in the name and registered head office were registered by the same ruling of the court).
The share capital of Avista Media Sp. z o.o. was increased by PLN 4 000 thousand through the creation of 8 000 shares having a face value of PLN 500 each. All of the new shares were acquired by Telefonia DIALOG S.A. (a subsidiary of KGHM Polska Miedź S.A.) at their face value, i.e. PLN 500 per share.
The new shares were paid for in cash on 28 June 2007. The carrying amount of the shares acquired is PLN 4 000 thousand. The shares acquired represent 40.00 % of the share capital of Avista Media Sp. z o.o. and grant the right to the same number of votes.
Currently the share capital of Avista Media Sp. z o.o. amounts to PLN 10 000 thousand and is divided into 20 000 shares of PLN 500 each. The total number of votes arising from all issued shares after registration of this change in share capital is 20 000. After registration of this change in the share capital of Avista Media Sp. z o.o., 100% of the share capital of this company is owned by Telefonia DIALOG S.A.

Increase in capital of „Zagłębie" Lubin SSA

On 30 July 2007 KGHM Polska Miedź S.A. and „Zagłębie" Lubin SSA (a subsidiary of KGHM Polska Miedź S.A.) signed an Agreement for the Acquisition of Shares of the company „Zagłębie" Lubin SSA. KGHM Polska Miedź S.A. acquired 100 thousand registered ordinary shares of the new issue, series „AE", having an issue price equal to the nominal value of PLN 1 000 per share.
The total increase in capital amounts to PLN 100 000 thousand. The carrying amount of the assets acquired is equal to their nominal value.

The shares will be paid for in cash in the following tranches:
1st tranche: PLN 25 000 thousand – by 30 September 2007,
2nd tranche: PLN 50 000 thousand – by 31 March 2008,
3rd tranche: PLN 25 000 thousand – by 30 June 2008.

(amounts in tables in '000 PLN unless otherwise indicated)

The shares acquired by KGHM Polska Miedź S.A. represent 87.96% of the increased share capital of the company „Zagłębie" Lubin SSA.
After this increase, the share capital of „Zagłębie" Lubin SSA amounts to PLN 113 689 thousand and is divided into 113 689 ordinary shares, having nominal value of PLN 1 000 each. KGHM Polska Miedź S.A. owns 100% of shares, which is equal to the number of votes. This change in the share capital of „Zagłębie" Lubin SSA has not yet been registered.

The funds obtained from this increase in share capital are to be used for the construction of a stadium.

Filing of a suit alleging the invalidity of a resolution of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A.

On 7 August 2007 the Company was informed of a suit filed at the Regional Court in Legnica, Section VI (Economic) by the shareholder Ryszard Zbrzyzny, submitted to the Court on 25 July 2007, requesting the Court either to invalidate or to annul resolution no. 3/2007 of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 9 July 2007 respecting the correction of a resolution no. 39/2007 of the Ordinary General Shareholders Meeting dated 30 May 2007 on the appropriation of profit for financial year 2006 and setting of the right to dividend date and dividend payment dates, along with a request to safeguard the suit by issuing a court injunction prohibiting the Company from executing the second tranche of the dividend payout in the amount of PLN 1 696 000 thousand.

In consequence of the above suit, the Regional Court in Legnica, Section VI (Economic), by a ruling dated 1 August 2007, agreed to safeguard the suit by prohibiting the defendant from paying the second tranche of the dividend in the amount of PLN 1 696 000 thousand. The Regional Court in Legnica has set 18 September 2007 as the date for hearing this matter.
The Company has submitted an appeal of the ruling issued by the Court.
On 6 September 2007 the Court of Appeals in Wrocław dismissed the appeal of the Company respecting a decision issued by the Regional Court in Legnica dated 1 August 2007 regarding prohibition of the payout of the second tranche of the dividend in the amount of PLN 1 696 000 thousand which was to be paid on 10 September 2007. The decision of the Court of Appeals in Wrocław is final and binding.

The adjusted budget for 2007

On 21 August 2007 the Management Board accepted the adjusted Budget for 2007. At the meeting on 30 August 2007 the Supervisory Board of the Company approved the adjusted Budget for 2007 submitted by the Management Board (*see point III.9 of the Report on the activities of the Company - "Realisation of financial forecasts"*).

41. Description of principles for the transition to IFRS

1. IFRS 1 - *First-time adoption of IFRS*

The financial statements of KGHM Polska Miedź S.A. for the year ended 31 December 2007 will be the first annual financial statements to comply with International Financial Reporting Standards ("IFRS") as adopted by the European Union. These interim financial statements were prepared under IFRS 1 *First-time adoption of IFRS.*

The transition date for KGHM Polska Miedź S.A. is 1 January 2006, and the opening balances were prepared for this date. The reporting date of these interim financial statements is 30 June 2007, whilst the IFRS adoption date is 1 January 2007.

In preparing these financial statements in accordance with IFRS 1, mandatory exemptions and some optional exemptions from full retrospective application of IFRS have been applied.

2. Exemptions from full application of IFRS chosen by KGHM Polska Miedź S.A.

At the transition date, KGHM Polska Miedź S.A. has chosen to apply the following optional exemptions from full retrospective application of IFRS:

a) fair value or revaluation as deemed cost
KGHM Polska Miedź S.A. has applied this exemption to certain items of property, plant and equipment.
b) employee benefits
This exemption is not applicable to the Company.
c) cumulative translation differences
This exemption is not applicable to the Company.
d) compound financial instruments
KGHM Polska Miedź S.A. has not issued any compound instruments, therefore this exemption is not applicable.
e) assets and liabilities of subsidiaries, associates and joint ventures
KGHM Polska Miedź S.A. is a parent entity, therefore this exemption is not applicable.
f) reclassification of financial instruments
This exemption was selected, and financial assets which under the previous accounting principles were classified as held-to-maturity investments were reclassified to financial assets available for sale.
g) share-based payment transactions
As there are no share-based payment transactions in KGHM Polska Miedź S.A., this exemption is not applicable.
h) insurance contracts
KGHM Polska Miedź S.A. does not issue (enter into) insurance-related contracts. This exclusion is therefore not applicable.
i) decommissioning liabilities included in the cost of property, plant and equipment
KGHM Polska Miedź S.A. recognises dismantling and land restoration costs in the initial cost of property, plant and equipment, and simultaneously recognises a provision for such costs. This principle conforms to IFRS, and therefore it was not necessary to enter adjustments to the financial statements.
j) leases
This exemption does not apply to the Company. KGHM Polska Miedź S.A. has not identified any contracts which would meet the criteria for lease and were not accounted for in the financial statements as lease contracts.
k) fair value measurement of financial assets and financial liabilities
This exemption does not apply to the Company.

3. Mandatory exemptions from full retrospective application of IFRS

KGHM Polska Miedź S.A. has applied the following mandatory exemptions from retrospective application of IFRS:

a) derecognition of financial assets and liabilities
Financial assets and liabilities derecognised before 1 January 2006 are not re-recognised under IFRS.
b) hedge accounting
In accordance with the above exemption, an entity should not recognise in its opening balances prepared in accordance with IFRS hedging relationships which do not meet the hedge accounting

(amounts in tables in '000 PLN unless otherwise indicated)

requirements of IAS 39. This exemption is not, however, applicable as all hedging relationships designated prior to this date are in accordance with IAS 39.

c) accounting estimates
Estimates made in accordance with IFRS at 1 January 2006 should be consistent with estimates made for the same date under previous GAAP, unless there is evidence that those estimates were in error. As KGHM Polska Miedź S.A. did not acknowledge any errors in previously-made estimates, it therefore did not make any retrospective adjustments to these estimates.

4. Identification and description of differences between the financial statements prepared under Polish Accounting Standards and the financial statements prepared according to IFRS

At 1 January 2004 the KGHM Polska Miedź S.A. Group applied International Financial Reporting Standards for the first time, and prepared its first consolidated financial statements in conformance with IFRS for the period from 1 January 2005 to 31 March 2005, published in the QS I 2005 quarterly report. The KGHM Polska Miedź S.A. Group published a full description of its accounting principles in the RS 2006 consolidated annual report on 20 April 2007.

In the transition of the Company at 1 January 2006 from Polish Accounting Standards to IFRS, the same principles, and the same respective restated figures, were applied for the Company based on which the consolidated financial statements were prepared at 1 January 2004 in conformance with IFRS 1 para. 25.

The differences between the financial statements prepared under International Financial Reporting Standards and those prepared under Polish Accounting Standards, as well as their impact on the balance sheet and on the financial results, result from the issues presented below.

	Equity at 01.01.2006	Profit or loss for the 6-month period ended 30.06.2006	Changes taken directly to equity for the 6-month period ended 30.06.2006	Equity at 30.06.2006	Profit or loss for the 12-month period ended 31.12.2006	Changes taken directly to equity for the 12-month period ended 31.12.2006	Equity at 31.12.2006
Equity and net profit or loss according to Polish Accounting Standards	**6 214 077**	**1 996 201**	**(3 057 425)**	**5 152 853**	**3 395 130**	**(1 678 348)**	**7 930 859**
Revaluation of property, plant and equipment to reflect hyperinflation	352 787			352 787			352 787
Adjustment to the cost of fully-depreciated property, plant and equipment	40 945			40 945			40 945
Adjustment the cost of property, plant and equipment due to elimination of capitalised translation differences and interest	(1 118)			(1 118)			(1 118)
Adjustment the cost of property, plant and equipment due to capitalised costs of certified inspections	219			219			219
Adjustment to net carrying amount of property, plant and equipment due to depreciation which arose after restatement in accordance with IFRS 1	(31 672)	(16 284)		(47 956)	(37 616)	(471)	(69 759)*
Adjustment to the cost of property, plant and equipment due to separation of components	25 232	8 268		33 500	9 848		35 080
Adjustment to measurements of inventories due to changes in manufacturing costs	516	(372)		144	124		640
Adjustment to the carrying amount of share in AIG investment fund due to transition to IAS 32 and IAS 39 at 01.01.2005, gross	13 675	238	(37)	13 876	(13)	(7 405)	6 257
Adjustment to the carrying amount of shares in subordinated entities due to re-measurement to cost less impairment losses	(342 116)	353 400		11 284	237 517		(104 599)
Transfer of appropriation of prior year profit to Social Fund		(50 000)	50 000		(50 000)	50 000	
Deferred tax on adjustments	(176 155)	(61 115)	7	(237 263)	151 065	1 406	(23 684)
Equity and profit or loss according to IFRS	**6 096 390**	**2 230 336**	**(3 007 455)**	**5 319 271**	**3 706 055**	**(1 634 818)**	**8 167 627**

* This item includes adjustments to depreciation caused by changes in the cost of property, plant and equipment at the date of transition to IFRS

(amounts in tables in '000 PLN unless otherwise indicated)

Accounting for the effects of hyperinflation in prior years

In accordance with International Accounting Standard 29 *"Financial Reporting in Hyperinflationary Economies"*, the cost of property, plant and equipment purchased during a hyperinflationary period in prior years was adjusted to that of the equivalent purchasing power on the balance sheet date. The carrying amount of these assets and of other non-monetary assets adjusted in this way became a cost in subsequent financial statements, being the basis for depreciation. This affected property, plant and equipment acquired prior to the second half of financial year 1996.

The difference due to the effects of hyperinflation also affects share capital. The effects of revaluation were recognised against retained earnings and have no impact on the value of equity.

Interest included in the carrying amount of property, plant and equipment

In accordance with the Accounting Act, the Company capitalised borrowing costs incurred in order to finance the purchase or construction of property, plant and equipment (decreased by the related income) during the period until the said assets were brought into use. In accordance with IAS 23, *"Borrowing costs"*, such costs are recognised in the profit or loss for the period in which they were incurred.

Separate depreciation of significant parts of property, plant and equipment

IAS 16, *"Property, plant and equipment"*, requires the separate depreciation of significant parts of an item of property, plant and equipment (components) with different useful lives, whereas the Accounting Act has no such requirement. As a result, the Company has separated such components and has applied separate depreciation rates reflecting their useful lives.

Capitalisation of costs of major inspections

According to IAS 16, *"Property, plant and equipment"*, if a condition of continuing to operate an item of property, plant and equipment is performing regular major inspections for faults, the costs of such an inspection are recognised in the carrying amount of the asset, while any remaining carrying amount of the cost of the previous inspection is derecognised. The Accounting Act has no such requirement. At the moment of transition to IFRS the Company made an adjustment to the cost of property, plant and equipment, to capitalise the costs of such inspections.

Adjustment to the cost of finished goods held in inventories

Adjustments affecting the cost of property, plant and equipment, and consequently the amount of depreciation in production-related divisions of KGHM Polska Miedź S.A., lead to the need for appropriate adjustments to the cost of finished goods held in inventories.

Financial instruments

Based on IAS 32 and IAS 39, the Company changed the manner in which it recognises and measures its share in the investment fund AIG. These assets were reclassified from financial assets held to maturity to available-for-sale financial assets, while simultaneously changing the principles of measurement of these assets to fair value through equity. This reclassification caused an increase in the carrying amount of the share in the capital of investment fund AIG at 31 December 2006, from PLN 7 934 thousand to PLN 14 191 thousand.

Valuation of subsidiaries and associates

In accordance with the Accounting Act, KGHM Polska Miedź S.A. accounted for its shares in subsidiaries and associates using the equity method. According to IFRS, in the separate financial statements shares in subsidiaries were accounted for at cost less impairment losses, in accordance with IAS 36, *"Impairment of assets"*.

Deferred income tax

The amount of deferred income tax was appropriately determined on the differences described in the above paragraphs, in accordance with IAS 12, *"Income taxes."*

Hyperinflationary revaluation of share capital

Hyperinflationary revaluation of share capital – in accordance with IAS 29, *"Financial reporting in hyperinflationary economies"*, items of equity (with the exception of retained earnings and any surplus from revaluation of assets) were restated, beginning from the date on which such items were contributed or arose otherwise, by applying a general price index for the period in which the Polish economy was a hyperinflationary economy, i.e. for the period to the end of 1996. Application of the requirements of IAS 29 caused an increase in share capital by PLN 5 413 573 thousand and a simultaneous decrease in retained earnings by the same amount. Consequently, this revaluation does not affect the amount of equity at 1 January 2006.

(amounts in tables in '000 PLN unless otherwise indicated)

The effect of revaluation is presented in the following table.

Equity item	Equity at 01.01.2006	Effect of revaluation of equity items to hyperinflationary conditions due to transition to IFRS	Equity after reflecting the effects of hyperinflationary revaluation at 01.01.2006
Share capital	2 000 000	5 413 573	7 413 573
Other reserves	(796 709)	-	(796 709)
Retained earnings	4 893 099	(5 413 573)	(520 474)
Total equity	**6 096 390**	**-**	**6 096 390**

Impairment losses

At the date of transition to IFRS the Company reversed the effects of the measurement of shares in subordinated entities performed in the period to 31 December 2005, i.e. prior to transition to IFRS. At the moment of transition, these shares were measured at cost, and, based on the results of tests for impairment carried out, their cost was decreased by impairment losses. The effects of this change in measurement caused a decrease in equity at 31 December 2006 of PLN 104 599 thousand.

Presentation of assets and liabilities related to the Social Fund

The assets belonging to this Fund are not controlled by the entity, and therefore do not meet the definition of assets as described in the *IFRS Framework*. In addition, IAS 19, *Employee Benefits*, calls for the presentation of liabilities and assets related to employee benefits in a net amount. Compensation of the assets and liabilities of the Social Fund (together with the value of the Fund) led to a decrease in total assets by PLN 94 164 thousand at 31 December 2006.

Presentation of the monetary assets of the Mine Closure Fund

The Act on geology and mining dated 1 March 1996 (Journal of Laws no. 27 item 96, with subsequent amendments) calls for the creation of this Fund, and requires the entity to transfer cash to a separate Fund bank account for use based on plans for the decommissioning costs of mines and other facilities in future periods (within more than 12 months from the balance sheet date). Therefore, based on IAS 1 para. 57d), which states that a given asset shall be classified as current when "... it is cash or a cash equivalent (as defined in IAS 7 *Cash Flow Statements*), unless it is restricted from being exchanged or used to settle a liability for at least twelve months after the balance sheet date", the monetary assets of the Mine Closure Fund at 31 December 2006 were classified as non-current and presented in the item Other financial assets in the amount PLN 32 169 thousand.

Presentation of deferred tax assets and deferred tax liabilities

In accordance with IAS 12, the Company changed its principles of presenting deferred tax assets and deferred tax liabilities. Deferred tax assets and deferred tax liabilities in respect of income tax levied by the same taxation authority were offset. This change caused a decrease in total assets at 31 December 2006 by PLN 313 302 thousand.

Reconciliation of cash flow

The transition from Polish Accounting Standards to International Financial Reporting Standards had no effect on net cash flow.

SIGNATURES

Signatures of all Members of the Management Board			
DATE	**FIRST, LAST NAME**	**POSITION**	**SIGNATURE**
7 September 2007	*Krzysztof Skóra*	President of the Management Board	
7 September 2007	*Maksymilian Bylicki*	I Vice President of the Management Board	
7 September 2007	*Marek Fusiński*	Vice President of the Management Board	
7 September 2007	*Stanisław Kot*	Vice President of the Management Board	
7 September 2007	*Ireneusz Reszczyński*	Vice President of the Management Board	

Signature of person responsible for company accounting			
DATE	**FIRST, LAST NAME**	**POSITION**	**SIGNATURE**
7 September 2007	*Ludmiła Mordylak*	Executive Director of Accounting Services Center Chief Accountant of KGHM	

KGHM POLSKA MIEDŹ S.A.

REPORT ON THE ACTIVITIES OF THE COMPANY IN THE FIRST HALF OF 2007

Lubin, September 2007

CONTENTS

In this report, the financial data for the first half of 2006 and for the full year 2006 were restated for comparability in accordance with IFRS. A description of the principles for transition to IFRS can be found in Note 41 of the financial statements. In addition, Note 2 includes a description of the major accounting principles applied.

I. COMPANY PROFILE

1. Organisational structure

Company activities

The activities of the Company are primarily comprised of the following:

- metals ore mining,
- the production of non-ferrous and precious metals, and of salt,
- the casting of light and non-ferrous metals,
- waste management,
- wholesale sales based on direct or contractual payments,
- the warehousing and storage of goods,
- holding management activities,
- geological and exploratory activities, research and technical analyses,
- the generation and distribution of electricity and of steam and hot water, production of gas, and distribution of gaseous fuels through a supply network,
- professional emergency rescue services,
- scheduled and non-scheduled air transport, and
- telecommunications and IT services.

Organisational structure of the Company

In the first half of 2007, the multi-divisional organisational structure of KGHM Polska Miedź S.A. comprised a Head Office and 10 Divisions.

The organisational structure of KGHM Polska Miedź S.A. at 30 June 2007 is presented in the diagram below:

Diagram 1. Organisational structure of the Company at 30 June 2007


KGHM Polska Miedź S.A.
LUBIN MINE
POLKOWICE - SIEROSZOWICE MINE
RUDNA MINE
ORE ENRICHMENT PLANTS
TAILINGS PLANT
GŁOGÓW SMELTER
LEGNICA SMELTER
CEDYNIA WIRE ROD PLANT
HEAD OFFICE
MINE-SMELTE EMERGENCY RESCUE UNIT
DATA CENTER

Composition of the Supervisory Board

During the period from 1 January 2007 to 11 April 2007, the 6th-term Supervisory Board of KGHM Polska Miedź S.A. was composed of the following persons:

- Adam Łaganowski — Chairman,
- Stanisław Andrzej Potycz — Deputy Chairman,
- Jan Sulmicki,
- Marcin Ślęzak,
- Jerzy Żyżyński,

as well as the following employee-elected members:

- Józef Czyczerski — Secretary,
- Leszek Hajdacki,
- Ryszard Kurek.

On 11 April 2007, the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. recalled Jan Sulmicki from the Supervisory Board and appointed Adam Glapiński and Anna Mańk to the Supervisory Board.

Following these changes, the Supervisory Board was composed of the following persons:

– Adam Łaganowski	Chairman,
– Stanisław Andrzej Potycz	Deputy Chairman,
– Adam Glapiński	
– Anna Mańk	
– Marcin Ślęzak	
– Jerzy Żyżyński	

as well as the following employee-elected members:

– Józef Czyczerski	Secretary,
– Leszek Hajdacki	
– Ryszard Kurek.	

On 24 April 2007 Adam Łaganowski submitted his resignation from the position of Chairman. The Supervisory Board appointed Adam Glapiński to hold the function of Chairman.

On 10 July 2007 Adam Glapiński submitted his resignation from the position of member of the Supervisory Board.

Composition of the Management Board

During the period from 1 January 2007 to 13 March 2007, the composition of the Management Board, and the respective division of duties, was as follows:

– Krzysztof Skóra	President of the Management Board
– Maksymilian Bylicki	I Vice President of the Management Board for Development
– Marek Fusiński	Vice President of the Management Board for Finance
– Stanisław Kot	Vice President of the Management Board for Smelting, who was also temporarily performing the rights and duties attributable to the Vice President of the Management Board for Mining
– Ireneusz Reszczyński	Vice President of the Management Board for Trade

On 13 March 2007, the Management Board of KGHM Polska Miedź S.A. passed a resolution concerning a change in the organisational structure of the Head Office. As a result, the division of duties amongst the Members of the Management Board is as follows:

– Krzysztof Skóra	President of the Management Board
– Maksymilian Bylicki	I Vice President of the Management Board for Development
– Marek Fusiński	Vice President of the Management Board for Finance
– Stanisław Kot	Vice President of the Management Board for Production
– Ireneusz Reszczyński	Vice President of the Management Board for Trade

Ownership structure

As at 30 June 2007, based on information held by the Company, the State Treasury was the only shareholder which held shares representing 5% or more of the share capital and the same number of votes at the General Shareholders' Meeting of the Company. It held 83 589 900 shares, representing 41.79% of the share capital.

In the first half of 2007, the State Treasury reduced its shareholding in the Company due to the transfer of ownership of 5 000 000 shares to Kompania Węglowa S.A. on 15 May 2007. This block of shares represents 2.5% of the share capital and of the total number of votes.

2. Production results

In the first half of 2007, there was a 4% decrease in ore extraction (dry weight) compared to the comparable prior year period. The main reason for the decrease in production was the discontinuance of work on Sundays due to the intervention of the National Labour Inspectorate and the decrease of the content of copper and silver in ore.

The impact of the decrease in mined copper production at the level of smelter production was partially limited by the use of inventories.

Other significant changes in the level of smelter production in the first half of 2007 versus the first half of 2006 were as follows:

- an increase in the production of wire rod and round billets due to an increase in market demand,
- lower production of gold due to the significantly lower content of this metal in processed imported concentrates and in blister,
- a decrease in metallic silver production due to the processing of a lower amount of internal concentrates, and
- lower production of sulphuric acid due to the processing of a lower amount of concentrates.

Production results are presented in detail in the table below:

Table 1. Production results in mining

	Unit	2006	I-VI 2006	I-VI 2007	Change *
Copper ore ** (dry weight)	'000 t	31 279	15 724	15 147	96.3
Amount of copper in ore	t	559 483	282 811	259 040	91.6
Copper content in ore	%	1.79	1.80	1.71	95.0
Silver content in ore	g/t	47.6	47.3	45.9	97.0
Copper concentrate (dry weight)	'000 t	1 945	977	941	96.3
Amount of copper in concentrate	t	497 217	251 454	230 887	91.8
Copper content in concentrate	%	25.6	25.7	24.5	95.3
Silver content in concentrate	g/t	650.3	647.9	627.9	96.9

** I-VI 2006 = 100*
*** As defined by the Ruling of the Council of Ministers dated 6 April 2004 regarding the Polish Classification of Goods and Services (known as PKWiU).*

Table 2. Production results in smelting

	Unit	2006	I-VI 2006	I-VI 2007	Change *
Copper products:					
Electrolytic copper	t	556 624	272 218	261 066	95.9
incl. from external copper-bearing materials	t	100 406	39 712	37 216	93.7
Wire rod	t	232 201	115 262	120 559	104.6
OFE copper rod	t	2 140	-	5 403	x
Round billets	t	18 739	9 217	11 940	129.5
Granular copper	t	1 939	901	1 164	129.2
Other production:					
Metallic silver	t	1 242	639	608	95.1
Metallic gold	kg	1 700	717	493	68.8
Crude lead	t	20 970	10 058	10 304	102.4
Refined lead	t	-	-	7 006	x
Sulphuric acid	t	674 656	336 471	312 540	92.9

**I-VI 2006 = 100*

3. Product sales structure

In the first half of 2007, there was a decrease in the volume of products sold: copper, silver and gold. The specific changes in the volume and value of sales are shown in the table below:

Table 3. Sales volume for basic products

	Unit	2006	I-VI 2006	I-VI 2007	Change *
Copper and copper products	t	556 902	286 254	272 721	95.3
- of which export **	t	378 825	198 703	172 618	86.9
Silver	t	1 239	610	582	95.4
- of which export **	t	1 145	560	534	95.4
Gold	kg	1 592	633	418	66.0
- of which export **	kg	1 203	427	-	x

** I-VI 2006 = 100*
*** including sales to European Union countries*

Table 4. Revenues from the sale of products (in '000 PLN)

	2006	I-VI 2006	I-VI 2007	Change *
Total	**11 264 794**	**5 493 374**	**5 824 474**	**106.0**
- of which export **	**7 664 945**	**3 631 758**	**3 533 759**	**97.3**
Copper and copper products	9 612 166	4 754 747	4 945 570	104.0
- of which export **	6 420 149	3 090 140	2 882 476	93.3
Silver	1 270 781	564 618	708 692	125.5
- of which export **	1 166 451	512 659	648 650	126.5
Gold	95 710	38 147	25 759	67.5
- of which export **	72 278	25 811	0	X
Other products and services	286 138	135 861	144 450	106.3
- of which export **	6 068	3 148	2 633	83.6

** I-VI 2006 = 100*
*** including sales to European Union countries*

Revenues from the sale of KGHM Polska Miedź S.A. products amounted to PLN 5 824 474 thousand and were 6% higher than those for the first half of 2006, mainly as a result of high copper and silver prices.

There was a 4% increase in revenues from sales of copper and copper products. Revenues from silver sales versus the comparable period of 2006 were higher by 26% despite a lower sales volume. However, revenues from gold sales decreased by 32% due to a decrease in sales volume.

Revenues from sales in the first half of 2007 reflect the negative result from the settlement of commodity hedging instruments in the amount of PLN (673 515) thousand (in the first half of 2006: PLN (960 093) thousand) as well as profit from the realisation of currency hedging instruments in the amount of PLN 26 898 thousand (in the first half of 2006: PLN 13 826 thousand). Sales revenues were also adjusted for the foreign exchange gains which arose from the hedging of a foreign currency loan and were taken to profit or loss and recognised under revenues from cathode exports in the amount of PLN 26 324 thousand (in the first half of 2006: PLN 14 490 thousand).

Geographical structure of product sales

In the first half of 2007, the volume of domestic sales of copper and copper products represented 37% of total copper sales, with export and European Union sales accounting for 63%. During this period, the largest foreign customers for copper produced by KGHM Polska Miedź S.A. were Germany, the Czech Republic and France.

In the first six months of 2007, silver sales amounted to 582 tonnes. 8% was sold on the domestic market, while 92% of sales volume accounted for export and European Union sales. The largest foreign customers for silver were Great Britain, Belgium and Germany.

Macroeconomic sales conditions

At the beginning of 2007, copper prices continued the falling trend started in the fourth quarter of 2006, reaching the minimum of 5 225 USD/t on 8 February 2007. Over subsequent months, copper prices again began to rise (to a maximum of 8 225 USD/t on 4 May 2007). As a result, copper prices in the first half of 2007 reached the level of 6 769 USD/t and were 12% higher than the level achieved in the comparable prior year period (6 070 USD/t).

Chart 1. Average monthly copper quotations per the LME


'000 USD/t
10.0
7.5
5.0
2.5
0.0
2005
2006
2007

The average silver price in the first half of 2007 amounted to 13.31 USD/troz and was 22% higher than the average in the first half of 2006 (10.95 USD/troz).

Chart 2. Average monthly silver quotations per the LBMA


USD/troz
15.0
12.5
10.0
7.5
5.0
2.5
0.0
2005
2006
2007

During the period January-June 2007, continuing the trend from prior years, the Polish złoty strengthened against the USD. The average USD exchange rate for the first half of 2007 was 2.90 PLN/USD and was 8% lower than in the comparable period of 2006 (3.16 PLN/USD).

Chart 3. Average monthly USD/PLN exchange rate per the NBP


USD/PLN
4.0
3.0
2.0
1.0
0.0
2005
2006
2007

4. Employment

Employment at 30 June 2007 was higher by 331 persons than at the end of the first half of 2006, and 76 persons higher than at 31 December 2006.

Employment at the end of the first half of 2007 versus the comparable prior year period is presented in the following table:

Table 5. End-of-period employment

	31.12.2006	30.06.2006	30.06.2007	Change *
Mines	11 682	11 528	11 809	102.4
Smelters	4 052	3 959	4 035	101.9
Other Divisions	2 192	2 184	2 158	98.8
Total	**17 926**	**17 671**	**18 002**	**101.9**

** 31.12.2006 = 100*

The increase in employment occurred mainly in production-related staff and was due to the necessity to ensure achievement of planned production.

Relations with the trade unions

On 3 January 2007, an agreement was signed with respect to wages along with a Side Protocol No. 9 to the Collective Labour Agreement for the Employees of KGHM Polska Miedź S.A., which set out:

- new principles for payment of the additional annual bonus, making it conditional on the amount of net profit achieved by the Company,
- an additional annual bonus for 2006 of 14% of wages, and
- new principles for determining the wages increase index.

In addition, on 14 February 2007 a side protocol to the Collective Labour Agreement was entered into, which increased basic wages rates by 6%.

Negotiations on setting the wages increase index for 2007 in KGHM Polska Miedź S.A. were not concluded by reaching an agreement with the trade unions. The wages increase indices were set by the Management Board as follows:

- 12.1% of average total wages,
- 5.7% of average wages less the additional annual bonus.

On 23 April 2007, the Copper Industry Trade Union (Związek Zawodowy Pracowników Przemysłu Miedziowego - ZZPPM) announced the existence of a collective dispute due to the Company's

failure to satisfy the demands submitted by the trade union in March 2007. The trade union demanded, among others, changes in employee remuneration categories and an increase in the wages increase index to a minimum of 10%, an increase in contributions to the employee retirement plan to 7% and an additional transfer to the Social Fund of PLN 100 million.

Negotiations and mediation relating to this collective dispute, which were held in May and June 2007, concluded with the signing of a protocol of dispute. On 26 - 28 June 2007 the ZZPPM trade union held a strike referendum. The trade union announced that 50.48% of the workforce participated in the referendum (according to employer's observers, this figure was approx. 42%). On 9 July 2007, the trade union organised a picket in front of the Head Office to voice its protest. The trade union has not announced a strike.

II. INVESTMENTS AND RESEARCH AND DEVELOPMENT

1. Investments in property, plant and equipment

Expenditures on property, plant and equipment (capital expenditures) in the first half of 2007 versus the first half of 2006 are presented in the table below:

Table 6. Capital expenditures ('000 PLN)

	2006	I-VI 2006	I-VI 2007	Change *
Mining	536 566	169 168	254 331	150.3
Smelting	150 185	49 128	39 886	81.2
Other activities	22 520	5 310	9 751	183.6
Total	**709 271**	**223 606**	**303 968**	**135.9**

** I-VI 2006 = 100*

Table 7. Structure of investment projects ('000 PLN)

	2006	I-VI 2006	I-VI 2007	Change*	Structure (%)
Development, of which:	326 266	95 927	131 356	136.9	43.2
- in mining	230 509	65 995	117 677	178.3	38.7
- in smelting	87 798	26 226	10 812	41.2	3.6
Replacement, of which:	285 744	103 687	149 888	144.6	49.3
- mining machinery	139 027	81 000	101 560	125.4	33.4
- required by IAS *(components, periodic repairs)*	-	-	15 868	x	5.2
Modernisation	45 895	13 327	7 949	59.6	2.6
Conformatory work	25 001	6 628	8 371	126.3	2.8
Other	26 365	4 037	6 404	158.6	2.1
Total	**709 271**	**223 606**	**303 968**	**135.9**	**100.0**
of which:					
- IT	20 034	4 891	6 384	130.5	2.1
- Ecology	31 670	7 463	5 170	69.3	1.7

** I-VI 2006 = 100*

Following are the major projects and facilities realised in the first half of 2007:

- modernisation and replacement of machinery in the mines,
- construction of the SW-4 shaft - the following work was carried out as part this project: preparations for deepening the shaft and work related to surface and underground infrastructure,
- continuation of tunnel development to access the Głogów Głęboki Przemysłowy mining region,
- investments related to on-going outfitting of the extraction sections in the mines,
- power and communications facilities,
- replacement and modernisation of smelter machinery and aggregates,
- facilities related to improving and maintaining the safe operation of the Żelazny Most tailings pond, and eliminating its impact on the environment,
- ventilation and air conditioning equipment in the mines.

Due to the implementation by the Company of International Financial Reporting Standards, the total amount of capital expenditures also includes expenditures on components (significant parts of an item of property, plant and equipment) and periodic repairs (major inspections), which had been recognised under operating costs until 2006.

In the course of implementation of the "Strategy of KGHM Polska Miedź S.A. and of the Group for the years 2007-2016", approved on 5 December 2006 by the Supervisory Board of the Company, decisions were also taken regarding the realisation of key projects for the Strategy:

- **Approval of assumptions to the "Program for modernisation of pyrometallurgy in KGHM in the years 2007-2011"**

  On 30 March 2007, the Management Board of the Company approved a "Program for modernisation of pyrometallurgy in KGHM in the years 2007-2011". The option selected is characterised by flexibility (allows for the final shaping of the project during the course of its implementation), the absence of social costs and the possibility of taking decisions regarding implementation of the individual phases of the project based on a detailed analysis of each subsequent phase of the project.

  The approved version of the program for modernisation of pyrometallurgy in KGHM Polska Miedź S.A. provides for:

  - An intensification of production at the flash furnace complex of the Głogów II smelter in 2009, to a production capacity of over 230 thousand tonnes of Cu blister annually,
  - The building of a flash furnace complex at the Głogów I smelter with a production capacity of 250 thousand tonnes of Cu blister annually, to be completed by 2012,
  - Modernisation of the Legnica smelter, enabling the selective smelting of concentrate from the Lubin mine in shaft furnaces (approx. 70 thousand tonnes of Cu in concentrate annually) and the building of an installation for the recovery of cobalt in the Legnica smelter, which will enable the recovery of associated metals (cobalt, lead), and
  - The potential implementation of hydrometallurgy for the Lubin concentrate or other effective technologies.

- **Implementation of the investment project "Hydrotransport of concentrate from the Ore Enrichment Plants to the Głogów smelter"**

  On 25 April 2007, the Management Board of the Company decided to commence the investment project "Hydrotransport of concentrate from the Ore Enrichment Plants ("OEP") to the Głogów smelter" and approved a budget for this project of up to PLN 210 million. In July 2007, this investment project was approved by the Supervisory Board of the Company.

  The concept of concentrate hydrotransport is based on replacing the railway transport of concentrate by the use of pipes, thereby ensuring continual and secure transport while simultaneously eliminating the need to load the concentrate onto railway wagons at the OEPs and its subsequent unloading at the Głogów smelter. The application of hydrotransport technology will enable a decrease in operating costs, and in particular a decrease in transport costs and in the costs of dewatering the concentrate (energy costs).

Main areas of investment activities

The main areas of the Company's investment activities comprise the following key activities:

- Development and increased effectiveness of the core business - increasing the resource base and improving effectiveness,
- Diversification of activities - gaining a significant position in the waste management and processing market and increasing production of the rock salt associated with copper ore.

With reference to the "Strategy of KGHM Polska Miedź S.A. and of the Group for the years 2007 - 2016", published on 5 December 2006, on 29 May 2007 the Company presented its main investment objectives supporting the Company's Strategy.

In order to implement the Strategy, the Company assumes that, in the period 2007-2016, it will incur total investments of PLN 16.3 billion, including approx. PLN 5.9 billion during the years 2007 and 2008.

22 strategic initiatives and investment projects were described, in the total amount of PLN 10.2 billion. The remaining amount of PLN 6.1 billion is to be spent on equipment replacement and on other non-strategic investments.

The projects involve goals related to both the development and increase in the effectiveness of the core business - PLN 6.9 billion as well as diversification of activities and support of Company growth – a total of PLN 3.3 billion. The basis for strategic investment planning is an internal rate of return (IRR) of a minimum of 15% over 20 years.

2. Research and development

The expenditures incurred by KGHM Polska Miedź S.A. on R&D projects in the first half of 2007 amounted to PLN 914 thousand, and were entirely financed by the internal funds of the Company.

Table 8. R&D expenditures ('000 PLN)

	2006	I-VI 2006	I-VI 2007	Change *
Mining	3 670	678	786	115.9
Smelting	2 384	32	128	X4.0
Total	**6 054**	**710**	**914**	**128.7**

** I-VI 2006 = 100*

The projects carried out are in line with the main directions of the Company's development as outlined in the Strategy of the Company, and involve the development and growth of the core business and diversification of activities.

3. Equity investments

In the first half of 2007, KGHM Polska Miedź S.A. made equity investments in the total amount of PLN 34 726 thousand.

Acquisition of shares

The Company acquired shares in the increased share capital of the following Group companies:

- „Energetyka" sp. z o.o.

  In March 2007 the court of registration registered an increase in the share capital of „Energetyka" sp. z o.o. by PLN 30 426 thousand. KGHM Polska Miedź S.A. acquired and paid for in cash all of the shares in the increased share capital. This increase was aimed at ensuring funds for the company for carrying out modernisation work and preparatory work related to the expansion of power generation capacity, and for repaying a loan from KGHM Polska Miedź S.A. in the amount of PLN 9 000 thousand.

- MCZ S.A.

  On 31 May 2007, the General Shareholders' Meeting of MCZ S.A. resolved to increase the share capital of the company by PLN 4 300 thousand. KGHM Polska Miedź S.A. acquired all of the shares of the new issue. Full cash payment for these shares was made in August 2007. The company will use the funds obtained from this increase for investments in medical equipment. This increase in capital will be registered by the court of registration once payment has been made for the shares.

Dividends received

KGHM Polska Miedź S.A. received dividends from the following entities (in '000 PLN):

- Polkomtel S.A. 202 316
- CBJ sp. z o.o. 2 000
- MINOVA – KSANTE Spółka z o.o. 851

Loans granted

In the first half of 2007, the company KGHM Congo S.P.R.L. made use of a financial support of KGHM Polska Miedź S.A. in the form of loans granted.

In April 2007 KGHM Congo S.P.R.L. repaid its final liabilities towards KGHM Polska Miedź S.A., in the amount of USD 200 thousand, due to a loan granted in 2005.

In June 2007 KGHM Polska Miedź S.A. signed a new loan agreement with the company in the amount of USD 800 thousand, to be used to cover capital expenditures related to reconstruction of production capacity. This loan is to be repaid by May 2008.

Other equity investments

In the first half of 2007, KGHM Polska Miedź S.A. continued to participate in the AIG Emerging Europe Infrastructure Fund. The fair value of the investment in this Fund in the accounts of KGHM Polska Miedź S.A. at 30 June 2007 is PLN 11 787 thousand.

In the first half of 2007, the Company received a total amount of PLN 10 640 thousand from the AIG Fund, of which due to:

- the redemption of shares PLN 3 065 thousand,
- gains realised from the redemption of acquired shares PLN 7 575 thousand.

The Company also paid a management fee of PLN 80 thousand.

Other significant events in the Group

In March 2007:

- KGHM Polska Miedź S.A. sold its entire block of shares (16.72%) held in the company InfoMonitor Biuro Informacji Gospodarczej S.A.;
- A decrease in share capital was registered for KGHM Ecoren S.A. as decided by the General Shareholders Meeting of the company in October 2006. The share capital was decreased by PLN 10 052 thousand. KGHM Polska Miedź S.A. will receive the funds from this decrease in October 2007. The share capital of KGHM Ecoren S.A. after this decrease amounts to PLN 213 322 thousand.

Diagram 2. Entities in which KGHM Polska Miedź S.A. has a direct ownership of shares at 30 June 2007


KGHM Polska Miedź S.A.
KGHM Ecoren S.A. 100%
„Energetyka" sp. z o.o. 100%
POL-MIEDŹ TRANS Sp. z o.o. 100%
PeBeKa S.A. 100%
DIALOG S.A. 100%
CBJ sp. z o.o. 100%
KGHM CUPRUM sp. z o.o. - CBR 100%
MCZ S.A. 100%
KGHM Polish Copper Ltd. 100%
KGHM Kupferhandelsges. m.b.H 100%
PHP „MERCUS" sp. z o.o. 100%
„Zagłębie" Lubin SSA 100%
KGHM CONGO S.P.R.L. 99.98%
KGHM Metraco S.A. 98.96%
TUW - CUPRUM 93.8%
MINOVA-KSANTE Spółka z o.o. 30%
Polkomtel S.A. 19.61%
PTR S.A. 11.88%
INTERFERIE S.A. 2.06%

4. Telecom assets

Polkomtel S.A.

The carrying amount of the shares of Polkomtel S.A. at 30 June 2007 in the financial statements of KGHM Polska Miedź S.A. is PLN 437 250 thousand.

The basic items of the company's income statement are presented below:

Table 9. Financial results of Polkomtel S.A. ('000 PLN)

	2006	I-VI 2006	I-VI 2007	Change*
Sales	7 359 014	3 541 124	3 758 796	106.1
Operating profit	1 477 088	680 110	836 759	123.0
EBITDA	2 486 493	1 184 094	1 366 033	115.4
Profit for the period	1 123 121	508 290	632 924	124.5

** I-VI 2006 = 100*

In July 2007, the company announced to the market that the number of its customers had exceeded 13 million, which had put it in first place on the Polish mobile telephone operators market.

On 29 March 2007, the Ordinary General Shareholders Meeting of Polkomtel S.A. resolved to pay a total shareholders dividend of PLN 1 031 765 thousand. Of this amount, the company paid an interim dividend of PLN 253 380 thousand in March 2007 based on a resolution of the Supervisory Board of the Company. The remaining amount of PLN 778 385 thousand was paid on 8 June 2007. KGHM Polska Miedź S.A. received a total amount proportional to its shares in the company, i.e. PLN 202 316 thousand.

As at the date of this report, the dispute between the shareholders of Polkomtel S.A. being heard before the Court of Arbitration in Vienna has not been resolved.

In December 2005 a group of financial institutions announced a bid for the purchase of the shares in TDC. As a result of the settlement of this bid, there was a change of control over this entity. Consequently, based on the statutes of Polkomtel S.A., TDC Mobile International A/S offered to sell the shares it holds to the remaining shareholders.

As a result of the so-called Change of Ownership in relation to TDC Mobile International A/S, the other shareholders of Polkomtel S.A. obtained the right to acquire a total of 4 019 780 shares of Polkomtel S.A. held by TDC Mobile International A/S. On 10 March 2006, KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as the purchasers, and TDC Mobile International A/S as the seller, executed an "Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A." This agreement was described in detail in a current report dated 10 March 2006 and in the annual report for 2005.

On 10 March 2006, Vodafone Americas Inc. filed a claim with the International Court of Arbitration of the Federal Chamber of Commerce in Vienna against six entities, naming TDC Mobile International A/S as the Principal Respondent, Polkomtel S.A. as the First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as further Auxiliary Respondents. In the statement of its claims, Vodafone Americas Inc. has challenged, among others, the method of setting the price by TDC International A/S in the offer addressed to the other shareholders. As at the date of this report, this dispute has not yet reached a conclusion. It is expected that the Court will announce its judgment in the fourth quarter of 2007. It is not possible to determine the outcome of these proceedings.

DIALOG S.A.

The carrying amount of the shares of DIALOG S.A. at 30 June 2007 in the financial statements of KGHM Polska Miedź S.A. is PLN 1 130 000 thousand.

The basic items of the company's income statement are presented below:

Table 10. Financial results of DIALOG S.A. ('000 PLN)

	2006*	I-VI 2006/*	I-VI 2007	Change **
Sales	500 959	250 246	241 793	96.6
Operating profit	29 835	35 598	27 331	76.8
EBITDA	121 496	80 500	75 483	93.8
Profit for the period	71 271	31 585	24 303	76.9

** The financial data for 2006 and for the period January-June 2006 are presented based on the separate financial statements of the company prepared under the Polish Accounting Act dated 29 September 1994.*
*** I-VI 2006 = 100*

The deterioration of the financial results of DIALOG S.A. was due to a decrease in sales caused by a lowering of prices for services and a reduction in the customer base, as well as an increase in costs related to gaining customers and implementing new services.

In accordance with the approved strategy and business plan of DIALOG S.A., apart from continuation of projects begun in 2006, the company expects to commence in the near future a variety of investment projects which together are aimed at increasing revenues and expanding the activities of the company, as well as improving its profitability. Thanks to an agreement entered into with TP S.A. the company commenced to sell its services beyond its own network by using the incumbent operator's network. The company will also expand its broadband Internet access services. At the end of June 2007 the company had 95.6 thousand subscribers using these services.

Strong competition from mobile phone operators means that DIALOG, like other fixed-line operators, is experiencing a fall in voice service subscribers. At the end of June 2007 the company had 406 thousand ringing lines, which was 9 thousand less than in the comparable period of 2006. In the first half of 2007 the company commenced sales of voice subscription services as an operator making use of the TP S.A. network (based on a so-called WLR (wholesale line rental) agreement), which will allow the company to increase its revenues from voice services.

On 22 February 2007, DIALOG S.A. finalised a transaction for the purchase of an organised part of an enterprise called E-wro. As part of this transaction, the company purchased an Ethernet technology network together with a base of 6.5 thousand subscribers with Internet access, along with other tangible and intangible assets. The purchase of this network increases the ability of DIALOG S.A. to provide modern services (e.g. interactive television).

III. REVIEW OF FINANCIAL POSITION

1. Balance sheet: Assets

In comparison to the end of 2006, there has been an increase in total assets by PLN 1 589 618 thousand, i.e. by 13%.

Table 11. Assets and their structure as at end of period ('000 PLN)

	31.12.2006	30.06.2007	Change*	Structure (%)
Non-current assets	**7 100 481**	**7 211 968**	**101.6**	**51.8**
Property, plant and equipment	4 378 301	4 533 472	103.5	32.6
Intangible assets	75 425	74 266	98.5	0.5
Shares in consolidated subsidiaries	1 904 368	1 929 042	101.3	13.9
Investments in associates	438 559	438 559	100.0	3.1
Deferred income tax asset	130 150	-	x	0.0
Available-for-sale financial assets	78 364	24 287	31.0	0.2
Held-to-maturity investments	32 169	42 225	131.3	0.2
Derivative financial instruments	16 411	123 413	×7.5	0.9
Trade and other receivables	46 734	46 704	99.9	0.3
Current assets	**5 234 938**	**6 712 815**	**128.2**	**48.2**
Inventories	1 638 271	1 620 479	98.9	11.6
Trade and other receivables	1 220 583	1 175 379	96.3	8.4
Held-to-maturity investments	-	30 049	x	0.2
Available-for-sale financial assets	-	204 251	x	1.5
Derivative financial instruments	282 648	350 067	123.9	2.5
Cash and cash equivalents	2 093 436	3 332 590	159.2	23.9
Assets held for sale	-	**254**	**x**	**0.0**
Total Assets	**12 335 419**	**13 925 037**	**112.9**	**100.0**

** 31.12.2006 = 100*

The largest item of assets is property, plant and equipment. Since the beginning of 2007 property, plant and equipment has increased by 4%. Expenditures on purchase and construction of tangible fixed assets amounted to PLN 303 968 thousand, of which PLN 131 356 thousand (43%) represented investments related to development, including construction of the SW-4 shaft and drift tunnels to access the „Głogów Głęboki Przemysłowy" deposit.

The total value of shares held amounted to PLN 2 367 601 thousand, of which PLN 438 559 thousand represented investments in associates accounted for using the equity method in the consolidated financial statements. The increase in the value of shares held by PLN 24 674 thousand (1%) versus the end of December 2006 was mainly due to investments made within the Group. In the first half of 2007, the Company acquired shares in the increased share capital of the following companies: Energetyka S.A. in the amount of PLN 30 426 thousand and Miedziowe Centrum Zdrowia S.A. in the amount of PLN 4 300 thousand. Simultaneously, due to registration of a decrease in the share capital of KGHM Ecoren S.A. in the first quarter of 2007 the value of shares held decreased by PLN 10 052 thousand.

The largest item of current assets was cash and cash equivalents, whose amount increased by nearly 60% compared to the end of 2006. Cash inflow in the first half of 2007 was due to high prices on the copper market. The Company invested the funds obtained in short-term bank deposits, in order to, among others, ensure funds for payment of shareholder dividends.

Another significant item of current assets was inventories. The carrying amount of inventories slightly decreased, by PLN 17 792 thousand, compared to the end of 2006, mainly due to the following:

- a decrease in semi-products and work in progress by PLN 168 671 thousand,
- a decrease in inventories of products by PLN 98 047 thousand,
- an increase in inventories of materials by PLN 249 194 thousand.

With respect to semi-products, there was a decrease in the volume of copper anodes by 11 thousand tonnes, i.e. 59%, alongside an increase in concentrate inventories by 18 thousand tonnes of Cu. Inventories of finished goods decreased by 14 thousand tonnes of Cu (56%), while the increase in the value of materials mainly related to external copper-bearing materials used in the production of electrolytic copper, including materials which were in transit at the balance sheet date. In addition, copper prices have increased since the beginning of the year, resulting in the increase of the value of inventories of purchased copper.

In the first half of 2007, there was a decrease in the value of trade receivables from PLN 1 077 901 thousand to PLN 1 028 992 thousand, i.e. by 5%. Other receivables in the amount of PLN 193 091 thousand at the end of June 2007 were mainly related to taxation, customs duties and insurance as well as prepayments.

Derivative financial instruments were measured at PLN 123 413 thousand in terms of non-current assets and PLN 350 067 thousand in terms of current assets.

Available-for-sale financial assets (current and non-current) in the amount of PLN 228 538 thousand mainly represented shares in the investment funds DWS Płynna Lokata Plus and KBC Gamma SFIO, which were reclassified at the end of the first quarter of 2007 from non-current assets to current assets.

Assets held to maturity refer to:

- debt securities, representing investments in the mine closure fund, in the amount of PLN 42 225 thousand (non-current assets),
- debt financial instruments (commercial bonds) in the amount of PLN 30 049 thousand together with interest (current assets).

2. Balance sheet: Equity and Liabilities

In comparison to the end of 2006, there has been a decrease in the value of equity and in its share in the assets financing structure, from 66% to 52%. This change in the structure was mainly due to the distribution of profit for 2006.

Table 12. Sources of financing of assets and their structure as at end of period ('000 PLN)

	31.12.2006	30.06.2007	Change*	Structure %
Equity	**8 167 628**	**7 177 527**	**87.9**	**51.5**
Share capital	7 413 573	7 413 573	100.0	53.2
Other reserves	(431 526)	128 128	x	0.9
Retained earnings	1 185 581	(364 174)	x	x
Non-current liabilities	**1 320 741**	**1 406 274**	**106.5**	**10.1**
Trade and other payables	6 522	6 332	97.1	0.0
Borrowings	29 552	23 551	79.7	0.2
Derivative financial instruments	881	-	x	0.0
Deferred income tax liabilities	-	10 050	x	0.1
Liabilities due to employee benefits	803 875	810 113	100.8	5.8
Provisions for other liabilities and charges	479 911	556 228	115.9	4.0
Current liabilities	**2 847 050**	**5 341 236**	**187.6**	**38.4**
Trade and other payables	1 280 401	4 662 905	×3.6	33.5
Borrowings	10 808	9 422	87.2	0.1
Deferred income tax liabilities	400 846	224 449	56.0	1.6
Derivative financial instruments	1 047 112	341 806	32.6	2.5
Liabilities due to employee benefits	63 234	65 697	103.9	0.5
Provisions for other liabilities and charges	44 649	36 957	82.8	0.3
Total equity and liabilities	**12 335 419**	**13 925 037**	**112.9**	**100.0**

** 31.12.2006 = 100*

Based on the decision of the General Shareholders Meeting of the Company, nearly all of the profit for 2006 was allocated for shareholder dividends. As a result, retained earnings were decreased by PLN 3 394 000 thousand, and by PLN 1 549 755 thousand if taking into account the profit earned for the first half of 2007 (PLN 1 844 245 thousand).

The increase in other reserves by PLN 559 654 thousand is mainly due to the settlement of hedging instruments.

Total liabilities (non-current and current) increased by PLN 2 579 719 thousand, mainly due to the impact of the liability towards shareholders in respect of the dividend for 2006.

The largest item was trade and other payables, totalling PLN 4 669 237 thousand, of which the main components were as follows (in '000 PLN):

- liabilities due to shareholder dividends 3 394 000,
- trade payables 520 654,
- accruals 306 840,
  (of which PLN 256 788 thousand represents an accrual for future wages due to the additional annual bonus payable in accordance with the Collective Labour Agreement for the Employees of KGHM Polska Miedź S.A.)
- taxation and social security 208 925.

A significant item is the liability due to employee benefits. This liability amounted to PLN 875 810 thousand at the end of June 2007 and comprised the following (in '000 PLN):

- the coal equivalent payment 487 064,
- jubilee bonuses 231 067,
- retirement and disability benefits 157 679.

In the first half of 2007, liabilities due to derivative transactions decreased by PLN 706 187 thousand, and amounted to PLN 341 806 thousand at the end of June 2007. The 67% decrease in these liabilities was due to the settlement of hedging transactions and the decrease in the volume of hedged production.

The prevailing part of the balance of provisions for liabilities, in the total amount of PLN 603 235 thousand (non-current and current, together with deferred income tax liabilities), is made up of a revalued provision for costs of closing mines and other industrial facilities.

Changes in the structure of equity and liabilities, primarily due to the distribution of profit for 2006, had a significant impact on the ratios illustrating the financing of assets:

Table 13. Assets financing ratios

	31.12.2006	30.06.2007
Coverage of assets by equity	0.7	0.5
Coverage of non-current assets by equity	1.2	1.0
Coverage of non-current assets by long-term capital	1.3	1.2
Coverage of current assets by current liabilities	0.5	0.8

Ratios calculated based on end-of-period balances

Off-balance sheet liabilities and receivables

At 30 June 2007, contingent receivables of the Company amounted to PLN 160 312 thousand, and related to contested State budget issues. Contingent liabilities at the end of the first half of 2007 amounted to PLN 690 456 thousand and mainly comprised liabilities under the agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A., in the amount of PLN 673 220 thousand.

Other off-balance sheet liabilities of PLN 412 727 thousand include liabilities due to the following:

- the total amount of future minimum payments in respect of the right of perpetual usufruct of land in the amount of PLN 371 597 thousand, including primarily land received free of charge from the State Treasury,
- operating lease in the amount of PLN 26 477 thousand, and
- implementation of projects and inventions in the amount of PLN 14 653 thousand.

3. Liquidity

Financial resources

The structure of the Company's cash and cash equivalents is presented in the table below:

Table 14. Structure of cash and cash equivalents and other monetary assets ('000 PLN)

	31.12.2006	30.06.2007	Change *
Cash on hand and in bank accounts	368	671	182.3
Other monetary assets, of which:	2 093 068	3 331 919	159.2
- monetary assets payable within up to 3 months, incl. share units	2 091 251	3 326 056	159.0
- interest on financial assets payable within up to 3 months	1 817	5 863	×3.2
Total	**2 093 436**	**3 332 590**	**159.2**

** 31.12.2006 = 100*

The accumulation of cash and cash equivalents at the end of the first half of 2007 was due to the necessity to ensure cash for the payment of shareholder dividends in July and September 2007.

Credit servicing in the first half of 2007

At 30 June 2007, the Company had no liabilities due to bank loans.

The Company has an available credit line with Bank Handlowy w Warszawie S.A. of up to USD 10 000 thousand. The Company had not made use of this line as at 30 June 2007.

4. Income statement

In the first half of 2007, the Company generated a profit for the period of PLN 1 844 245 thousand, i.e. 83% of the result achieved in the comparable prior year period.

Table 15. Income statement ('000 PLN)

	2006	I-VI 2006	I-VI 2007	Change*
Sales	11 669 730	5 602 056	5 860 077	104.6
Operating costs	7 531 203	3 486 812	3 521 096	101.0
Profit on sales	**4 138 527**	**2 115 244**	**2 338 981**	**110.6**
Result on other operating activities	375 297	555 162	(71 705)	x
Operating profit (EBIT)	**4 513 825**	**2 670 406**	**2 267 276**	**84.9**
Result on financing activities	(22 552)	(10 860)	(12 184)	112.2
Profit before income tax	**4 491 272**	**2 659 546**	**2 255 092**	**84.8**
Profit for the period	**3 706 055**	**2 230 336**	**1 844 245**	**82.7**
EBITDA (EBIT + depreciation)	*4 895 250*	*2 856 232*	*2 471 223*	*86.5*

** I-VI 2006 = 100*

The decrease in profit for the period by PLN 386 091 thousand (alongside a more than 10% increase in profit on sales) is mainly due to the result on other operating activities, which decreased by PLN 626 867 thousand in relation to the first half of 2006, among others due to the decrease in the following items (in '000 PLN):

- income from the dividend from Polkomtel S.A. (258 954)
  (the dividend of PLN 461 270 thousand received in 2006 reflected the settlement of retained earnings from prior years)
- the result on the measurement and realisation of derivative instruments (269 432)
- the result on exchange differences (74 992)
- and the impairment loss of DIALOG S.A. in 2006 (32 000)

In relation to the comparable period of 2006, the following factors had the greatest impact on the value of sales achieved (in '000 PLN):

- an increase in copper, silver and gold prices 825 296
- the strengthening of the PLN from 3.16 to 2.90 PLN/USD (507 149)
- a lower loss on hedging transactions 311 484
- a decrease in sales volume (307 122)

Table 16. Basic factors affecting the financial result of the Company

	Unit	2006	I-VI 2006	I-VI 2007	Change*
Sale of copper and copper products	t	556 902	286 254	272 721	95.3
Silver sales	t	1 239	610	582	95.4
Average copper price on the LME	USD/t	6 731	6 070	6 769	115.5
Average silver price on the LBM	USD/troz	11.55	10.95	13.31	121.6
Average USD/PLN exchange rate per NBP	PLN/USD	3.10	3.16	2.90	91.8

** I-VI 2006 = 100*

In the first half of 2007, revenues from the sale of copper and silver represented 96% of sales and were higher by PLN 334 897 thousand, i.e. by 6%, versus the comparable prior year period.

The Company incurred a loss on other operating activities of PLN (71 705) thousand, which comprised the following (in '000 PLN):

- loss on measurement and realisation of derivative instruments	(253 514)
- income from dividends	205 167
- interest income from cash and cash equivalents and monetary assets	47 450
- foreign exchange losses	(47 922)
- change in provisions	(13 903)
- income from investments in available-for-sale financial assets	14 013
- impairment losses	(11 375)
- other	(11 621)

The loss on financing activities amounted to PLN 12 184 thousand and was mainly due to the revaluation of provisions by PLN (12 105) thousand.

5. Financial ratios

The table below presents the basic ratios describing the economic activities of the Company:

Table 17. Liquidity and profitability ratios

	Unit	2006	I-VI 2006	I-VI 2007
Current liquidity	x	1.84	0.95	1.26
Quick liquidity	x	1.26	0.72	0.95
ROA - return on assets	%	30.0	16.8	13.2
ROE - return on equity	%	45.4	41.9	25.7
Debt ratio	%	33.8	59.9	48.5
Durability of financing structure	%	76.9	50.6	61.6

The continuation of the bullish conditions on the metals market, and consequently the high level of cash allocated to payout of the dividend (on 10 July 2007 and 10 September 2007 totalling PLN 3 394 000 thousand) led to an increase in liquidity ratios.

The deterioration of profitability ratios - Return on Assets and Return on Equity - is mainly the result of the Company earning a lower profit for the first half of 2007 versus the comparable prior year period, alongside higher total assets and equity at the end of June 2007.

The change in the structure of equity and liabilities (an increase in equity and a decrease in current liabilities) due to the measurement and settlement of derivative financial instruments resulted in the reduction of the debt ratio and an increase in the durability of financing structure ratio.

6. Operating costs

The operating costs of the core business in the first six months of 2007 versus the comparable prior year period increased by PLN 34 284 thousand, i.e. 1%, of which:

- the total cost of sales (cost of products sold) increased by PLN 105 910 thousand, i.e. by 3% - mainly due to a 13% increase in the unit cost of electrolytic copper production, alongside a 5% decrease in the volume of sales of copper products, and
- the cost of goods for resale and materials sold decreased by PLN 71 626 thousand (in the months of May and June 2006 the Company sold copper concentrate previously purchased from Alumbrera and silver in the form of bars in the total amount of PLN 72 693 thousand).

Table 18. The unit cost of electrolytic copper production

	Unit	2006*	I-VI 2006*	I-VI 2007	Change**
Total unit cost of copper production, of which:	PLN/t	10 497	9 156	10 340	112.9
	USD/t	3 381	2 894	3 571	123.4
- from internal charges	PLN/t	8 185	7 487	8 802	117.6
- from external copper-bearing materials	PLN/t	21 005	18 932	19 598	103.5

**in 2007 conditions with respect to smelter processing costs*
*** I-VI 2006 = 100*

The unit cost of electrolytic copper production increased by PLN 1 184 PLN/t, i.e. 13%, versus the comparable period of 2006, mainly due to the following:

- an increase in the use of internally-produced semi-products from inventories (an increase in cost by approx. 650 PLN/t) due to the maintenance shutdown at the Głogów smelter and a decrease in the production of copper in internal concentrate by 8%,
- an increase in provisions for payment of the additional annual bonus from 8.5% in 2006 to 19.5% in 2007 (an increase in the unit cost by 330 PLN/t), and
- a decrease in end-production by 4% (an increase in costs by 219 PLN/t).

Costs by type decreased by PLN 519 995 thousand, i.e. by 14%, of which purchased copper-bearing materials decreased by PLN 533 274 thousand.

The structure of costs by type is shown in the table below:

Table 19. Structure of costs by type (%)

	2006	I-VI 2006	I-VI 2007
Depreciation	4.9	4.9	6.3
Materials and energy consumption	51.4	50.2	42.4
including external copper-bearing materials	31.9	30.1	18.5
External services	11.8	11.5	12.5
Labour costs	27.6	28.7	33.6
Taxes and charges	3.6	3.4	4.1
Other	0.7	1.3	1.1

7. Risk management

In the first half of 2007, strategies hedging the copper price represented approx. 35% of the sales of this metal realised by the Company (in the first half of 2006: 30%). In the case of silver, they amounted to approx. 10% (in the first half of 2006: 39%). In the case of the currency market, hedged revenues from sales represented approx. 5% (in the first half of 2006: 11%) of total sales.

Transactions hedging metal prices were settled with a negative result, while currency hedging transactions were settled with a positive result. In the first half of 2007, the result on derivative instruments amounted to PLN (873 808) thousand (in the first half of 2006: PLN (915 859) thousand), of which:

- revenues from sales were adjusted by PLN (620 293) thousand (being the amount transferred from equity to profit or loss in the reporting period; in the first half of 2006: PLN (931 777) thousand),
- the result on other operating activities was charged with the following amounts: PLN (4 675) thousand (in the first half of 2006: PLN (3 997) thousand) due to the loss from realisation of derivative instruments, and PLN (248 839) thousand (in the first half of 2006: PLN 19 915 thousand) due to the loss from the measurement of derivative instruments).

The adjustment of other operating costs and losses due to the measurement of derivative transactions is mainly due to the change in the time value of options which are to be settled in future periods. Due to the existing hedge accounting regulations, changes in the time value of options may not be recognised in the revaluation reserve.

In the first half of 2007, the Company implemented copper price hedging strategies of a total volume of 150 thousand tonnes and a time horizon falling in 2008. The Company made use of options. Additionally, during this period the Company implemented adjustment hedge transactions of a total volume of 3 890 tonnes and a time horizon falling in January, March, April, May, June and September 2007.

In the case of the silver market, during the analysed period strategies were implemented for hedging the price of this metal in a total volume of 19.2 million troz and a time horizon falling in 2008 and 2009. In the first half of 2007, there were no adjustment hedge transactions implemented on the silver market.

In the case of the forward currency market, in the first half of 2007 the Company implemented strategies hedging the USD/PLN rate for an amount of USD 300 million and a time horizon falling in the second half of 2007. The Company made use of forward contracts. During the analysed period there were no adjustment hedge transactions implemented on the currency market.

The Company remains hedged for a portion of copper sales planned for the second half of 2007 (36 thousand t) and for 2008 (150 thousand t), for a portion of silver sales planned for the second half of 2007 (0.3 million troz), for 2008 (12 million troz) and for 2009 (9.6 million troz), as well as for a portion of sales revenues (currency market) planned to be achieved in the second half of 2007 (USD 337.5 million).

The Company continuously monitors the commodity and currency markets, and these monitoring activities are the basis for taking decisions on implementing hedging strategies.

A detailed description of the risk management policy of the Company together with an identification of the main types of risk can be found in notes 3 and 10 of the financial statements.

8. Contested issues

As at 30 June 2007, the total value of unresolved contested issues raised both by and against the Company amounted to PLN 199 650 thousand, including receivables of PLN 156 750 thousand and liabilities of PLN 42 900 thousand.

The largest proceedings being pursued by the Company with regard to debtors as at the end of the first half of 2007 relate to the following:

- **Receivables due to additional taxation of the payment from net profit for 1996**
  The amount contested is PLN 23 729 thousand. The Company has appealed the decision of the Legnica branch of the Tax Chamber in Wrocław to the Wrocław branch of the Supreme Administrative Court (known as the NSA). As a result of this appeal being dismissed, the Company submitted a cassation appeal to the NSA in Warsaw. By a decision dated 30 June 2004 the NSA dismissed the cassation appeal of the Company. On 7 December 2004 the Company submitted a constitutional appeal to the Constitutional Tribunal, claiming that the law on the payment from profit and the law on tax audits infringed upon the rights and freedoms of the Company as described in the constitutional appeal. Simultaneously, the Company submitted a constitutional appeal in respect of similar proceedings involving debtors due to additional taxation of the payment from net profit for 1997, the amount contested being PLN 5 292 thousand. As at the date of this report, the Constitutional Tribunal has not issued any decision in these matters.

- **Property tax on underground mining works for 2003-2006**
  The total value of the claims is PLN 41 333 thousand. The mayor of Polkowice, by way of four decisions, set the amount of the property tax on underground mining works at PLN 10 411 thousand for 2003, PLN 10 439 thousand for 2004, PLN 10 244 thousand for 2005 and PLN 10 239 thousand for 2006. The local board of appeal (Samorządowe Kolegium Odwoławcze) in Legnica upheld the decisions of the mayor of Polkowice. The Company filed an appeal with the Voivodeship Administrative Court in Wrocław against the decisions of the local board of appeal in Legnica. On 15 March 2007 the Voivodeship Administrative Court issued judgments unfavourable for the Company, in respect of which on 11 June 2007 the Company filed a cassation appeal with the NSA.

The largest proceedings pending as at 30 June 2007 with regard to liabilities relate to the following:

- **Payment of damages due to deterioration of water from the AQ1 and AQ2 water supplies caused by the activities of the Lubin mine of KGHM Polska Miedź S.A. on the terrain of the municipality (Gmina) of Warta Bolesławiecka**
  Value of amount under dispute: PLN 11 839 thousand. A statement of claim dated 24 March 2003 was filed with the Regional Court in Legnica, Civil Section I, by BOBMARK INTERNATIONAL Sp. z o. o. with its registered head office in Warsaw. On 30 June 2006 the Company received an opinion, issued to the order of the Court, of a company specialises in marketing and market research, regarding the evaluation of lost opportunities of BOBMARK INTERNATIONAL. The opinion issued by Contract Consulting Kumela i Wspólnicy Spółka Jawna in Kraków is in favour of the Company.

  At the trial on 13 August 2007 hearings were held on the process of flooding of the mining works, reasons for deterioration of water from AQ1 and AQ2 water supplies and possibility of distribution on the German market of the mineral water which was to be produced by BOBMARK. Additionally, the Court admitted evidence from a supplementary opinion by experts from Contract Consulting Kumela i Wspólnicy in connection with claims of the plaintiff related to advertising costs and inappropriate water sale price; the plaintiff's attorney was allowed a 14-day period to forward questions to the experts. The case was adjourned.

  Based on the facts and the legal aspects of the case one might judge that the claims of BOBMARK INTERNATIONAL Sp. z o. o. are inflated; however, until a judgment is issued by the Court, the legal position of KGHM Polska Miedź S.A. cannot be clearly assessed, i.e. whether the Company will be held responsible for the damage claimed by the plaintiff or whether the claims will be dismissed or partially allowed. As a result, the Company has not taken a decision to release provisions created for this liability.

- **Fees for use of a patent for the period from 1 January 1997 to 31 December 2002**
  Value of amount under dispute: PLN 10 602 thousand. The statement of claim of TKW Combustion Sp. z o.o. in Głowno was filed with the Regional Court in Świdnica, Economic Section VI, on 30 July 2003. In the opinion of KGHM Polska Miedź S.A., this claim is groundless due to the fact that the design is utilized based on a licensing agreement 1/91 dated 25 July 1991, which authorises the Company to make use of the project over an indefinite period of time, with a licensing fee payable only for the first five years of use of the design. The court, by a ruling dated 13 January 2004, adjourned the proceedings until the issue of the patent is heard. By a decision dated 7 May 2007, the Patent Office annulled the patent of TKW Combustion. The decision on annulling the patent may be appealed.

9. Realisation of financial forecasts

In a current report dated 21 August 2007 the Company published the adjusted Budget assumptions for 2007 as confirmed by the Management Board of the Company on the same day and approved by the Supervisory Board on 30 August 2007 (current report from the same day). The adjusted Budget assumes the achievement in 2007 of revenues from sales in the amount of PLN 11 854 million and profit for the period of PLN 3 682 million.

Details of the basic assumptions of the adjusted Budget for 2007 are presented below:

Table 20. Realisation of the adjusted Budget of the Company for 2007 after the first half of 2007

	Unit	Budget 2007 *	Adjusted Budget 2007 **	I-VI 2007	Realisation (%)
Electrolytic copper prices	USD/t	5 700	6 950	6 769	97
Metallic silver prices	USD/troz	12.00	12.50	13.31	106
Exchange rate	PLN/USD	2.95	2.80	2.90	104
Total unit electrolytic copper production cost	PLN/t	9 450	10 320	10 340	100
	USD/t	3 203	3 686	3 571	97
- of which from internal charges	PLN/t	8 290	8 655		
Electrolytic copper production	'000 t	538.0	531.5	261.1	49
- of which from external copper-bearing materials	'000 t	73.0	80.0		
Silver production	t	1 125	1 148	608	53
Expenditure for purchase and construction of tangible fixed assets	MPLN	1 142	1 020	304	30
Revenues from sales	MPLN	10 647	11 854	5 860	49
Profit for the period	MPLN	2 978	3 682	1 844	50

* *Budget for 2007 approved by the Supervisory Board on 17 January 2007*
** *Adjusted budget for 2007 approved by the Supervisory Board on 30 August 2007*

The decision to verify the Budget is based on the economic and financial results achieved in the first half of the year and events affecting the financial position of the Company in the second half of 2007, including:

- updating of the macroeconomic forecast,
- decision of the Ordinary General Shareholders Meeting on the payment of dividend from the 2006 profit,
- change in the work system in the mines – discontinuance of mining on Sundays,
- updating of the investment program.

In the first half of 2007, the Company earned revenues from sales in the amount of PLN 5 860 million and a profit for the period of PLN 1 844 million, which means an achievement of the adjusted Budget at the level of 49% and 50%, respectively.

The relatively law level of achievement of planned expenditures on purchase and construction of tangible fixed assets (30%) after the first half of the year is a result of the specific nature of capital expenditures and is not a threat to achievement of the investment plan.

The assumptions for the following years as presented in the current report dated 17 January 2007 and the annual report of the Company for 2006 will be verified within the Technical and Economic Plan for 2008-2012, which is currently being prepared by the Company.

METHODOLOGY USED IN THE REPORT

Assets financing ratios:

- **Coverage of assets by equity** – equity divided by total assets,
- **Coverage of non-current assets by equity** – equity divided by non-current assets,
- **Coverage of non-current assets by long-term capital** – equity plus non-current liabilities divided by non-current assets,
- **Coverage of current assets by current liabilities** – current liabilities divided by current assets.

Liquidity and profitability ratios:

- **Current liquidity** – current assets divided by current liabilities,
- **Quick liquidity** – current assets minus inventories divided by current liabilities,
- **ROA – return on assets (%)** – profit for the period divided by total assets, multiplied by 100,
- **ROE – return on equity (%)** – profit for the period divided by equity, multiplied by 100,
- **Debt ratio (%)** – total liabilities plus accruals and deferred income divided by equity and liabilities,
- **Durability of financing structure (%)** – equity plus non-current provisions plus non-current liabilities divided by equity and liabilities.

LIST OF TABLES, DIAGRAMS AND CHARTS

Signatures of all members of the Management Board			
Date	**First name, surname**	**Position/Function**	**Signature**
7 September 2007	*Krzysztof Skóra*	PRESIDENT OF THE MANAGEMENT BOARD	
7 September 2007	*Maksymilian Bylicki*	I VICE PRESIDENT OF THE MANAGEMENT BOARD	
7 September 2007	*Marek Fusiński*	VICE PRESIDENT OF THE MANAGEMENT BOARD	
7 September 2007	*Stanisław Kot*	VICE PRESIDENT OF THE MANAGEMENT BOARD	
7 September 2007	*Ireneusz Reszczyński*	VICE PRESIDENT OF THE MANAGEMENT BOARD	

END